                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-28303

PROSPECTUS
--------------------------------------------------------------------------------
                                    5,880,000 SHARES
                                 EAGLE GEOPHYSICAL, INC.
[EAGLE GEOPHYSICAL, INC. LOGO]        COMMON STOCK
--------------------------------------------------------------------------------
Of the 5,880,000 shares of common stock, $0.01 par value (the "Common Stock"), offered hereby, 4,000,000 shares are being sold by Eagle Geophysical, Inc. (the "Company") and 1,880,000 shares are being sold by a selling stockholder (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "EGEO" upon notice of issuance.

SEE "RISK FACTORS" ON PAGES 8 TO 13 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================================
                                                               Underwriting                             Proceeds to
                                             Price to          Discounts and        Proceeds to           Selling
                                              Public          Commissions(1)        Company(2)          Stockholder
-----------------------------------------------------------------------------------------------------------------------
Per Share..............................       $17.00               $1.19              $15.81              $15.81
-----------------------------------------------------------------------------------------------------------------------
Total(3)...............................     $99,960,000         $6,997,200          $63,240,000         $29,722,800
=======================================================================================================================

(1) The Company, the parent corporation of the Selling Stockholder, the Selling Stockholder, certain officers, directors and employees of the Company and certain corporations beneficially owned by such officers, directors and employees of the Company (the "Additional Selling Stockholders") have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $950,000.

(3) The Company, the Selling Stockholder and the Additional Selling Stockholders have granted the Underwriters 30-day over-allotment options to purchase, in the aggregate, up to 882,000 additional shares of the Common Stock on the same terms and conditions set forth above. If such options are exercised in full, the total Price to Public will be $114,954,000, the total Underwriting Discounts and Commissions will be $8,046,780, the total Proceeds to Company will be $72,757,620 and the total Proceeds to Selling Stockholder and Additional Selling Stockholders will be $34,149,600. See "Underwriting."
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholder (and, if applicable, the Additional Selling Stockholders) and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on or about August 11, 1997.

PRUDENTIAL SECURITIES INCORPORATED                                        SIMMONS & COMPANY
                                                                            INTERNATIONAL

August 5, 1997

Photo #1 AIRBOAT
The Company's use of radio frequency telemetry data acquisition systems allows for seismic data collection in logistically challenging swamp and marsh environments.

Photo #2 ROAD
The radio telemetry field recording box (called a seismic acquisition remote, or "SAR") uses radio frequency transmission rather than cable connections to deliver seismic data from the field to the recording system, thus allowing surveys where there are numerous topographical obstructions such as highways, rivers and towns.

Photo #3 TRUCK
The central recording system, located in the "Dog House," collects seismic data via radio signal from the SAR's. Since the data is transmitted after every shot, the potential for lost or corrupt data is greatly limited.

Photo #4 DOGHOUSE
The seismic observer stationed in the "Dog House" is provided with total and continuous control of every aspect of the recording process.


Graphic -- map of U.S. Gulf Coast showing locations of onshore and offshore 3D geophysical surveys


Back Cover of the Prospectus -- Photo #5 VESSELS
The Company has considerable experience in dual vessel techniques employing GPS-based synchronization techniques and wide bandwidth transmission systems for greater 3D survey coverage in congested offshore areas with dense marine traffic, production platforms and other obstructions.


                                _______________


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment options will not be exercised. All references to the Common Stock give effect to the 3,400-for-one stock split effected May 22, 1997. This Prospectus contains certain forward-looking statements that involve risk and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the factors set forth under "Risk Factors" and elsewhere in this Prospectus. Unless the context indicates otherwise, certain technical and other terms used in this Prospectus have the meanings assigned to them in the Glossary appearing elsewhere herein.

     Eagle Geophysical, Inc. currently owns 19.0% of the outstanding shares of Energy Research International. Prior to or contemporaneously with the consummation of the Offering, Eagle Geophysical, Inc. will acquire the remaining 81.0% of the outstanding shares of Energy Research International in exchange for 600,000 shares of Common Stock of Eagle Geophysical, Inc. Such acquisition is a condition to the consummation of the Offering, and the Offering will not be consummated unless such acquisition is completed. Unless the context indicates otherwise, all references herein to the "Company" mean Eagle Geophysical, Inc. and its subsidiaries, including Energy Research International, assuming the consummation of such acquisition, and all pro forma financial data given is for such combined entity unless specified otherwise.

                                  THE COMPANY

     Eagle Geophysical, Inc. (the "Company") is a highly-focused international oilfield service company engaged in the acquisition of seismic information, with a specialization in the acquisition of high definition three-dimensional ("3D") seismic data in logistically difficult wetland environments and in congested offshore areas. Seismic data is used by oil and gas companies in the exploration for new oil and gas reserves and the development of existing reserves. The Company was formed to combine the onshore seismic data acquisition business conducted by Seitel Geophysical, Inc. ("SGI") with the offshore seismic data acquisition business conducted by Energy Research International ("ERI") and its operating subsidiaries (the "Horizon Companies"), both of which were commenced in 1993.

     The Company's crews and equipment have been configured for the technically and logistically demanding operations they conduct. The Company operates three onshore 1,850 channel Opseis(R) radio telemetry seismic data acquisition crews in the U.S. Gulf Coast region and four towed-streamer seismic data acquisition vessels, primarily in the North Sea and the U.S. Gulf of Mexico. The Company is currently pursuing opportunities to expand its wetland seismic data acquisition activities internationally, primarily into Latin America, though the Company has not yet entered into any contracts to provide onshore data acquisition services internationally. The Company's wetland crews and equipment, which use radio signals rather than traditional cables to collect seismic data, are specifically designed to work in environmentally sensitive and operationally challenging swamp and marsh environments, where the Company has completed over fifty-five 3D surveys since 1993. Because these Opseis systems use radio signals to transmit data, they can be operated more efficiently than cable-based systems, particularly in wetland areas and highly populated areas where there are numerous topographic obstructions, such as rivers, bays, highways and towns. These systems also excel in environmentally sensitive areas where physical intrusion must be minimized.

     The Company believes that it has developed particular expertise in both the front-end planning and the execution of complex onshore 3D surveys. Front-end planning involves obtaining permits from the numerous land and mineral owners required in large onshore 3D acquisition projects and refining such projects to capitalize on the capabilities of the Company's radio telemetry systems. The Company believes that the combination of its superior permitting, planning and project management skills and the capabilities of the Company's equipment to acquire data around obstacles and areas where permission from land owners cannot be obtained provides the Company with a competitive advantage in seeking data acquisition work in the wetland regions of the U.S. Gulf Coast.

     The Company also operates four seismic data acquisition vessels under charter or lease, each of which is currently configured to tow either two or three streamers. These vessels are well equipped to work in congested offshore areas with dense marine traffic, production platforms and other obstructions, where vessels towing more streamers are ill-suited to work due to their lack of maneuverability. The configuration of the Company's vessels is also optimal for conducting small and medium sized high definition seismic surveys around offshore platforms. These surveys may be used by oil and gas companies to delineate the extent of or enhance the production from existing fields. The Company plans to expand the streamer towing capacity of one of its vessels from three to between four and six streamers at the end of 1997, significantly increasing the vessel's data acquisition capabilities. This will enable the Company to further increase flexibility and efficiency in its offshore seismic data acquisition operations. The Company believes that the greater financial resources available to its offshore operations following the Offering will better enable it to satisfy existing customer demand for its services and to mobilize its seismic acquisition vessels to new geographic markets, such as Latin America, Africa and Southeast Asia, as opportunities arise outside its primary areas of operation in the U.S. Gulf of Mexico and the North Sea.

     Approximately 52% of the Company's 1996 pro forma combined revenues was derived from its onshore operations, and the remaining 48% of revenues was derived from offshore operations. All onshore revenues in 1996 were attributable to 3D data acquisition activities. Offshore revenues in 1996 were attributable approximately 85% to 3D data acquisition activities and 15% to two-dimensional ("2D") data acquisition activities. See "Description of Business -- Business Strategies" for a discussion of the Company's business objectives.

                               INDUSTRY OVERVIEW

     Seismic data is used by oil and gas companies to identify and image underground geological structures likely to trap hydrocarbons, both to aid in the exploration for new hydrocarbon reservoirs and to enhance production from existing reservoirs. A seismic data acquisition project generally consists of designing and planning the survey, obtaining permission from mineral and land owners to perform the survey (if on land) and acquiring the seismic data. Such data, when processed, is then used to produce computer generated three-dimensional images or two-dimensional cross sections of subsurface geologic formations. These cross sections and images are then used by oil and gas companies to evaluate the potential for successful drilling for or production of oil and gas.

     Historically, 2D surveys were the primary technique used to acquire seismic data. However, advances in computer technology in the last five to ten years have made 3D seismic data, which provides a more comprehensive geophysical image, a practical and capable oil and gas exploration and development tool. 3D seismic data is proving to be more accurate and effective than 2D data at identifying potential hydrocarbon-bearing geological formations. The use of 3D seismic data to identify locations to drill both exploration and development wells has improved the economics of finding and producing oil and gas. The success and acceptance of 3D seismic data has in turn created increased demand for 3D seismic surveys in recent years. The Company anticipates that demand for 3D seismic data will continue to increase both in the Company's current primary areas of operations and in other areas internationally.

                         RELATIONSHIP WITH SEITEL, INC.

     The Company, formed in December 1996, is a combination of the onshore seismic data acquisition business conducted by SGI, which is a wholly-owned subsidiary of Seitel, Inc. ("Seitel"), and the offshore seismic data acquisition business conducted by the Horizon Companies. After consummation of the Offering, Seitel will retain indirect ownership of 18.9% of the outstanding shares of Common Stock (16.5% if the Underwriters' over-allotment options are exercised in full). In 1996, seismic data acquisition services provided to Seitel and its subsidiaries accounted for approximately 52% of the Company's pro forma combined revenues. The Company currently has contracts with Seitel and its subsidiaries to perform certain specific seismic data acquisition projects, representing 28% of the Company's backlog as of July 10, 1997. The Company anticipates that Seitel will continue to be a significant customer after the Offering. See "Certain Transactions."

                                  THE OFFERING

Common Stock Offered by the Company.....     4,000,000 shares

Common Stock Offered by the Selling
Stockholder.............................     1,880,000 shares

Common Stock to be Outstanding after the
Offering................................     8,025,000 shares(1)

Use of Proceeds.........................     The net proceeds to the Company
                                             from the Offering will be used to
                                             repay $35.4 million of debt and
                                             capital lease obligations of the
                                             Company, including certain debt
                                             owed to or guaranteed by Seitel,
                                             approximately $5.0 million will be
                                             deposited as additional security
                                             for a capital lease obligation that
                                             the Company does not intend to
                                             repay, approximately $18.0 million
                                             of such proceeds will be used to
                                             fund a portion of the capital
                                             expenditures required to increase
                                             the streamer capacity of one of the
                                             offshore seismic data acquisition
                                             vessels operated by the Company and
                                             the remaining $3.9 million will be
                                             used for general corporate
                                             purposes. See "Use of Proceeds."

Nasdaq National Market Symbol...........     EGEO

Risk Factors............................     For a discussion of certain factors
                                             relevant to an investment in the
                                             Common Stock, see "Risk Factors."
---------------

(1) Does not include 705,500 shares issuable upon exercise of stock options to be granted to management, employees and directors effective upon consummation of the Offering, all of which will have an exercise price per share equal to the initial public offering price set forth on the cover page of this Prospectus. See "Management -- Independent Directors Stock Option Plan" and "-- Stock Option Plan."

            SUMMARY SELECTED PRO FORMA AND HISTORICAL FINANCIAL DATA
     The Summary Selected Financial Data below has been taken or derived from the audited consolidated financial statements and the unaudited consolidated condensed financial statements of Eagle Geophysical, Inc. (referred to herein as "Eagle" for periods prior to the acquisition of the remaining interest in ERI) and ERI, the parent corporation of the Horizon Companies, or the unaudited pro forma consolidated financial statements of the Company, included elsewhere in this Prospectus. This summary financial data should be read in conjunction with Eagle's Consolidated Financial Statements, ERI's Consolidated Financial Statements, the Pro Forma Consolidated Financial Statements and the accompanying notes contained elsewhere in this Prospectus. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."
     The following unaudited pro forma consolidated balance sheet as of March 31, 1997 and the consolidated statements of operations for the year ended December 31, 1996 and the three month periods ended March 31, 1996 and 1997 give effect to certain transactions that will take place upon the closing of the Offering, including the acquisition by the Company, accounted for as a purchase transaction, of the remaining 81% of the outstanding shares of ERI in exchange for the issuance by the Company of 600,000 shares of Common Stock (the "ERI Acquisition") and the application of the net proceeds of the Offering to repay certain indebtedness of the Company, as if such transactions had taken place on March 31, 1997 in the case of the unaudited pro forma consolidated balance sheet and January 1, 1996 in the case of the unaudited pro forma consolidated statements of operations.
PRO FORMA FINANCIAL DATA

                                                                                                          FOR THE QUARTER
                                                                                                          ENDED MARCH 31,
                                                                                                  -------------------------------
                                               FOR THE YEAR ENDED DECEMBER 31, 1996                    1996             1997
                                    -----------------------------------------------------------   --------------   --------------
                                       EAGLE          ENERGY                         PRO FORMA      PRO FORMA        PRO FORMA
                                    GEOPHYSICAL,     RESEARCH                       COMBINED AS    COMBINED AS      COMBINED AS
                                        INC.       INTERNATIONAL   ADJUSTMENTS(1)   ADJUSTED(2)   ADJUSTED(1)(2)   ADJUSTED(1)(2)
                                    ------------   -------------   --------------   -----------   --------------   --------------
                                    (HISTORICAL)   (HISTORICAL)     (UNAUDITED)     (UNAUDITED)             (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Statement of Operations Data:
  Revenue..........................   $48,136         $43,607         $  (828)        $90,915        $12,890          $23,179
                                      -------         -------         -------         -------        -------          -------
  Expenses:
    Operating expenses(3)..........    34,917          37,601            (828)         71,690         11,466           16,110
    Depreciation and
      amortization.................     3,409           4,615           1,403(4)        9,427          2,044            3,030
    Selling, general and
      administrative expenses......     2,680           2,619           1,133(5)        6,432          1,111            1,250
    Interest expense, net..........       531           1,649          (1,529)(6)         651            110               34
                                      -------         -------         -------         -------        -------          -------
        Total expenses.............    41,537          46,484             179          88,200         14,731           20,424
                                      -------         -------         -------         -------        -------          -------
  Income (loss) before provision
    for income taxes...............     6,599          (2,877)         (1,007)          2,715         (1,841)           2,755
  Provision (benefit) for income
    taxes..........................     2,420              --            (506)          1,914            108              494
                                      -------         -------         -------         -------        -------          -------
  Net income (loss)(7).............   $ 4,179         $(2,877)        $  (501)        $   801        $(1,949)         $ 2,261
                                      =======         =======         =======         =======        =======          =======
  Earnings (loss) per share(7).....   $  1.23                                         $   .10        $  (.24)         $   .28
                                      =======                                         =======        =======          =======
  Weighted average shares
    outstanding....................     3,400
                                      =======
  Pro forma shares outstanding.....                                                     8,025          8,025            8,025
                                                                                      =======        =======          =======
Statement of Cash Flow Data:
  Operating activities.............   $ 4,640         $ 4,315                         $ 9,857        $(2,022)         $ 6,399
  Investing activities.............    (7,928)         (3,113)                        (11,041)          (253)          (7,258)
  Financing activities.............     3,230          (1,313)                          1,917          2,252            1,341
Other Financial Data:
  EBITDA(8)........................   $10,539         $ 3,387                         $12,793        $   313          $ 5,819

                                                                     AS OF MARCH 31, 1997
                                                              ----------------------------------
                                                                                   PRO FORMA
                                                               PRO FORMA           COMBINED
                                                              COMBINED(1)      AS ADJUSTED(1)(2)
                                                              -----------      -----------------
                                                                         (UNAUDITED)
Balance Sheet Data:

  Cash and cash equivalents.................................    $ 1,304            $ 28,644
  Total assets..............................................     86,690             108,221
  Total debt, capital lease obligations and due to
    affiliate...............................................     49,239              14,489
  Stockholders' equity......................................     20,033              76,381

---------------

(1) Reflects pro forma adjustments for the ERI Acquisition and adjustments to reflect the consummation of the Offering and the sale of 25,000 shares of Common Stock, at the initial public offering price, to Jay N. Silverman, President of the Company, for a note.
(2) Reflects the combination of the adjustments and the historical financial statements.
(3) As used herein, operating expenses exclude depreciation and amortization.
(4) Reflects the amortization of goodwill associated with the acquisition of ERI over a 15-year estimated useful life.
(5) Represents identifiable additions to selling, general and administrative expenses the Company estimates it will incur when operating as a public registrant.
(6) Reflects a reduction in interest expense as a result of the application of estimated net proceeds from the Offering to reduce debt and capital lease obligations.
(7) Excludes the effect of a $600,000 extraordinary gain for early extinguishment of debt on ERI's historical 1996 financial statements.
(8) EBITDA represents earnings before interest expense, taxes, depreciation and amortization. EBITDA is used by management of the Company as a supplemental financial measurement in the evaluation of its business and should not be considered as an alternative to net income as an indicator of the operating performance of the Company or as an alternative to cash flow as a measure of liquidity. EBITDA is presented here to provide additional information about the Company. See Note 8 to Selected Pro Forma Financial Information.

HISTORICAL FINANCIAL DATA

                                                                                                           AS OF AND FOR
                                                                                                         THE THREE MONTHS
                                                          AS OF AND FOR THE YEARS ENDED DECEMBER 31,      ENDED MARCH 31,
                                                         ---------------------------------------------   -----------------
                                                             1993         1994       1995       1996      1996      1997
                                                         ------------   --------   --------   --------   -------   -------
                                                         (UNAUDITED)              (IN THOUSANDS)            (UNAUDITED)
EAGLE GEOPHYSICAL, INC.(1)
Statement of Operations Data:
  Revenue..............................................     $ 5,650      $25,721    $29,275    $48,136   $ 5,974   $12,981
                                                            -------      -------    -------    -------   -------   -------
  Expenses:
    Operating expenses(2)..............................       3,596       20,070     20,986     34,917     4,336     9,286
    Depreciation and amortization......................         409        1,817      2,471      3,409       657     1,302
    Selling, general and administrative................         108        1,673      2,874      2,680       361       450
    Interest expense, net..............................         147          384        408        531       136       158
                                                            -------      -------    -------    -------   -------   -------
        Total expenses.................................       4,260       23,944     26,739     41,537     5,490    11,196
                                                            -------      -------    -------    -------   -------   -------
  Income before provision for income taxes.............       1,390        1,777      2,536      6,599       484     1,785
  Provision for income taxes...........................         509          651        933      2,420       178       655
                                                            -------      -------    -------    -------   -------   -------
  Net income...........................................     $   881      $ 1,126    $ 1,603    $ 4,179   $   306   $ 1,130
                                                            =======      =======    =======    =======   =======   =======
  Earnings per share(3)................................     $   .26      $   .33    $   .47    $  1.23   $   .09   $   .33
                                                            =======      =======    =======    =======   =======   =======
  Weighted average shares outstanding..................       3,400        3,400      3,400      3,400     3,400     3,400
                                                            =======      =======    =======    =======   =======   =======
Statement of Cash Flow Data:
  Operating activities.................................     $ 1,939      $   603    $   633    $ 4,640   $(3,012)  $ 6,481
  Investing activities.................................      (4,791)        (234)      (289)    (7,928)     (232)   (6,710)
  Financing activities.................................       2,877         (365)      (315)     3,230     3,233       229
Other Financial Data:
  EBITDA...............................................     $ 1,946      $ 3,978    $ 5,415    $10,539   $ 1,277   $ 3,245
Consolidated Balance Sheet Data:
  Cash and cash equivalents............................     $    25      $    29    $    58    $    --   $    47   $    --
  Total assets.........................................       7,063       14,413     17,960     26,721    20,997    35,792
  Total debt and capital lease obligations.............       3,989        8,034      5,932     10,902     5,832    17,800
  Stockholder's equity.................................         881        2,007      3,610      7,789     3,916     8,919

---------------

(1) Eagle was incorporated in December 1992 and had no material operations in 1992.
(2) As used herein, operating expenses exclude depreciation and amortization.
(3) Had the sale pursuant to the Offering of shares of Common Stock (742 in 1996 and 1,176 in 1997) at $17 per share occurred at the beginning of 1996 and 1997, and the net proceeds therefrom been used to repay long-term debt, earnings per share would have been $1.10 for the year ended December 31, 1996 and $.29 for the three-month period ended March 31, 1997.

                                                                                                           AS OF AND FOR
                                                                                                         THE THREE MONTHS
                                                          AS OF AND FOR THE YEARS ENDED DECEMBER 31,      ENDED MARCH 31,
                                                         ---------------------------------------------   -----------------
                                                           1993(1)        1994       1995       1996      1996      1997
                                                         ------------   --------   --------   --------   -------   -------
                                                         (UNAUDITED)              (IN THOUSANDS)            (UNAUDITED)
ENERGY RESEARCH INTERNATIONAL
Statement of Operations Data:
  Revenue..............................................     $ 9,591      $19,457    $29,423    $43,607   $ 6,916   $10,632
                                                            -------      -------    -------    -------   -------   -------
  Expenses:
    Operating expenses(2)..............................       8,360       16,360     27,075     37,601     7,130     7,258
    Depreciation.......................................          78        1,683      3,856      4,615     1,036     1,377
    Selling, general and administrative................         690        1,703      2,196      2,619       467       517
    Interest expense, net..............................          90          528      1,456      1,649       406       536
                                                            -------      -------    -------    -------   -------   -------
        Total expenses.................................       9,218       20,274     34,583     46,484     9,039     9,688
                                                            -------      -------    -------    -------   -------   -------
  Income (loss) before provision for income taxes and
    extraordinary item.................................         373         (817)    (5,160)    (2,877)   (2,123)      944
  Provision for income taxes...........................          63           11         --         --        --        --
                                                            -------      -------    -------    -------   -------   -------
  Income (loss) before extraordinary item..............         310         (828)    (5,160)    (2,877)   (2,123)      944
  Extraordinary item...................................          --           --         --        600        --        --
                                                            -------      -------    -------    -------   -------   -------
  Net income (loss)....................................     $   310      $  (828)   $(5,160)   $(2,277)  $(2,123)  $   944
                                                            =======      =======    =======    =======   =======   =======
Statement of Cash Flow Data:
  Operating activities.................................     $ 1,376      $   990    $    (1)   $ 4,315   $   771   $  (620)
  Investing activities.................................      (1,154)      (7,556)    (2,758)    (3,113)      (21)     (548)
  Financing activities.................................          --        6,629      2,830     (1,313)     (981)    1,112
Other Financial Data:
  EBITDA...............................................     $   541      $ 1,394    $   152    $ 3,387   $  (681)  $ 2,857
Consolidated Balance Sheet Data:
  Cash.................................................     $   155      $   266    $   373    $   813   $   306   $ 1,304
  Total assets.........................................       7,884       28,920     28,040     28,057    25,113    30,421
  Total debt and capital lease obligations.............          --       21,712     24,543     21,072    23,333    23,236
  Stockholders' equity (deficit).......................         307         (491)    (5,626)   (11,231)   (7,694)   (9,935)

---------------

(1) ERI was incorporated in May 1993 and commenced operations in July 1993, and no prior operations are included in the 1993 data above.
(2) As used herein, operating expenses excludes depreciation.

                                  RISK FACTORS

     An investment in the securities offered hereby involves a high degree of risk. Prospective investors should carefully consider the risk factors described below, in addition to the other information set forth in this Prospectus, in connection with an investment in the securities offered hereby.

     All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in such forward-looking statements.

     ABSENCE OF COMBINED OPERATING HISTORY. The Company is a combination of the businesses conducted by SGI and the Horizon Companies (the "Combined Businesses"). The Combined Businesses have been operating separately and neither the historical results of their separate operations nor their pro forma financial information is necessarily indicative of the results that would have been achieved had the Combined Businesses been operated on an integrated basis or the results that may be realized in the future. In addition, prior to the Offering, Eagle has been a subsidiary of Seitel and has relied on Seitel for certain financial, management, administrative and other resources. See "Certain Transactions." A number of significant changes will occur in the funding and operations of the Company in connection with the consummation of the Offering. These changes include the contemplated establishment of the Company's bank revolving credit facility and its own incentive compensation and stock option plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management." These changes may have a substantial impact on the financial position and future results of operations of the Company. As a result, the historical financial information included in this Prospectus does not necessarily reflect the financial position and results of operations of the Company in the future or what the financial position and results of operations of the Company would have been had it been operated as a combined stand-alone entity during the periods presented.

     Although certain members of management of the Company have extensive experience in providing onshore and offshore seismic data acquisition services and in managing businesses that provide such services, there can be no assurance that the Company will be able to integrate the Combined Businesses into a combined entity on an economically efficient basis or that the Company's management group will be able to manage effectively the combined entity and implement the Company's business strategies. See "Management."

     INFLUENCE OF SEITEL ON THE COMPANY. Approximately 52% of the pro forma combined revenues of the Company for the year ended December 31, 1996 were derived from seismic data acquisition services provided to Seitel and its subsidiaries. Such revenues, in the case of Eagle, are based on prices charged to unaffiliated parties for similar work. Such revenues are not necessarily indicative of the revenues Eagle would have earned had it provided these services to unrelated third parties. The Horizon Companies charged Seitel for these services at an amount believed by management of the Horizon Companies to be equal to amounts it would have charged unrelated third parties for such services. The loss of Seitel as a customer would have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that Seitel will enter into any material contracts with the Company for seismic data acquisition services in the future. See "Description of Business -- Customers," "Certain Transactions," Note G to Consolidated Financial Statements of Eagle and Note E to Consolidated Financial Statements of ERI.

     In the past, Seitel has guaranteed certain indebtedness of the Company and has made loans to the Company. Of the approximately $62.3 million estimated net proceeds to the Company from the Offering, approximately $7.7 million will be used to repay debt owed by the Company to Seitel and an additional approximately $16.7 million will be used to repay debt of the Company that has been guaranteed by Seitel. Such funds will not be available to the Company for other uses such as capital expenditures, funding acquisitions or working capital. The Company's borrowing costs may increase in the future as a result of having to obtain financing based on its own creditworthiness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Upon completion of the Offering, Seitel will indirectly own 18.9% of the outstanding Common Stock (16.5% if the underwriters' over-allotment options are exercised in full). In addition, Paul A. Frame, the President and Chief Executive Officer and a director of Seitel, will serve as a director of the Company, will serve as Chairman of the Executive Committee of the Board of Directors of the Company, will be actively involved in the management of the Company with respect to marketing and expansion of the Company's business and will receive stock options to acquire shares of Common Stock from the Company. See "Management -- Stock Option Plan." Consequently, in addition to its current position as a significant customer of the Company, Seitel will be able to exercise significant influence over the management of the Company. Such influence will extend to matters such as the election of directors of the Company, the approval of matters submitted for stockholder approval and responding to any potential takeover of the Company.

     Mr. William Lurie is also currently a director of Seitel. Mr. Lurie, who is Chairman of the Board of Directors of the Company, will retire from the Seitel board at or prior to the consummation of the Offering. Mr. Jay Silverman, who is the President and Chief Executive Officer and a director of the Company, is currently an executive officer of Seitel. Mr. Silverman will cease to be an executive officer of Seitel upon consummation of the Offering. A substantial portion of Mr. Silverman's present personal assets is comprised of common stock and other equity interests in Seitel. Mr. Silverman is not under any obligation to reduce his economic interests in Seitel as he assumes his role as Chief Executive Officer of the Company.

     POTENTIAL CONFLICTS OF INTEREST. Conflicts of interest may arise in the future between Seitel and the Company in a number of areas relating to their past and ongoing relationships, including potential acquisitions of businesses or properties, other business opportunities, the election of new or additional directors, the payment of dividends, incurrence of indebtedness, tax matters, financial commitments, registration rights and issuances and sales of capital stock of the Company. Although the Company and Seitel do not currently compete against each other in any material respect, there can be no assurance that Seitel and the Company will not in the future compete against each other. Any officer or director of Seitel who serves as a director of the Company, such as Mr. Frame, may have conflicts of interest in addressing business opportunities and strategies as to which Seitel's and the Company's interests differ. Although the Company intends to follow the procedures provided by the Delaware General Corporation Law regarding conflicts of interest with respect to agreements and transactions between Seitel and the Company, the Company has not adopted any formal procedures to ensure that conflicts of interest will not occur or to resolve any such conflicts of interest that do occur. See "Certain Transactions." There can be no assurance that any such conflicts of interest will be resolved in favor of the Company.

     The Company and Seitel have entered into a number of agreements for the purpose of defining their ongoing relationship and providing for an orderly separation of the companies. See "Certain Transactions." These agreements were negotiated in the context of a parent-subsidiary relationship and are therefore not the result of negotiations between independent parties. In addition, the Company did not retain separate legal counsel from the counsel retained by Seitel in connection with the negotiation of these agreements. It is the intention of the Company and Seitel that such agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that is fair to both parties, while continuing certain mutually beneficial arrangements. The parties intend that such agreements and transactions provide fair market value to them on terms no less favorable to the Company than would otherwise be available from unaffiliated parties. Because of the complexity of the various relationships between the Company and Seitel, however, there can be no assurance that each of such agreements, or the transactions provided for therein, will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

     DEPENDENCE UPON ENERGY INDUSTRY SPENDING. Demand for the Company's services depends upon the level of capital expenditures by oil and gas companies for exploration, production and development activities. These activities depend in part on oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases in the United States and abroad, the discovery rate of new oil and gas reserves, local and international political, regulatory and economic conditions and the ability of oil and gas companies to obtain capital. In addition, a decrease in oil and gas expenditures could result from such factors as unfavorable tax and other legislation or uncertainty concerning national energy policies. Beginning in 1982, a sharp decline in oil and gas prices led to a worldwide reduction in oil and gas exploration activities. This decline resulted in a significant reduction in the overall demand for seismic services. Since reaching a high in 1981, the number of companies providing seismic services has declined dramatically. Notwithstanding recent increases in oil and gas exploration activity, no assurance can be given that current levels of oil and gas activities will be maintained or that demand for the Company's services will reflect the level of such activities. Decreases in oil and gas activities could have a significant adverse effect upon the demand for the Company's services and the Company's results of operations.

     RISKS IN INTERNATIONAL OPERATIONS. Approximately 25% of the Company's pro forma combined 1996 revenues were derived from operations outside the U.S., and the Company is subject to the risks inherent in doing business internationally. In addition, the Company intends to expand its international operations. Since the Company has an established presence in the North Sea through the Horizon Companies, the Company does not view its offshore operations in the North Sea as being subject to undue risks of this type. However, as the Company expands the scope and extent of its onshore and offshore operations outside of their current locations in the U.S. Gulf Coast, the North Sea and the Gulf of Mexico, these risks may become more significant. Such risks include the possibility of unfavorable changes in tax or other laws, partial or total expropriation, currency exchange rate fluctuations and restrictions on currency repatriation, the disruption of operations from labor and political disturbances, insurrection or war, and the effect of requirements of partial local ownership of operations in certain countries. See "Description of Business -- Geographic Operations."

     OPERATING RISKS. The Company's crews often conduct operations in extreme weather, in difficult terrain that is not easily accessible and under other hazardous conditions. Accordingly, its operations are subject to risks of injury to personnel and loss of equipment. Each of the Company's vessels is taken out of service for approximately two to four weeks each year, generally at different off-season times of the year, for routine maintenance and service. Fixed costs, including costs associated with operating leases, labor costs and depreciation, account for a significant portion of the Company's costs and expenses. As a result, low productivity resulting from weather interruptions, equipment failures or other causes can result in significant operating losses, particularly when the Company is performing its services under a turnkey contract. For example, one of the Company's vessels suffered an engine failure in the fourth quarter of 1996, which adversely affected the Company's 1996 pro forma combined results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, while the Company has insurance policies that protect it against liabilities that may be incurred in the ordinary course of its business, the Company is unable to insure fully against all possible loss or liability. For example, no insurance is available at a cost deemed reasonable by the Company for war, nationalization, expropriation or other extreme events. The Company does not carry business interruption insurance with respect to its operations.

     SUBSTANTIAL COMPETITION. The offshore and onshore seismic data acquisition business is highly competitive. The Company believes that it has five major competitors for its offshore seismic data acquisition business worldwide and six major competitors for its wetland seismic data acquisition business in the U.S. Gulf Coast region. Competitive factors include price, experience, availability, technological expertise, performance and reputation for dependability. Certain of the Company's major competitors operate more data acquisition crews than the Company, provide integrated data acquisition, processing and interpretation services, have substantially greater revenues than the Company or are subsidiaries or divisions of major industrial enterprises having far greater financial and other resources than the Company and more extensive relationships with major integrated and multinational oil and gas companies. Such resources may enable these competitors to maintain technological and certain other advantages relating to costs that may provide them with an advantage over the Company in bidding for contracts. In addition, certain competitors having greater financial resources than the

Company may take an economic interest in the seismic data acquired or in oil and gas exploration and development projects in exchange for the services they perform for their customers. See "Description of Business -- Competition."

     CONCENTRATION OF CREDIT RISK. The Company generally provides services to a relatively small group of key customers that account for a significant percentage of the accounts receivable of the Company at any given time. The Company's key customers vary over time, but have historically included Seitel and its subsidiaries. The Company extends credit to various companies in the oil and gas industry, including its key customers, for the acquisition of seismic data, which results in a concentration of credit risk. See "Description of Business -- Customers." This concentration of credit risk may be affected by changes in the economic or other conditions of the Company's key customers and may accordingly impact the Company's overall credit risk. Historical credit losses incurred on receivables by the Company have been immaterial.

     CAPITAL INTENSIVE BUSINESS; OBSOLESCENCE OF TECHNOLOGY. The Company competes in a capital intensive industry. The development of seismic data acquisition equipment has been characterized by rapid technological advancements in recent years and this trend may continue. There can be no assurance that manufacturers of seismic equipment will not develop new systems that have competitive advantages over systems now in use that either render the Company's current equipment obsolete or require the Company to make significant capital expenditures to maintain its competitive position. The Company's strategy is to upgrade its vessels and data acquisition systems as often as necessary to maintain its competitive position. However, to do so may require large expenditures of capital. There can be no assurance that the Company will have the capital necessary to upgrade its equipment to maintain its competitive position or that any required financing therefor will be available on favorable terms. If the Company is unable to raise the capital necessary to update its data acquisition systems to the extent necessary, it may be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Business."

     The Company's ability to compete is highly dependent upon, among other things, its ability to provide seismic data of a competitive quality. Because of the significant technological changes that have already taken place with respect to 3D seismic data acquisition and those that may occur in the future, the Company is, like other seismic companies, generally dependent on its ability to keep pace with changes and improvements in data acquisition technologies and to acquire advanced equipment and vessels. Any significant technological developments affecting seismic surveying could adversely affect the Company. Over time, the value of and demand for seismic vessels and onshore seismic data acquisition equipment can be expected to fluctuate, depending upon a variety of factors including alternative types, sizes and technical abilities of competing vessels and equipment.

     RELIANCE ON KEY SUPPLIERS. The Company is dependent on Georex, Inc., a subsidiary of Compagnie Generale de Geophysique, S.A. ("CGG"), which is a competitor of the Company, for additions to and replacements for its Opseis seismic data acquisition systems, and Opseis is a registered trademark of CGG. The Company is also dependent on Input/Output, Inc. and Syntron, Inc., a subsidiary of GeoScience Corporation, for additions to and replacements for its offshore seismic data acquisition systems. Although these companies are not the only suppliers of seismic data acquisition systems, they are the Company's primary suppliers. In addition, the Company considers the Opseis system to be the state-of-the-art seismic data equipment for performing 3D seismic surveys in marshes and swamps. In the event of any disruption in the supply of repair services or replacement parts from the Company's primary suppliers, the Company may be unable to obtain such services or parts from other sources and would have to acquire other equipment that may be less advanced technologically. Although the Company believes it will be able to obtain systems from its primary suppliers in the future, should it be unable to do so, the Company's anticipated revenues or operating margins could be reduced significantly and the amount of cash needed for capital expenditures could be increased significantly.

     ENVIRONMENTAL AND OTHER REGULATIONS. The Company's operations are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the Company operates, as well as in the country or countries of registration of the

Company's vessels. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. In particular, the United States Oil Pollution Act of 1990 sets forth technical and operational requirements for vessels operating in the U.S. Gulf of Mexico. The Company believes that it possesses all permits, licenses and certificates material to the operation of its business. The modification of existing laws or regulations or the adoption of new laws or regulations curtailing drilling for oil and gas or imposing more stringent restrictions on seismic operations could adversely affect the Company.

     RELIANCE ON KEY PERSONNEL. The Company's operations are dependent on the efforts of Messrs. Paul A. Frame, Director and Chairman of the Executive Committee, Jay N. Silverman, President, and Gerald M. Harrison, Executive Vice President. If any of these key persons becomes unable to continue in his present role, or if the Company is unable to attract and retain other skilled employees, the Company's business could be adversely affected. The Company will have employment agreements with automatic renewal features with Messrs. Silverman and Harrison. The Company will have a bonus agreement with Mr. Frame that will expire December 31, 1999. See "Management."

     ABSENCE OF PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Company's Common Stock will develop, or if a trading market does develop, that it will continue after the Offering. Consequently, the initial public offering price of the Common Stock has been determined by negotiations among the Company and the representatives of the several Underwriters (the "Representatives") and may bear no relation to the market price for the Common Stock after the Offering. See "Underwriting" for factors considered in determining the initial public offering price. There can be no assurance that the price so determined will be representative of the current or future market value of the Common Stock offered hereby. The Common Stock has been approved for quotation on the Nasdaq National Market upon notice of issuance.

     IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of approximately $10.11 per share in the pro forma net tangible book value per share of Common Stock from the initial public offering price set forth on the cover page of this Prospectus. See "Dilution."

     POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK. Upon completion of the Offering, the Company will have 8,025,000 shares of Common Stock outstanding. The 5,880,000 shares to be sold in the Offering (6,762,000 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable in the public market without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by affiliates of the Company. The Selling Stockholder (which will beneficially own 18.9% of the outstanding shares of Common Stock after the Offering) and the executive officers, directors and the other current stockholders of the Company (who will beneficially own approximately 7.8% of the outstanding shares of Common Stock after the Offering and who will hold options exercisable at the initial public offering price for an additional 600,000 shares of Common Stock) have agreed that, for a period of 180 days from the date of this Prospectus, they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into or exchangeable for any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreement. The Company has granted certain registration rights to Seitel with respect to the shares of Common Stock it will retain after the Offering that will effectively allow Seitel to sell up to 50% of such shares approximately one year after the Offering and the balance two years after the Offering and to participate as a selling stockholder, subject to certain limitations, in future public offerings of Common Stock by the Company. See "Certain Transactions -- Registration Rights Agreement" and "Shares Eligible for Future Sale."

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future. See "Shares Eligible for Future Sale" and "Underwriting."

     ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE GENERAL CORPORATION LAW. Certain provisions of the Company's Certificate of Incorporation and By-Laws and of the Delaware General Corporation Law may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by the Board of Directors. Such provisions may therefore deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock -- Certain Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation, By-laws and Delaware General Corporation Law."

                                  THE COMPANY

     The Company is a highly-focused international oilfield service company engaged in the acquisition of seismic information, with a specialization in the acquisition of high definition 3D seismic data in logistically difficult wetland environments and in congested offshore areas. The Company was formed in December 1996 to combine the onshore seismic data acquisition business conducted by SGI with the offshore seismic data acquisition business conducted by the Horizon Companies, both of which were commenced in 1993.

     Prior to the Offering, ERI, the holding company of the Horizon Companies, was owned 19.0% by the Company and 81.0% by certain members of management of the Horizon Companies ("Horizon Management"). Contemporaneously with the consummation of the Offering, the Company will issue 600,000 shares of its Common Stock to Horizon Management in exchange for the remaining 81.0% of the issued and outstanding shares of ERI, whereby ERI and the Horizon Companies will become wholly-owned subsidiaries of the Company. The Horizon Companies are not in any way associated with Horizon Resources, Inc., a Delaware corporation based in Houston, Texas, or any of its affiliated companies.

     After consummation of the Offering, Seitel will retain indirect ownership of 18.9% of the outstanding shares of Common Stock (16.5% if the Underwriters' over-allotment options are exercised in full), and Horizon Management will collectively own 7.5% of the outstanding shares of Common Stock (4.9% if the Underwriters' over-allotment options are exercised in full).

     The executive office of the Company is located at 50 Briar Hollow Lane, 6th Floor West, Houston, Texas 77027, and its phone number at that address is (713) 881-2800.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby are estimated to be $62.3 million after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds approximately as follows: (i) $35.4 million to repay indebtedness as set forth in the table below; (ii) $5.0 million to be deposited with the Royal Bank of Scotland ("RBS") as additional security for the capital lease obligation relating to the Company's offshore seismic data acquisition vessel Simon Labrador; (iii) $18.0 million to fund the capital expenditures required to increase the streamer capacity of the Simon Labrador; and (iv) $3.9 million for general corporate purposes. The Company operates the Simon Labrador under a capital lease with Simon-Horizon Limited ("Simon"), which in turn leases the vessel from RBS under a capital lease. Pursuant to the arrangement between the Company and Simon, the Company is required to use its best endeavors to obtain the release of Simon from all obligations in connection with the lease of this vessel. The Company is currently negotiating with RBS to enter into a capital lease for the vessel directly with RBS, the effect of which would be to release Simon from its obligations with respect to the vessel. The current state of negotiations suggests that RBS will require the Company to deposit approximately $5 million as additional security to release Simon from its obligations and enter into a capital lease with the Company directly. If RBS will not enter into a lease for this vessel directly with the Company or will not agree to other arrangements that will release Simon from its obligations with respect to this vessel, or if Simon does not waive its right to be released from such obligations, the Company will be required to exercise its purchase option under the capital lease, which would currently require a payment of approximately $12.5 million. If the Company is required to exercise such purchase option and is unable to obtain financing for such purchase price, the Company would be required to apply funds set aside for capital expenditures or other funds from operations or borrow funds under the Company's proposed $20 million credit facility to pay such purchase price. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending use thereof, the Company intends to invest the net proceeds from the Offering in short term, investment grade or government securities. The Company will not receive any of the proceeds from the sale of the Common Stock being sold by the Selling Stockholder and the Additional Selling Stockholders. See "Principal and Selling Stockholders."

     The following table sets forth certain information concerning the indebtedness to be paid with a portion of the net proceeds of the Offering:

                                                   PRINCIPAL
                                                 OUTSTANDING AT        ANNUAL
                NAME OF LENDER                  JUNE 30, 1997(1)    INTEREST RATE    MATURITY DATE
                --------------                  ----------------   ---------------   --------------
The Bank of N.T. Butterfield & Son Ltd.(2)....    $ 7,867,000               8.50%      On demand-
                                                                                     September 1997
NationsBanc Leasing Corporation of North
  Carolina(1)(3)..............................     13,438,000         7.73%-8.06%     August 1999-
                                                                                       April 2002
Compass Bank..................................      1,074,000               7.61%      June 1998
MetLife Capital Corporation...................        264,000               7.52%      March 1999
MetLife Capital, Limited Partnership..........      1,658,000         5.00%-6.00%      July 1997-
                                                                                       July 1999
GE Capital Fleet Services.....................        268,000         5.00%-6.00%      July 1997-
                                                                                       March 1999
Teledyne Industries, Inc.(4)..................        490,000       11.25%-12.00%      September
                                                                                      1997-October
                                                                                          1997
Input/Output, Inc.(5).........................      2,659,000              10.00%    September 1999
Seitel, Inc.(6)...............................      7,657,000         5.35%-9.50%      On demand-
                                                                                     December 2001
                                                  -----------
          Total...............................    $35,375,000
                                                  ===========

---------------

(1) Does not include accrued interest, but does include prepayment penalties, which are immaterial in amount except with respect to NationsBanc Leasing Corporation of North Carolina. The prepayment penalty for the NationsBanc Leasing Corporation indebtedness is estimated to be approximately $200,000.

(2) The exchange rate of British pounds to U.S. dollars assumed for purposes of calculating these amounts is $1.70 per pound. This indebtedness is comprised of a revolving credit facility with an outstanding balance of $7,667,000 and a term loan with an outstanding balance of $200,000. The revolving credit facility and the term loan bear interest at the rate of LIBOR plus 2.0%. The revolving credit facility is payable on demand, and the term loan matures in September 1997.

(3) This indebtedness is comprised of four term loans with outstanding principal amounts of $4,988,000, $1,016,000, $6,718,000, and $516,000, with fixed interest rates of 8.0%, 8.06%, 7.98%, and 7.73%, respectively, maturing July 2001, August 1999, April 2002, and March 2000, respectively. The proceeds of these loans were used to acquire one Opseis seismic data acquisition system and related equipment and various offshore seismic data acquisition equipment.

(4) This indebtedness is comprised of two promissory notes with outstanding principal amounts of $160,000 and $330,000, bearing interest at 11.25% and 12.00%, respectively, and maturing September and October 1997, respectively. The proceeds of these loans were used to acquire offshore seismic data acquisition equipment.

(5) Capital lease of offshore seismic data acquisition equipment.

(6) This indebtedness is comprised of term loans of $2,679,000 and $2,000,000 owed to Seitel by ERI maturing December 2001 and July 1998, respectively and intercompany advances of $2,978,000 by Seitel to Eagle. Interest on the $2,679,000 loan accrues at a variable rate of interest equal to 5.35% until December 31, 1997, increasing to 8.0% from January 1, 1998 through December 31, 1998, and then at the prime rate of interest plus 1% from January 1, 1999 through December 31, 2001. Interest on the $2,000,000 loan accrues at the prime rate of interest plus 1%. The proceeds of these loans were used to repay $2,000,000 of existing indebtedness of ERI and to pay consideration upon the repurchase by ERI of certain of its shares from Seitel. The intercompany advances relate to amounts advanced on behalf of Eagle for expenses incurred with respect to third party projects and taxes and allocable overhead with respect to third-party projects. These advances are payable on demand and bear interest at a rate equal to Seitel's cost of funds, which is currently 7.25%.

                                 CAPITALIZATION

     The following table sets forth Eagle's capitalization at March 31, 1997 on an historical basis and the Company's capitalization at March 31, 1997 on a pro forma combined basis to reflect the ERI Acquisition. The pro forma combined as adjusted gives effect to (i) the sale by the Company of 4,000,000 shares of the Common Stock offered hereby and the application of the net proceeds therefrom for planned repayments of indebtedness as of March 31, 1997, (ii) the sale of 25,000 shares to the President of the Company at the initial public offering price for a note and (iii) the dividend to Seitel, Inc. See "Dividend Policy." The data set forth below should be read in conjunction with the other financial information presented elsewhere in this Prospectus.

                                                                       MARCH 31, 1997
                                                            -------------------------------------
                                                                                     PRO FORMA
                                                                       PRO FORMA      COMBINED
                                                            ACTUAL     COMBINED    AS ADJUSTED(1)
                                                            -------    ---------   --------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of long-term debt, capital lease
  obligations and due to affiliate........................  $ 4,952     $18,752       $ 4,618
                                                            =======     =======       =======
Long-term obligations:
  Long-term debt..........................................   12,933      12,933            --
  Capital lease obligations...............................    1,319      12,875         9,871
  Due to affiliate........................................       --       4,679            --
                                                            -------     -------       -------
          Total long-term obligations.....................   14,252      30,487         9,871
                                                            -------     -------       -------
Stockholders' equity(2):
  Preferred stock, $0.01 par value; authorized 5,000,000
     shares; no shares issued and outstanding.............       --          --            --
  Common stock, $0.01 par value; authorized 25,000,000
     shares; issued and outstanding: 3,400,000 shares
     actual; 4,025,000 shares pro forma combined;
     8,025,000 shares pro forma combined as adjusted......       34          40            80
Additional paid-in capital................................    7,755      19,288        76,859
Retained earnings (deficit)(3)............................    1,130       1,130          (133)
Note receivable from stockholder..........................       --        (425)         (425)
                                                            -------     -------       -------
          Total stockholders' equity......................    8,919      20,033        76,381
                                                            -------     -------       -------
          Total capitalization............................  $23,171     $50,520       $86,252
                                                            =======     =======       =======

---------------

(1) Adjusted to reflect the Offering and the application of the net proceeds to reduce indebtedness of $34,750,000 as of March 31, 1997. However, as of June 30, 1997, the Company's total long-term obligations and due to affiliate, which is to be repaid from a portion of the proceeds of the Offering, was $35,375,000. Upon the application of the net proceeds from the Offering, the current portion of long-term debt, capital lease obligations and due to affiliate is expected to be $5,660,000 and total long-term obligations is expected to be $9,496,000.

(2) Excludes 704,450 shares of Common Stock issuable upon exercise of stock options to be granted to management, employees and directors effective upon consummation of the Offering, all of which will have an exercise price per share equal to the initial public offering price set forth on the cover page of this Prospectus. See "Management -- Independent Directors Stock Option Plan" and " -- Stock Option Plan."

(3) The "pro forma combined as adjusted" balance reflects a $133,000 after tax prepayment penalty on the early extinguishment of debt.

                                DIVIDEND POLICY

     Prior to the ERI Acquisition and the Offering, Eagle has been a wholly-owned, indirect subsidiary of Seitel. The revenues of Eagle generated by work performed for Seitel and its other subsidiaries were based on prices charged to unaffiliated third parties for similar work and included a profit. Because Eagle was a wholly-owned subsidiary of Seitel, the profits generated by such intercompany work were eliminated from Seitel's financial statements upon consolidation. Upon consummation of the ERI Acquisition and the Offering, Eagle will no longer be a wholly-owned subsidiary of Seitel. Because Seitel does not intend to fund any payables to the Company which resulted from such intercompany work and which are still outstanding at the time the Offering is completed, the Company declared a dividend on July 22, 1997, to its sole stockholder, a wholly-owned, indirect subsidiary of Seitel, to eliminate any remaining intercompany receivables from Seitel. This dividend of Eagle's receivable from Seitel for profits attributable to work performed by Eagle for Seitel and its subsidiaries since inception to the date of consummation of the Offering, less taxes and allocable overhead attributable to such intercompany work, will be paid immediately prior to the consummation of the Offering. As of June 30, 1997, the amount of such net intercompany receivable was approximately $6.5 million. See "Certain Transactions."

     The Company does not currently intend to declare or pay dividends on the Common Stock after the Offering and expects that after the Offering it will retain funds generated by operations for the development and growth of the Company's business. The Company's future dividend policy will be determined by the Company's Board of Directors on the basis of various factors, including, among other things, the Company's financial condition, cash flows from operations, the level of its capital expenditures, its future business prospects, the requirements of Delaware law and any restrictions imposed by the Company's credit facilities. The Company anticipates that the proposed working capital line of credit will impose restrictions on the Company's ability to pay dividends.

                                    DILUTION

     Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the pro forma net tangible book value of the Common Stock from the initial public offering price. As of March 31, 1997, the pro forma net tangible deficit per share of the Common Stock was $0.25, after giving effect to the ERI Acquisition. Net tangible book value per share represents the Company's total tangible assets less total liabilities divided by the total number of shares of Common Stock outstanding. After further giving effect to the sale by the Company of the 4,000,000 shares of Common Stock to be sold by the Company in the Offering (after deducting underwriting discounts and commissions and estimated expenses of the Offering to be paid by the Company), and the application of the net proceeds as set forth for planned repayments of indebtedness, the Company's as adjusted pro forma net tangible book value per share of Common Stock as of March 31, 1997 would have been $6.89, representing an immediate increase of $7.14 in pro forma net tangible book value per share to existing stockholders and an immediate dilution of $10.11 per share to persons purchasing shares in the Offering. The following table illustrates this dilution per share of Common Stock:

Initial public offering price...............................            $17.00
                                                                        ------
  Pro forma net tangible deficit per share before the
     Offering...............................................  $(0.25)
                                                              ------
  Increase per share attributable to new investors..........    7.14
                                                              ------
Adjusted pro forma net tangible book value per share after
  the Offering..............................................              6.89
                                                                        ------
Dilution per share to new investors.........................            $10.11
                                                                        ======

     The following table sets forth, on a pro forma basis as of March 31, 1997, the difference between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company and the total cash consideration and average price per share paid to the Company without giving effect to underwriting discounts and commissions and offering expenses:

                                            SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                           -------------------   ---------------------     PRICE
                                           NUMBER(1)   PERCENT     AMOUNT      PERCENT   PER SHARE
                                           ---------   -------   -----------   -------   ---------
Existing stockholders(2).................  4,025,000    50.2%    $20,033,000    22.8%     $ 4.98
New investors............................  4,000,000    49.8%     68,000,000    77.2%     $17.00
                                           ---------   ------    -----------   ------
                                           8,025,000   100.0%    $88,033,000   100.0%
                                           =========   ======    ===========   ======

---------------

(1) The number of shares disclosed for the existing stockholders includes 1,880,000 shares being sold by the Selling Stockholder in the Offering. The number of shares disclosed for the new investors does not include the 1,880,000 shares being purchased by the new investors from the Selling Stockholder in the Offering.

(2) The total consideration paid by existing stockholders represents the combined stockholders' equity after the ERI Acquisition and before the Offering. See "Pro Forma Financial Information."

                    SELECTED PRO FORMA FINANCIAL INFORMATION

    The unaudited pro forma consolidated financial statements summarized below and included elsewhere in this Prospectus are derived from the historical consolidated financial statements of Eagle and ERI included elsewhere in this Prospectus.

    The unaudited pro forma consolidated balance sheet as of March 31, 1997 and the consolidated statements of operations for the year ended December 31, 1996 and the three month periods ended March 31, 1996 and 1997 give effect to certain transactions which will take place upon the closing of the Offering, including the acquisition by the Company, accounted for as a purchase transaction, of the remaining 81% of the outstanding shares of ERI in exchange for the issuance by the Company of 600,000 shares of Common Stock and the application of the net proceeds of the Offering to repay certain indebtedness of the Company, as if the transactions had taken place on March 31, 1997 in the case of the unaudited pro forma consolidated balance sheet and January 1, 1996 in the case of the unaudited pro forma consolidated statements of operations.

    The unaudited pro forma consolidated statements of operations may not be indicative of actual results that would have been achieved had the transactions to be effected at the closing of the Offering actually been completed as of the dates indicated. In addition, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of future operations of the Company and should be read in conjunction with Eagle and ERI's historical and consolidated financial statements and notes thereto contained elsewhere in this Prospectus.

                                                                                                          FOR THE QUARTER
                                                           FOR THE YEAR                                   ENDED MARCH 31,
                                                      ENDED DECEMBER 31, 1996                     -------------------------------
                                    -----------------------------------------------------------        1996             1997
                                                                                     PRO FORMA    --------------   --------------
                                       EAGLE          ENERGY                         COMBINED       PRO FORMA        PRO FORMA
                                    GEOPHYSICAL,     RESEARCH                           AS         COMBINED AS      COMBINED AS
                                        INC.       INTERNATIONAL   ADJUSTMENTS(1)   ADJUSTED(2)   ADJUSTED(1)(2)   ADJUSTED(1)(2)
                                    ------------   -------------   --------------   -----------   --------------   --------------
                                    (HISTORICAL)   (HISTORICAL)     (UNAUDITED)     (UNAUDITED)             (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Statement of Operations Data:
  Revenue.........................    $48,136         $43,607         $  (828)        $90,915        $12,890          $23,179
                                      -------         -------         -------         -------        -------          -------
  Expenses:
    Operating expenses(3).........     34,917          37,601            (828)         71,690         11,466           16,110
    Depreciation and
      amortization................      3,409           4,615           1,403(4)        9,427          2,044            3,030
    Selling, general and
      administrative expenses.....      2,680           2,619           1,133(5)        6,432          1,111            1,250
    Interest expense, net.........        531           1,649          (1,529)(6)         651            110               34
                                      -------         -------         -------         -------        -------          -------
        Total expenses............     41,537          46,484             179          88,200         14,731           20,424
                                      -------         -------         -------         -------        -------          -------
  Income (loss) before provision
    for income taxes..............      6,599          (2,877)         (1,007)          2,715         (1,841)           2,755
  Provision (benefit) for income
    taxes.........................      2,420              --            (506)          1,914            108              494
                                      -------         -------         -------         -------        -------          -------
  Net income (loss)(7)............    $ 4,179         $(2,877)        $  (501)        $   801        $(1,949)         $ 2,261
                                      =======         =======         =======         =======        =======          =======
  Earnings (loss) per share(7)....    $  1.23                                         $   .10        $  (.24)         $   .28
                                      =======                                         =======        =======          =======
  Weighted average shares
    outstanding...................      3,400
                                      =======
  Pro forma shares outstanding....                                                      8,025          8,025            8,025
                                                                                      =======        =======          =======
Statement of Cash Flow Data:
  Operating activities............    $ 4,640         $ 4,315                         $ 9,857        $(2,022)         $ 6,399
  Investing activities............     (7,928)         (3,113)                        (11,041)          (253)          (7,258)
  Financing activities............      3,230          (1,313)                          1,917          2,252            1,341
Other Financial Data:
  EBITDA(8).......................    $10,539         $ 3,387                         $12,793        $   313          $ 5,819

                                                                  AS OF MARCH 31, 1997
                                                              -----------------------------
                                                                               PRO FORMA
                                                               PRO FORMA      COMBINED AS
                                                              COMBINED(1)   ADJUSTED(1)(2)
                                                              -----------   --------------
                                                                       (UNAUDITED)
Balance Sheet Data:
  Cash and cash equivalents.................................    $ 1,304        $ 28,644
  Total assets..............................................     86,690         108,221
  Total debt, capital lease obligations and due to
    affiliate...............................................     49,239          14,489
  Stockholders' equity......................................     20,033          76,381

---------------

(1) Reflects pro forma adjustments for the ERI Acquisition and adjustments to reflect the consummation of the Offering and the sale of 25,000 shares of Common Stock, at the initial public offering price, to Jay N. Silverman, President of the Company, for a note.
(2) Reflects the combination of the adjustments and the historical financial statements.
(3) As used herein, operating expenses exclude depreciation and amortization.
(4) Reflects the amortization of goodwill associated with the acquisition of ERI over a 15-year estimated useful life.
(5) Represents identifiable additions to selling, general and administrative expenses the Company estimates it will incur when operating as a public registrant.
(6) Reflects a reduction in interest expense as a result of the application of estimated net proceeds from the Offering to reduce debt and capital lease obligations.
(7) Excludes the effect of a $600,000 extraordinary gain for early extinguishment of debt on ERI's historical 1996 financial statements.
(8) EBITDA represents earnings before interest expense, taxes, depreciation and amortization. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, management believes that securities analysts use EBITDA as a measure to evaluate oilfield service companies. The Company believes that EBITDA may provide additional information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital, although such future cash outlays are not included in the determination of EBITDA. The amount and trends in EBITDA should not be considered as alternatives to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a better measure of the Company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and its computation may vary among companies, the EBITDA calculation presented above may not be comparable to similarly titled measures of other companies.

                         SELECTED FINANCIAL INFORMATION

    The selected financial information set forth below for Eagle has been derived from the audited Consolidated Financial Statements and the unaudited consolidated condensed financial statements of Eagle. Such Consolidated Financial Statements for the years ended December 31, 1994, 1995 and 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere herein. The selected financial information set forth below for ERI has been derived from the audited Consolidated Financial Statements and the unaudited consolidated condensed financial statements of ERI. Such Consolidated Financial Statements for the years ended December 31, 1994, 1995 and 1996 have been audited by KPMG, independent public accountants, as indicated in their report included elsewhere herein. The financial information set forth below as of March 31, 1997 and for the three month periods ended March 31, 1996 and 1997, is derived from Eagle and ERI's unaudited consolidated condensed financial statements, which, in the opinion of management of the individual companies, include all adjustments necessary for a fair presentation of the financial condition and results of operations of Eagle and ERI for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with the Consolidated Financial Statements of Eagle and ERI, the notes related thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                                                     AS OF AND FOR THE
                                                                 AS OF AND FOR THE YEARS ENDED         THREE MONTHS
                                                                          DECEMBER 31,                ENDED MARCH 31,
                                                              ------------------------------------   -----------------
                                                               1993     1994      1995      1996      1996      1997
                                                              ------   -------   -------   -------   -------   -------
                                                              (UNAUDITED)         (IN THOUSANDS)        (UNAUDITED)
EAGLE GEOPHYSICAL, INC.(1)

Statement of Operations Data:
  Revenue...................................................  $5,650   $25,721   $29,275   $48,136   $ 5,974   $12,981
                                                              ------   -------   -------   -------   -------   -------
  Expenses:
    Operating expenses(2)...................................   3,596    20,070    20,986    34,917     4,336     9,286
    Depreciation and amortization...........................     409     1,817     2,471     3,409       657     1,302
    Selling, general and administrative.....................     108     1,673     2,874     2,680       361       450
    Interest expense, net...................................     147       384       408       531       136       158
                                                              ------   -------   -------   -------   -------   -------
        Total expenses......................................   4,260    23,944    26,739    41,537     5,490    11,196
                                                              ------   -------   -------   -------   -------   -------
  Income before provision for income taxes..................   1,390     1,777     2,536     6,599       484     1,785
  Provision for income taxes................................     509       651       933     2,420       178       655
                                                              ------   -------   -------   -------   -------   -------
  Net income................................................  $  881   $ 1,126   $ 1,603   $ 4,179   $   306   $ 1,130
                                                              ======   =======   =======   =======   =======   =======
  Earnings per share(3).....................................  $  .26   $   .33   $   .47   $  1.23   $   .09   $   .33
                                                              ======   =======   =======   =======   =======   =======
  Weighted average shares outstanding.......................   3,400     3,400     3,400     3,400     3,400     3,400
                                                              ======   =======   =======   =======   =======   =======
Consolidated Balance Sheet Data:
  Cash and cash equivalents.................................  $   25   $    29   $    58   $    --   $    47   $    --
  Total assets..............................................   7,063    14,413    17,960    26,721    20,997    35,792
  Total debt and capital lease obligations..................   3,989     8,034     5,932    10,902     5,832    17,800
  Stockholders' equity......................................     881     2,007     3,610     7,789     3,916     8,919

---------------
(1) Eagle was incorporated in December 1992 and had no material operations in 1992.
(2) As used herein, operating expenses exclude depreciation and amortization.
(3) Had the sale pursuant to the Offering of shares of Common Stock (742 in 1996 and 1,176 in 1997) at $17 per share occurred at the beginning of 1996 and 1997, and the net proceeds therefrom been used to repay long-term debt, earnings per share would have been $1.10 for the year ended December 31, 1996 and $.29 for the three-month period ended March 31, 1997.

                                                                                                      AS OF AND FOR THE
                                                                  AS OF AND FOR THE YEARS ENDED         THREE MONTHS
                                                                          DECEMBER 31,                 ENDED MARCH 31,
                                                              -------------------------------------   -----------------
                                                              1993(1)    1994      1995      1996      1996      1997
                                                              -------   -------   -------   -------   -------   -------
                                                              (UNAUDITED)          (IN THOUSANDS)        (UNAUDITED)
ENERGY RESEARCH INTERNATIONAL

Statement of Operations Data:
  Revenue...................................................   $9,591   $19,457   $29,423   $43,607   $ 6,916   $10,632
                                                               ------   -------   -------   -------   -------   -------
  Expenses:
    Operating expenses(2)...................................    8,360    16,360    27,075    37,601     7,130     7,258
    Depreciation............................................       78     1,683     3,856     4,615     1,036     1,377
    Selling, general and administrative.....................      690     1,703     2,196     2,619       467       517
    Interest expense, net...................................       90       528     1,456     1,649       406       536
                                                               ------   -------   -------   -------   -------   -------
        Total expenses......................................    9,218    20,274    34,583    46,484     9,039     9,688
                                                               ------   -------   -------   -------   -------   -------
  Income (loss) before provision for income taxes and
    extraordinary item......................................      373      (817)   (5,160)   (2,877)   (2,123)      944
  Provision for income taxes................................       63        11        --        --        --        --
                                                               ------   -------   -------   -------   -------   -------
  Income (loss) before extraordinary item...................      310      (828)   (5,160)   (2,877)   (2,123)      944
  Extraordinary item........................................       --        --        --       600        --        --
                                                               ------   -------   -------   -------   -------   -------
  Net income (loss).........................................   $  310   $  (828)  $(5,160)  $(2,277)  $(2,123)  $   944
                                                               ======   =======   =======   =======   =======   =======
Consolidated Balance Sheet Data:
  Cash......................................................   $  155   $   266   $   373   $   813   $   306   $ 1,304
  Total assets..............................................    7,884    28,920    28,040    28,057    25,113    30,421
  Total debt and capital lease obligations..................       --    21,712    24,543    21,072    23,333    23,236
  Stockholders' equity (deficit)............................      307      (491)   (5,626)  (11,231)   (7,694)   (9,935)

---------------
(1) ERI was incorporated in May 1993 and commenced operations in July 1993, and no prior operations are included in the 1993 data above.
(2) As used herein, operating expenses excludes depreciation.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion provides general information for, and the results of operations of, the onshore operations that were conducted by Eagle and the offshore operations that were conducted by the Horizon Companies prior to the consummation of the Offering. The primarily forward-looking discussion of liquidity and capital resources of the combined entity gives effect to the Offering and the intended use of proceeds. See "Use of Proceeds." The following discussion should be read in connection with Eagle's Consolidated Financial Statements, ERI's Consolidated Financial Statements, the Company's Pro Forma Combined Financial Statements and the related Notes thereto included elsewhere in this Prospectus. All such financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The following information contains certain forward-looking statements. For a discussion of certain limitations inherent in forward-looking statements, see the second paragraph under "Risk Factors."

GENERAL

     The Company's revenues are generated from the sale of onshore and offshore seismic data acquisition services. The Company focuses its onshore operations in logistically difficult wetland environments along the U.S. Gulf Coast, and focuses its offshore operations in congested areas in the North Sea and the U.S. Gulf of Mexico. The Company generally provides its onshore seismic data acquisition services under fixed fee contracts with its customers. The Company provides its offshore seismic data acquisition services under either distance- or time-based contracts (or a combination of both methods) or turnkey contracts that provide for a fixed fee. The Company generally does not retain rights to the data acquired. Onshore operations accounted for approximately 52% of the Company's pro forma combined revenues for the year ended December 31, 1996, with offshore operations accounting for the remaining 48% of pro forma combined revenues.

  ONSHORE OPERATIONS

     With respect to its onshore operations, the Company's prices, and therefore its revenues, vary depending primarily on demand for the Company's services, the number of acquisition crews of the Company, the acquisition capacity of each crew, the utilization rates of the Company's crews and the complexity and difficulty of the projects undertaken by each crew. The Company began its onshore operations in 1993 with one crew operating a 1,300 channel Opseis radio telemetry system. The Company added a second 1,300 channel Opseis onshore crew in May 1994, and incrementally upgraded the channel capacity of both crews in 1995 and 1996 to a total of 1,850 channels per crew. The Company added a third 1,850 channel Opseis crew in January 1997. Thus, the Company has increased the number of crews operated and the acquisition capacities of its crews from year to year for the periods presented in the financial statements, which has contributed substantially to the increased revenues from year to year.

     Revenues for less complex, easier to perform seismic acquisition projects tend to be lower than revenues for more complex, difficult to perform projects, even when the projects take the same amount of time for a crew to perform. The mix of more and less complex projects results in variations from year to year for revenues attributable to each crew. The projects performed by the Company's two onshore crews operating in 1996 were weighted more heavily towards complex projects than in 1995, resulting in substantially increased revenues per crew over 1995 levels. The Company anticipates that the mix of project complexity for its onshore crews in 1997 will more closely approximate 1995 levels.

  OFFSHORE OPERATIONS

     Similar to the Company's onshore operations, prices and revenues with respect to offshore operations vary depending primarily on demand, the number of vessels operated by the Company, the acquisition capacity of each vessel, utilization rates and the complexity and difficulty of the projects undertaken by each vessel. In 1994, the Company operated one vessel for the entire year, one vessel for six months, and two other vessels for two and four months, respectively. In 1995, the Company operated three vessels for the entire year and one vessel for four months, and in 1996 the Company operated three vessels for the entire year and one vessel for nine months. Two of these vessels were upgraded from two to three streamers in mid-1996. Thus, the Company has increased the number of vessels operated and the acquisition capacities of its vessels from year to year for the periods presented in the financial statements, which has contributed substantially to the increased revenues from year to year.

     In April 1997, one of the Simon Labrador's streamers suffered a mechanical failure and was damaged. The Company estimates that the cost of repairing such damage is unlikely to exceed $175,000. The Company believes that any damage in excess of its $250,000 insurance deductible would be covered by the Company's insurance. The Company estimates that the net income earned by the Company on the project that was being performed when such damage occurred was approximately $350,000 less than the Company had expected for that project. This decrease was the result of the project taking longer to complete after such damage since the vessel was operating with two instead of three streamers, the vessel earning a reduced dayrate as a result of operating with fewer streamers and the Company incurring the estimated cost of repair.

     On July 16, 1997, an incident caused by a shrimping vessel damaged the streamers deployed behind the Abshire Tide and the Discoverer in the Gulf of Mexico. Based on initial estimates of the damage, the Company anticipates that the cost to repair the streamers will be less than $500,000, and that any repair costs in excess of the Company's $250,000 deductible will be covered by the Company's insurance. This incident did not cause any material interruption to the operations of these vessels, and the Company does not believe that this incident will have a material effect on its results of operations.

     The Company currently intends to increase the streamer capacity of the Simon Labrador beginning in the fourth quarter of 1997 and carrying over into the first quarter of 1998 at an estimated capital cost of approximately $18 million, which will be funded from the proceeds of the Offering. This vessel will be taken out of service for a period of approximately 90 days to accomplish these modifications, during which period this vessel would have earned revenues of approximately $2.7 million. The Company anticipates that revenues and income generated by this vessel will increase as a result of these upgrades.

     Because the Company derives a portion of its offshore revenues from sales internationally, the Company is subject to risks relating to fluctuations in currency exchange rates. The Company's costs and revenues from offshore operations have historically been evenly divided between the U.S. dollar and the British pound. The Company's financial statements are prepared using the U.S. dollar as the functional currency, and, therefore, fluctuations in the exchange rate between the U.S. dollar and the British pound affect the Company's costs and revenues. Historically, fluctuations in exchange rates have not had a material impact on the Company's results of operations, and the Company does not currently engage in any currency hedging activities. As the Company expands its operations into new geographic markets, such as Latin America, Africa and Southeast Asia, which may involve more extensive currency risks, the Company intends to protect itself against foreign currency fluctuations by generally attempting to match foreign currency revenues and expenses in order to balance its net position of receivables and payables denominated in foreign currencies, by endeavoring to require its customers to pay for services in U.S. dollars and, to a lesser extent, by purchasing foreign exchange contracts and other foreign exchange instruments and implementing other procedures to counteract currency fluctuations.

RESULTS OF OPERATIONS

     The following discussion of the Results of Operations is divided into a discussion of the Company's onshore operations, which were conducted by Eagle, and the Company's offshore operations, which were conducted by the Horizon Companies prior to the consummation of the Offering. These discussions are presented based on the revenues and expenses of the separate companies prior to the ERI Acquisition, which will occur contemporaneously with the Offering. The revenues of Eagle include intercompany profits from work performed for Seitel and its subsidiaries. See "Risk Factors -- Influence of Seitel, Inc. on the Company," "Certain Transactions" and Note G to Eagle's Consolidated Financial Statements.

     The ERI Acquisition has been accounted for in the Pro Forma Combined Financial Statements under the purchase method of accounting. As a result, the assets and liabilities of ERI have been recorded at their estimated fair values as of the date of this Prospectus. The purchase price in excess of such net assets has been recorded as goodwill and will be amortized over a 15-year period. Accordingly, the Company's depreciation and amortization will increase by approximately $1.4 million per year in future periods as a result of amortization of this goodwill. The Company expects the principal effects of the ERI Acquisition on future results of operations to be this increase in depreciation and amortization costs associated with goodwill and the decrease in interest expense resulting from the repayment of debt with the proceeds of the Offering. See "-- Liquidity and Capital Resources."

  ONSHORE OPERATIONS

     First Quarter 1997 Compared to First Quarter 1996

     Revenue increased 117.3% from $6.0 million in the first quarter of 1996 to $13.0 million in the first quarter of 1997, primarily due to the addition of a third Opseis crew in January 1997. In the first quarter of 1997, Eagle operated three crews, whereas in the first quarter of 1996, Eagle operated two crews. Additionally, the surveys performed by the Company's crews in the 1997 period were in more difficult logistical and environmental areas, providing higher contract prices per crew, than the surveys performed in the 1996 period. Although the surveys performed by the Company's onshore crews during 1996 were generally more logistically demanding than in prior years, the surveys performed in the first quarter of 1996 were not as logistically demanding as the surveys performed during the last three quarters of 1996.

     Operating costs (excludes depreciation and amortization) increased 114.2% from $4.3 million in the first quarter of 1996 to $9.3 million in the first quarter of 1997, primarily due to the addition of the third crew in the 1997 period. Operating margin percentage (revenues less operating costs, as a percentage of revenues) increased slightly from 27.4% to 28.5% in the first quarter of 1997.

     Depreciation and amortization increased 98.2% from $0.7 million in the first quarter of 1996 to $1.3 million in the first quarter of 1997, resulting from operating three crews in the 1997 period versus two in the 1996 period and from depreciation of marine seismic equipment purchased by Eagle in July 1996 and leased to the Horizon Companies. Selling, general and administrative expenses increased 24.7% from $0.4 million in the first quarter of 1996 to $0.5 million in the first quarter of 1997, primarily due to the addition of administrative staff to support the expanded operations. Net interest expense increased from $0.1 million in the 1996 period to $0.2 million in the 1997 period due to financing costs associated with the third crew.

     1996 Compared to 1995

     Onshore revenues increased 64.4% from $29.3 million for 1995 to $48.1 million for 1996. This increase in revenue was primarily due to increased production from the two crews operating in 1996 and higher prices due to these crews performing a greater proportion of higher definition seismic data acquisition services than in 1995 and performing seismic data acquisition services in logistically and environmentally more difficult areas than in 1995. The Company increased the channel capacity of both crews during 1996 by approximately 20% over their 1995 channel capacity. This enabled each crew to acquire more seismic data, resulting in higher revenues.

     Operating costs (excludes depreciation and amortization) increased 66.4% from $21.0 million for 1995 to $34.9 million for 1996, reflecting the higher costs associated with performing services in logistically and environmentally difficult areas. These higher costs were primarily attributable to additional subcontract service and labor costs. Operating margin percentage changed only slightly from 28.3% for 1995 to 27.5% for 1996.

     Depreciation and amortization increased 38.0% from $2.5 million in 1995 to $3.4 million in 1996, primarily as a result of depreciation related to additional equipment costs from the increased channel capacity of both crews in addition to new capital purchases of geophones for both crews during 1996. Selling, general and administrative expenses decreased slightly, from $2.9 million in 1995 to $2.7 million in 1996, primarily due to cost saving measures implemented in 1996. Net interest expense increased from $0.4 million in 1995 to $0.5 million in 1996, reflecting additional financing costs for equipment purchases made during 1996.

     1995 Compared to 1994

     Onshore revenue increased 13.8% from $25.7 million for 1994 to $29.3 million for 1995. This increase resulted from two acquisition crews operating for all of 1995 compared to 1994 when one crew was in operation for the entire year and the second acquisition crew, which was added in May 1994, was in operation for only eight months during the year.

     Operating costs (excludes depreciation and amortization) increased 4.6% from $20.1 million for 1994 to $21.0 million for 1995 due to the increase in revenues from 1994 to 1995. Operating margin percentage increased from 22.0% for 1994 to 28.3% for 1995. The improved operating margin resulted from the expansion of the crews' channel capacity, which yielded a higher return on revenues.

     Depreciation and amortization increased from $1.8 million in 1994 to $2.5 million in 1995, reflecting the depreciation for the two crews operating for a full year in 1995 compared with one crew operating for a full year and one for a partial year in 1994. The Company's selling, general and administrative expenses increased from $1.7 million in 1994 to $2.9 million in 1995 due primarily to variable compensation expenses related to the increased level of business as well as legal fees associated with a contract dispute with a customer. Net interest expense increased 6.3% from 1994 to 1995 due to financing costs associated with additional equipment purchases.

  OFFSHORE OPERATIONS

     First Quarter 1997 Compared to First Quarter 1996

     Revenue increased 53.7% from $6.9 million in the first quarter of 1996 to $10.6 million in the first quarter of 1997, primarily due to improved vessel utilization in the 1997 period. In the first quarter of 1997, the Simon Labrador operated in the Falkland Islands for the entire quarter, whereas in the first quarter of 1996, this vessel operated in the North Sea and had lower earnings due to seasonal weather conditions. Additionally, the Discoverer and Abshire Tide operated for the entire first quarter of 1997, whereas in the first quarter of 1996, they were in startup mode in the U.S. Gulf of Mexico and therefore operated for only a part of the quarter.

     Operating expenses (excludes depreciation and amortization) increased slightly from $7.1 million in the first quarter of 1996 to $7.2 million in the first quarter of 1997. Operating margins increased from negative 3.1% to 31.7% due to the increase in revenue.

     Depreciation increased 32.9% from $1.0 million in the first quarter of 1996 to $1.4 million in the first quarter of 1997, resulting from operating four vessels in the 1997 period versus three in the 1996 period and from the purchase of additional capital equipment in late 1996 with corresponding depreciation beginning in 1997. Selling, general and administrative expenses increased slightly due to additional legal and administrative costs. Interest expense increased from $0.4 million in the 1996 period to $0.5 million in the 1997 period due to financing costs associated with additional working capital requirements.

     No provision was made for United States and United Kingdom income taxes in either quarter due to operating losses and operating loss carry-forwards from the offshore operations.

     1996 Compared to 1995

     Offshore revenues increased 48.2% from $29.4 million in 1995 to $43.6 million in 1996, primarily due to additional months of vessel operations coupled with vessel streamer upgrades. In 1996, three vessels operated for the entire year and one vessel for nine months, whereas in 1995, three vessels operated for the entire year and one vessel for four months. Additionally, the streamer capabilities of two of the vessels were upgraded in mid-1996 from two to three streamers, providing expanded revenue capacity. In the fourth quarter of 1996, one vessel was inactive due to a major engine failure that resulted in reduced revenues of approximately $1.8 million and adversely affected operating margins.

     Operating costs (excludes depreciation and amortization) increased 38.9% from $27.1 million in 1995 to $37.6 million 1996. This increase was primarily due to company growth, increased vessel operations and the additional streamer capacity of the vessels in service. Operating margins improved from 8.0% in 1995 to 13.8% in 1996 due to more profitable contracts and improved vessel utilization. A significantly unprofitable contract in the Gulf of Mexico contributed to the lower operating margins in 1995.

     Depreciation increased 19.7% from $3.9 million in 1995 to $4.6 million in 1996, primarily due to additional vessels and equipment upgrades put into service in 1996. Selling, general and administrative expenses increased 19.3% from $2.2 million in 1995 to $2.6 million in 1996, primarily due to additional legal costs of $0.1 million incurred by ERI in connection with Seitel's investment in ERI and additional personnel costs of $0.2 million to accommodate ERI's growth. Net interest expense increased from $1.5 million in 1995 to $1.6 million in 1996 due to the increased borrowing by the Company.

     No provision was made for United States and United Kingdom income taxes in either 1996 or 1995 due to operating losses from the offshore operations.

     1995 Compared to 1994

     Revenue increased 51.2% from $19.5 million for 1994 to $29.4 million for 1995 due to additional vessel capacity in service in 1995. In 1995 three vessels operated for the entire year and one vessel operated for four months, whereas during 1994 one vessel operated for the entire year, one vessel operated for six months, one vessel operated for four months and one vessel operated for two months.

     Operating costs (excludes depreciation and amortization) increased 65.5% from $16.4 million in 1994 to $27.1 million in 1995 due to the additional vessel capacity in 1995 and the costs associated with the startup of these additional vessels. Operating margins decreased from 15.9% in 1994 to 8.0% in 1995, primarily due to a significantly unprofitable contract in the U.S. Gulf of Mexico.

     Depreciation increased from $1.7 million in 1994 to $3.9 million in 1995 as a result of equipment purchases made in mid- to late-1994 to equip the new vessels placed in service during 1994. Selling, general and administrative expenses increased 28.9% from $1.7 million for 1994 to $2.2 million for 1995. During 1994, Horizon Management, who owned stock of ERI, elected to receive reduced salaries. Net interest expense increased from $0.5 million to $1.5 million due to additional working capital requirements and additions to ERI's vessel fleet.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to the Offering, Eagle has been a wholly-owned subsidiary of Seitel. In the past, Seitel has guaranteed certain indebtedness of Eagle and has made loans to Eagle. Therefore, the historical liquidity and capital resources of Eagle may not be indicative of the Company's future liquidity and capital resources.

     The revenues of Eagle generated by work performed for Seitel and its other subsidiaries were based on prices charged to unaffiliated third parties for similar work and included a profit. Because Eagle was a wholly-owned subsidiary of Seitel, the profits generated by such intercompany work were eliminated from Seitel's financial statements upon consolidation. Upon consummation of the ERI Acquisition and the Offering, Eagle will no longer be a wholly-owned subsidiary of Seitel. Because Seitel does not intend to fund any payables to the Company which resulted from such intercompany work and which are still outstanding at the time the Offering is completed, the Company declared a dividend on July 22, 1997, to its sole stockholder, a wholly-owned, indirect subsidiary of Seitel, to eliminate any remaining intercompany receivables from Seitel. This dividend of Eagle's receivable from Seitel for profits attributable to work performed by Eagle for Seitel and its subsidiaries since inception to the date of consummation of the Offering, less taxes and allocable overhead attributable to such intercompany work, will be paid immediately prior to the consummation of the Offering. As of June 30, 1997, the amount of such net intercompany receivable was approximately $6.5 million. See "Certain Transactions."

     The Company's pro forma working capital as of March 31, 1997, after giving effect to the consummation of the ERI Acquisition and the application of the net proceeds from this Offering, was $25.8 million. See "Use of Proceeds." The pro forma indebtedness of the Company as of such date consisted of a capital lease obligation totaling approximately $12.2 million relating to the capital lease of the vessel Simon Labrador.

     The Company will repay $35.4 million of existing indebtedness with a portion of the net proceeds of the Offering, which will significantly decrease the Company's interest expenses and will eliminate the Company's obligation to make payments on the principal of such debt in the future. See "Use of Proceeds." This will allow the Company to apply the cash generated from operations towards its capital requirements rather than to service such debt.

     The Company currently plans to expand its existing data acquisition capabilities through the expansion of the streamer towing capacity of one of its vessels beginning in the fourth quarter of 1997 and carrying over into the first quarter of 1998, at a capital cost of approximately $18 million. This capital expenditure will be funded from the net proceeds of the Offering. See "Use of Proceeds." In 1998, the Company intends to charter and equip one additional offshore seismic vessel, at a capital cost of approximately $20 to $30 million. The Company intends to fund these capital costs with a combination of cash from operations and additional debt or equity financing.

     The Company operates the Simon Labrador under a capital lease with Simon, which in turn leases the vessel from RBS under a capital lease. Pursuant to the arrangement between the Company and Simon, the Company is required to use its best endeavors to obtain the release of Simon from all obligations in connection with the lease of this vessel. The Company is currently negotiating with RBS to enter into a capital lease for the vessel directly with RBS, the effect of which would be to release Simon from its obligations with respect to the vessel. The current state of negotiations suggests that RBS will require the Company to deposit $5 million as additional security to release Simon from its obligations and enter into a capital lease with the Company directly. If RBS will not enter into a lease for this vessel directly with the Company or will not agree to other arrangements that will release Simon from its obligations with respect to this vessel, or if Simon does not waive its right to be released from such obligations, the Company will be required to exercise its purchase option under the capital lease, which would currently require a payment of approximately $12.5 million. If the Company is required to exercise such purchase option and is unable to obtain financing for such purchase price, the Company would be required to apply funds set aside for capital expenditures or other funds from operations towards such purchase price.

     The Company is also currently pursuing opportunities to expand its wetland seismic data acquisition activities internationally, primarily into Latin America. Any such expansion will likely require the addition of another onshore crew at a capital cost of approximately $5 to $7 million. The Company currently intends to fund any such required capital costs with a combination of cash from operations and additional debt financing.

     The Company is continually evaluating the practical applications of new seismic technology and equipment in order to maintain its competitive technological position; however, the Company does not have any current arrangement or agreement to acquire or employ any such new technology. The Company may revise its plans with respect to capital expenditures in response to future changes in the seismic data acquisition industry in general and the demand for its services in particular, its results of operations, its other capital requirements and other relevant factors.

     As of March 31, 1997, the Company had capital commitments to purchase approximately $1.4 million of additional marine seismic data acquisition equipment as part of its scheduled routine replacement of existing equipment. As of June 30, 1997, the Company had purchased approximately $1.1 million of such equipment, which was financed with vendor financing, $330,000 of which the Company intends to repay with a portion of the net proceeds of the Offering. See "Use of Proceeds." The purchase price of the balance of such equipment will be funded with cash from operations and vendor financing.

     In the past, Seitel has guaranteed certain indebtedness of the Company and has made loans to the Company. All of such debt owed to Seitel is being repaid with a portion of the net proceeds of the Offering. The Company's borrowing costs may increase in the future as a result of having to obtain financing based on its own creditworthiness.

     The Company has obtained a commitment from Bank One, Texas, N.A. with respect to a $20,000,000 revolving credit facility to be secured by the Company's accounts receivable. The amount the Company may borrow under the revolving credit facility will be limited to a borrowing base that will be equal to 90% of eligible U.S. and U.K. investment grade accounts receivable, 100% of receivables secured by acceptable letters of credit and 80% of eligible investment grade foreign receivables, non-graded U.S. receivables and other eligible receivables approved by the bank. Interest only will be payable monthly or at the end of LIBOR interest periods, and the credit facility will be payable in full in three years. Mandatory prepayments will be required if borrowings exceed the borrowing base. Interest will accrue under the credit facility at the bank's base rate or at LIBOR plus a spread of 1.375% if the Company's debt to net worth ratio is less than 1 to 1, and 1.625% if such ratio is equal to or greater than 1 to 1. The Company expects to finalize such credit agreement before or shortly after consummation of the Offering. However, the bank's commitment is subject to negotiation of definitive loan agreements, and there can be no assurance that the Company will enter into such arrangement, or that any credit facility the Company does obtain will be on these terms.

     The Company believes that its planned capital expenditures and operating requirements through the end of 1997 will be funded from a portion of the net proceeds of this Offering and the Company's cash flow from operations. The Company anticipates that its cash flow from operations will be sufficient to fund its operating requirements for the foreseeable future, and that any additional capital expenditures will be funded from the Company's cash flow from operations and additional debt or equity financing. If the Company is not able to obtain additional financing, it will be unable to make such capital expenditures and the Company's financial position and results of operations may be materially and adversely affected as a result.

SEASONALITY

     The onshore and offshore seismic data acquisition operations of the Company are subject to seasonal fluctuation, with the greatest volume of data acquisition occurring during the summer and fall. This is due primarily to adverse weather conditions, which are more prevalent in the winter and spring.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," effective for interim and annual periods after December 15, 1997. This statement replaces primary earnings per share with a newly defined basic earnings per share and modifies the computation of diluted earnings per share. The application of this statement will not have any impact on earnings per share for the three years ended December 31, 1996, as there were no common stock equivalent shares outstanding.

                            DESCRIPTION OF BUSINESS

GENERAL

     The Company is a highly-focused international oilfield service company engaged in the acquisition of seismic information, with a specialization in the acquisition of high definition 3D seismic data in logistically difficult wetland environments and in congested offshore areas. The Company was formed in December 1996 to combine the onshore seismic data acquisition business conducted by SGI with the offshore seismic data acquisition business conducted by the Horizon Companies, both of which were commenced in 1993.

INDUSTRY OVERVIEW

     Seismic data is used by oil and gas companies to identify and image underground geological structures likely to trap hydrocarbons, both to aid in the exploration for new hydrocarbon reservoirs and to enhance production from existing reservoirs. A seismic data acquisition project generally consists of designing and planning the survey, obtaining permission from mineral and land owners to perform the survey (if on land) and acquiring the seismic data. Such data, when processed, is then used to produce computer generated three-dimensional images or two-dimensional cross sections of subsurface geologic formations. These cross sections and images are then used by oil and gas companies to evaluate the potential for successful drilling for or production of oil and gas.

     Historically, 2D surveys were the primary technique used to acquire seismic data. However, advances in computer technology in the last five to ten years have made 3D seismic data, which provides a more comprehensive geophysical image, a practical and capable oil and gas exploration and development tool. 3D seismic data is proving to be more accurate and effective than 2D data at identifying potential hydrocarbon-bearing geological formations. The use of 3D seismic data to identify locations to drill both exploration and development wells has improved the economics of finding and producing oil and gas. This in turn has created increased demand for 3D seismic surveys in recent years.

     Seismic data is acquired on land by deploying thousands of seismic sensors, called geophones, over a portion of the area to be covered by the seismic survey. An energy source, such as subsurface dynamite or truck mounted vibrators, is used to generate seismic waves that move through the geological formations under the area and are reflected by various subsurface strata back to the surface, where they are detected by the geophones. The geophones and energy sources must be deployed over the survey area, which will cover many square miles, in a specified configuration. For 2D data, the ideal configuration of geophones and energy sources is a straight line with an energy source and small groups of geophones, or geophone stations, placed evenly every few hundred feet along the line. For 3D data, the ideal configuration is generally a grid of perpendicular lines spaced a few hundred to a few thousand feet apart, with geophone stations spaced evenly every few hundred feet along one set of parallel lines, and energy sources spaced evenly every few hundred feet along the perpendicular lines. This configuration must be carefully designed to provide optimal imaging of the targeted geological structures while taking into account surface obstructions such as water wells and oil and gas wells, pipelines and areas where permission to enter upon the land cannot be obtained. Typically, between four and six geophone stations are connected by relatively short wires to electronic field recording boxes, which collect the seismic data from those geophones. These boxes are in turn connected to a central recording unit that records the data from all of the deployed geophones. Once the network of geophones and field recording boxes is deployed over a portion of the area to be surveyed, one of the energy sources is activated, the reflected seismic waves are detected by the geophones, the signals from the geophones are collected and digitized by the recording boxes, and the boxes send the seismic data to the central recording system. The geophones and recording boxes from one end of the single line in the case of 2D data, or one end of the multiple lines being recorded in the case of 3D data, are then removed from that end of the line or lines, and are moved to locations at the other end of the line or lines. An energy source again generates seismic waves that are recorded, and the process is repeated, moving one step of a few hundred feet at a time, until the entire area to be surveyed has been covered.

     Conventional land-based seismic data acquisition systems use cumbersome cables, which can be many miles long, to connect the recording boxes to the central recording unit. The Company's radio telemetry systems, on the other hand, use radio signals to transmit seismic data to the central recording unit. Radio signals can go over and through obstructions that cables must go around, which makes the Company's data acquisition systems more efficient in wetland environments where there are numerous geographic obstacles. In addition, by eliminating these lengthy cables, the Company's data acquisition systems are less intrusive on the environment, making them better suited for work in ecologically sensitive areas.

     Each geophone station in an onshore seismic data acquisition system, whether a traditional cable system or a radio telemetry system, requires a separate channel in the recording system. The number of channels required for a particular seismic data acquisition project will depend on the number of "live" geophone stations that are required to collect data for each discharge from an energy source. Generally, the higher the resolution of the data to be acquired, the more live channels that are required in conducting the survey. Most advanced 3D surveys being conducted by the Company's wetland crews utilize between 1,000 and 1,400 live channels. In order to operate efficiently, an onshore acquisition system should have more total channels than are required to record the seismic waves from any given energy source discharge. This allows additional geophones and recording boxes to be deployed along the geophone lines in advance, which can increase efficiency in acquiring data, and allows for a certain portion of the system to undergo repairs and maintenance without interrupting data acquisition activities.

     The conventional method of acquiring offshore seismic data involves releasing acoustic energy, normally generated by a burst of compressed air, into the water. The energy, in the form of a pressure wave, travels through the water into the sea bed and is reflected from various subsurface strata back to hydrophones towed behind the seismic acquisition vessel. Hydrophones are sensitive pressure sensors, many thousands of which are deployed in towed streamer arrays behind the seismic vessel. The reflected energy is detected by the hydrophones in the streamers, and the data from the hydrophones is transmitted by wire or optical fibers to sophisticated recording equipment on the vessel. Navigation and positioning equipment, including global positioning systems ("GPS"), lasers and acoustic and azimuth devices, are used to accurately determine the positions of the vessel, energy sources and streamer arrays as they traverse the survey area. A recording of seismic data is made at regular intervals over the sea bed as the vessel traverses the survey area along predetermined paths. To acquire 2D data, independent lines of data are acquired and recorded. To acquire 3D data, a dense grid of lines of data is acquired and recorded. The density of data required for 3D data is most efficiently achieved by using multiple energy sources and streamers. However, some geological structures can be better imaged by limiting the lateral distance from the streamers to the energy source, and in these situations fewer streamers are more effective at collecting the data. Vessels towing fewer streamers are generally more maneuverable than vessels towing more streamers, and are therefore better suited to conduct 3D surveys in congested areas offshore with dense marine traffic and numerous obstacles such as drilling rigs, supply vessels and platforms. Conversely, vessels towing more streamers are generally more efficient at conducting larger, wide-swathe 3D surveys in open water.

     Similar to onshore seismic data acquisition systems, the channel capacity of offshore seismic data acquisition systems is governed by the number of hydrophone groups deployed in the streamers, the number of digitizing modules available, and the capability of the onboard recording system. The vessels operated by the Company have either 1,024 or 1,440 channels and can be incrementally upgraded by adding a combination of additional hydrophone groups, digitizing modules and more recording capacity as appropriate for the specific requirements of a seismic data acquisition project.

     After the raw seismic data has been acquired, it is sent to a data processing facility where it is processed using sophisticated computer hardware and software. The processed data can then be manipulated and viewed on computer workstations by geoscientists to map the structures of the subsurface to determine if formations exist where hydrocarbons are likely to have accumulated and where such formations are located.

BUSINESS OVERVIEW

     The Company performs seismic data acquisition services for its customers, which include major and independent oil companies and seismic data marketing companies, on a contract basis. Historically, the Company generally has not retained any interest in the data it acquires for its customers, although in the future the Company may perform its services in exchange for an ongoing interest in the data in response to customer proposals. The Company's geotechnical staff works closely with its customers to design seismic surveys to meet the customers' specific requirements while working within the confines imposed by permits, topographical obstructions and manmade structures. The Company applies its experience and expertise with its knowledge of the capabilities of its equipment to optimize its customer's seismic surveys within these confines. The Company performs limited processing of seismic data for quality control purposes and delivers the seismic data it acquires to third-party processors selected by its customers for complete processing.

     The Company's crews and equipment have been configured for the technically complex and logistically demanding operations they conduct. The Company operates three onshore 1,850 channel Opseis radio telemetry seismic data acquisition crews in the U.S. Gulf Coast region and four towed-streamer seismic data acquisition vessels, primarily in the North Sea and the U.S. Gulf of Mexico. The Company's wetland crews and equipment, which use radio signals rather than traditional cables to collect seismic data, are specifically designed to work in environmentally sensitive and operationally challenging swamp and marsh environments. Because these systems use radio signals to transmit data, they can be operated more efficiently than cable-based systems, particularly in wetland areas and highly populated areas where there are numerous topographic obstructions, such as rivers, bays, highways and towns. These systems also excel in environmentally sensitive areas where physical intrusion must be minimized.

     The Company believes that it has developed particular expertise in both the front-end planning and the execution of complex onshore 3D surveys. Front-end planning involves obtaining permits from the numerous land and mineral owners required in large onshore 3D acquisition projects and refining such projects to capitalize on the capabilities of the Company's radio telemetry systems. The Company believes it has developed expertise in the execution of complex 3D acquisition projects, including its ability to efficiently manage the surveying, drilling and permit compliance for the thousands of geophone and source points required in large 3D acquisition projects. The Company believes that the combination of its superior permitting, planning and project management skills and the capabilities of the Company's equipment to acquire data around obstacles and areas where permission from land owners cannot be obtained provides the Company with a competitive advantage in seeking data acquisition work in the wetland regions of the U.S. Gulf Coast.

     The Company operates four seismic data acquisition vessels under charter or lease, each of which is currently configured to tow either two or three streamers. These vessels are well equipped to work in congested offshore areas with dense marine traffic, production platforms and other obstructions, where vessels towing more streamers are ill-suited to work due to their lack of maneuverability. The configuration of the Company's vessels is also optimal for conducting small and medium sized high definition seismic surveys around offshore platforms. These surveys may be used by oil and gas companies to delineate the extent of or enhance the production from existing fields.

     Approximately 52% of the Company's 1996 pro forma revenues was derived from its onshore operations, and the remaining approximately 48% of revenues was derived from offshore operations. All onshore revenues in 1996 were attributable to 3D data acquisition activities. Offshore revenues in 1996 were attributable approximately 85% to 3D data acquisition activities and approximately 15% to 2D data acquisition activities.

BUSINESS STRATEGIES

     The Company's objective is to increase stockholder value by enhancing its market position as a specialized provider of seismic acquisition services through the following business strategies:

     BUILD ON STRONG INDUSTRY REPUTATION. The Company believes that it has a strong industry reputation within its specialized wetland and offshore markets for providing high quality seismic data to its customers in a timely and cost-efficient manner through the use of advanced seismic technologies. The Company plans to capitalize on its strong industry reputation to expand its customer base within its niche markets.

     CONTINUE TO FOCUS ON WETLAND REGIONS. The Company believes that the focused application of radio telemetry technology is key to the Company's current and future success in wetland and populated areas. The Company's wetland crews and equipment have been configured to optimize performance in these areas. The Company intends to continue to focus its onshore seismic data acquisition activities in wetland and populated regions, where it has completed over fifty-five 3D surveys.

     ENHANCE OFFSHORE ACQUISITION CAPABILITIES. The Company plans to expand the streamer towing capacity of one of its vessels from three to between four and six streamers at the end of 1997, significantly increasing the vessel's data acquisition capabilities. This will enable the Company to further increase flexibility and efficiency in its offshore seismic data acquisition operations.

     ACQUIRE ADDITIONAL EQUIPMENT. The Company intends to charter additional offshore seismic vessels and acquire additional onshore equipment to meet customer demand. The Company believes that sufficient customer demand currently exists to add another seismic data acquisition vessel to its fleet and to add more wetland seismic acquisition crews. The Company will evaluate the acquisition of additional equipment and crews as its resources permit and as customer demand dictates.

     EXPAND INTERNATIONALLY. The Company is currently pursuing opportunities to expand its wetland seismic data acquisition activities internationally, primarily into Latin America, though the Company has not yet entered into any contracts to provide onshore data acquisition services internationally. The Company believes that demand for seismic data acquisition services will continue to grow in this and other regions internationally. The Company intends to take advantage of the international reputation and experience, including the previous onshore operating experience, of the Horizon Companies as it expands its wetland activities internationally. The Company believes that the greater financial resources available to its offshore operations following the Offering will better enable it to satisfy existing customer demand and to mobilize its seismic acquisition vessels to new geographic markets, such as Latin America, Africa and Southeast Asia, as opportunities arise outside its primary areas of operation in the U.S. Gulf of Mexico and the North Sea.

ONSHORE SEISMIC OPERATIONS

     The Company acquires onshore seismic data using seismic recording crews employed by the Company and operating equipment owned or leased by the Company. Onshore seismic crews generally range in size from 40 to 60 persons, depending on the terrain involved and the complexity of the project. The equipment utilized by Company crews includes the Opseis recording systems, which are made up of radio telemetry field recording boxes (called seismic acquisition remotes, or "SARs"), a truck-based central recording unit, trailer-based mobile maintenance and repair facilities and equipment, and various spare parts, along with geophones, trailers used for transporting the system from project to project, vibroseis trucks, and off-road trucks, swamp buggies, all terrain vehicles ("ATVs"), conventional boats and air boats used to deploy geophones and SARs. The Company subcontracts the surveying services used to determine the exact placement of geophones and energy sources and the drilling services for dynamite shot holes. Company crews deploy and maintain the geophones and SARs, oversee the operation of the energy sources and operate all of the recording system components relating to seismic data recording activities.

     The Company currently operates three onshore acquisition crews, each utilizing an 1,850 channel 24 bit Opseis 3D seismic data acquisition system. The Company believes that these systems are the best currently available for conducting complex 3D seismic surveys in difficult and environmentally sensitive wetland environments. These systems use radio signals to transmit seismic data from the SARs to the central recording system and are therefore more efficient in swamps and marshes and in areas of numerous man-made obstacles than systems that use cables to transmit data. The SARs are waterproof and are designed to be used in a wet environment.

     Prior to acquiring onshore seismic data in the field, the specifications of the survey must be designed to optimize the imaging of the targeted geologic strata, permits must be obtained from the mineral owners of the survey area and permits to enter onto the land must be obtained from surface owners or lessees whose property will be traversed in the acquisition operations. The specifications of the seismic surveys are generally designed by the Company's customers, with varying degrees of input from the Company. A typical 3D survey conducted by the Company in the U.S. Gulf Coast region will require permits from hundreds or even thousands of mineral and land owners. Although some customers obtain these permits themselves, many contract with the Company, as part of the acquisition project, to obtain these permits. The Company has developed proprietary computer software to track which permits have been obtained and the conditions imposed by the various permits. Once permitted, surveys frequently require modifications to take into account surface obstructions, such as water wells and oil and natural gas wells, highways, towns and areas where permits cannot be obtained. The Company combines its experience in conducting onshore surveys in areas with many obstructions with its knowledge of the capabilities of its radio telemetry systems to modify surveys after permitting to optimize the quality of the data obtained within the physical limitations imposed. The Company believes that the combination of its superior permitting, planning and project management skills and the capabilities of the Company's equipment to acquire data around obstacles and areas where permission from land owners cannot be obtained provides the Company with a competitive advantage in seeking data acquisition work in the wetland regions of the U.S. Gulf Coast.

OFFSHORE SEISMIC OPERATIONS

     The Company acquires offshore seismic data using seismic crews employed by the Company and operating chartered or leased vessels that have been modified and outfitted with a full complement of data acquisition, recording, navigation and communications equipment owned or leased by the Company. The Company's seismic crews generally range in size from 12 to 20 persons, excluding the ship's captain and vessel crew. Seismic crews live aboard the ship during their tours of duty and work staggered shifts to permit continuous operations. Company crews direct the positioning of the vessel using sophisticated navigation equipment, deploy and retrieve streamers and energy sources and operate all of the systems relating to seismic activities. Company crews are not responsible for the vessels or for vessel crews, who are employees of the vessel owner or a contract operator. Each vessel has an equipment complement consisting of recording instrumentation, digital recording streamers, location systems, multiple navigation systems, and, except for the recording vessel Abshire Tide, a seismic energy source and control system. Seismic reflections detected by the hydrophones on the streamers are digitized and partially processed before they are transmitted to recording instruments for storage on magnetic media.

     Two of the Company's vessels, the Discoverer and the Abshire Tide, currently work together as a single seismic data acquisition crew in the U.S. Gulf of Mexico. The subsalt surveys currently being recorded in the U.S. Gulf of Mexico require a greater distance between the energy source and the hydrophones, or longer offset, than ordinary surveys. This can be accomplished either by a single vessel towing very long streamers, or by two vessels working in tandem towing shorter streamers. When vessels work in tandem, only one vessel is required to have an energy source. Vessels working together can also "undershoot" obstructions such as platforms and drilling rigs, where the energy source is discharged on one side of the obstruction and the hydrophone streamers are towed on the other side of the obstruction.

     The following table sets forth certain information as of June 30, 1997 concerning the seismic vessels operated by the Company. As of such date, all of these vessels were operating or mobilizing to committed projects.

                          LAST       TOTAL                              DATA
                       SIGNIFICANT   LENGTH    BEAM     STREAMER     ACQUISITION    CHARTER/LEASE      CURRENT
     VESSEL NAME         UPGRADE     (FEET)   (FEET)   CAPABILITY      SYSTEM        EXPIRATION        LOCATION
     -----------       -----------   ------   ------   ----------   -------------   -------------    ------------
Simon Labrador.......     1991        263       55          3          Syntron          2001(1)       North Sea
                                                                    1,440 Channel
                                                                       16 Bit
Discoverer(2)........     1996        236       52          3          Syntron          1998(3)        Gulf of
                                                                    1,440 Channel                       Mexico
                                                                       16 Bit
Abshire Tide(2)......     1996        194       40          3          Syntron          1997(4)        Gulf of
                                                                    1,440 Channel                       Mexico
                                                                       16 Bit
Pacific Horizon......     1996        251       41          2       Input/Output        2001(5)       North Sea
                                                                    1,024 Channel
                                                                       24 Bit

---------------

(1) The Simon Labrador is leased under a capital lease expiring in 2001, with a ten-year renewal option. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(2) The Discoverer and Abshire Tide work in tandem as a single seismic crew.

(3) Pursuant to a one year extension option, this charter can be extended to 1999.

(4) The Company is currently negotiating to extend the term of this charter for one year.

(5) This charter can be terminated by the Company on one-month's notice.

     The Company believes that maintaining a combination of short-term vessel charters with long-term capital leases and other arrangements provides flexibility to manage the risks associated with the fixed costs of charters by adjusting the size of its fleet according to market demand while also providing stability in the Company's vessel fleet. The Company generally believes that chartering vessels maintains vessel and financial flexibility and reduces to some extent the Company's exposure to technological change and obsolescence of the vessels. Although several of the Company's vessels are under short-term charters, the Company believes that there is a sufficient supply of suitable vessels available for charter at acceptable rates that can be outfitted or modified within a reasonable period of time to meet its needs for such vessels. All of the vessels in the Company's vessel fleet are operated under charter agreements or leases expiring from 1997 to 2001, with provisions for extensions ranging from a month to ten years.

     The Company generally operates its offshore seismic data vessels on a 24-hours-a-day, seven-days-a-week basis. Each of the Company's vessels is taken out of service for approximately two to four weeks each year, generally at different off-season times of the year, for routine maintenance and service.

     The Company intends to upgrade the seismic data acquisition capabilities of the Simon Labrador in late 1997 or early 1998 to increase its streamer capability from three to between four and six streamers and to upgrade its data acquisition system from a 16 bit to a 24 bit resolution system. This upgrade will significantly increase the seismic data acquisition capabilities of the Simon Labrador, which will enable the Company to further increase efficiency in difficult operational and technically demanding areas. This vessel will be taken out of service for a period of approximately 90 days to accomplish these modifications, during which period this vessel would have earned revenues of approximately $2.7 million. In addition, the Company is evaluating the potential charter of an additional seismic acquisition vessel in mid-1998, subject to financing and sustained customer demand, to further increase its offshore seismic data acquisition capabilities.

CAPITAL EXPENDITURES

     The Company has numerous competitors for both its onshore and offshore seismic data acquisition business, and substantial financial and other resources are required to maintain the state-of-the-art technology necessary to permit effective competition in bidding for contracts. Seismic data acquisition technology has progressed rapidly over recent years, and the Company expects this trend to continue. Sophisticated seismic data acquisition equipment and related crew training are very costly. For example, the cost of equipping a crew with a state-of-the-art system, such as the 1,850 channel Opseis systems the Company currently operates onshore (including training and ancillary equipment), ranges from approximately $5.0 to $7.0 million, the largest component of which is attributable to the SARs. Similarly, the cost of equipping a modern seismic data acquisition vessel with between four and six streamers would range from approximately $20.0 to $30.0 million plus vessel charter costs. The Company's strategy is to update its onshore and offshore data acquisition systems to maintain its competitive position. This may require large capital expenditures in addition to the Company's planned capital expenditures. There can be no assurance that the Company will have or otherwise be able to obtain the capital necessary to upgrade its equipment or to acquire any additional required equipment.

     The Company currently intends to expand the data acquisition capabilities of the seismic acquisition vessel Simon Labrador in late 1997 or early 1998 at an estimated capital cost of approximately $18.0 million. This upgrade will significantly expand the seismic data acquisition capabilities of this vessel by increasing its streamer capacity from three to between four and six streamers and updating its recording equipment from a 16 bit system to a 24 bit system. The Company also intends to charter and equip an additional seismic acquisition vessel during 1998 at a projected cost ranging from $20.0 to $30.0 million. As the Company expands its onshore operations internationally, it is likely that the Company will need to acquire additional onshore acquisition systems at an estimated capital cost of approximately $5.0 to $7.0 million per crew. The Company anticipates that the funds for such expenditures will come from a portion of the net proceeds of the Offering, cash from operations and additional bank financing. However, there can be no assurance that funds from operations will be sufficient, or that additional bank financing will be available on terms acceptable to the Company. The Company may revise its plans in response to future changes in the oil and gas industry in general and in the demand for its services in particular, its results of operations, its other capital requirements and other factors. See "Risk Factors -- Capital Intensive Business; Rapid Obsolescence of Technology," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Business -- Competition."

KEY SUPPLIERS

     The Company acquires its Opseis seismic data acquisition systems from Georex, Inc., a subsidiary of CGG. The Company acquires its offshore seismic data acquisition systems primarily from Input/Output, Inc. and Syntron, Inc., a subsidiary of GeoScience, Inc. Although these companies are not the only suppliers of seismic data acquisition systems, they are the Company's primary suppliers, and the Company is dependent on these suppliers with respect to additions and repairs to its current systems. In addition, the Company considers the Opseis system to be the state-of-the-art seismic data equipment for performing 3D surveys in marshes and swamps. See "Risk Factors -- Reliance on Key Suppliers."

GEOGRAPHIC OPERATIONS

     ONSHORE. During 1996, onshore 3D seismic data acquisition contract revenues were $47.3 million, or 52.0% of the Company's pro forma combined revenues. For the first three months of 1997, onshore 3D seismic data acquisition contract revenues were $12.5 million, or 54.1% of the Company's pro forma combined revenues. The revenues in both 1996 and the first three months of 1997 were generated from surveys conducted in the U.S. Gulf Coast region. The Company expects in the near term to continue to focus its onshore surveys in this region, although the Company intends to seek opportunities for contract revenues in other areas, primarily Latin America, where oil and gas exploration and production activities exist.

     OFFSHORE. During 1996, offshore seismic data acquisition contract revenues were $43.6 million, or 48.0% of the Company's pro forma combined revenues. These revenues were generated primarily from surveys conducted in the North Sea and the U.S. Gulf of Mexico. For the first three months of 1997, offshore seismic data acquisition contract revenues were $10.6 million, or 45.9% of the Company's pro forma combined revenues. These revenues were generated primarily from surveys conducted in the Falkland Islands and the U.S. Gulf of Mexico. The Company expects in the near term to continue to focus its offshore surveys in the

North Sea and the U.S. Gulf of Mexico, although the Company may take advantage of opportunities for contract revenues in other areas of the world where offshore oil and gas exploration and production activities exist.

SALES AND MARKETING

     MARKETING. The Company's services traditionally have been marketed by the Company's principal executive officers. After the Offering, the Company intends to maintain this marketing approach in order to preserve long-term relationships established by the Company's executive officers. As the Company's geographical and technical capabilities expand, the Company currently intends to continue to implement its marketing efforts from its principal offices in Houston, Texas and Sevenoaks, England.

     ONSHORE SEISMIC DATA ACQUISITION CONTRACTS. When the Company acquires seismic data onshore, its customer specifies the area to be surveyed, directs the scope and extent of the survey and retains ownership of the data obtained. The Company generally contracts to acquire onshore seismic data under contracts that provide for a fixed fee for performing the survey. These contracts are often awarded on a competitive bid basis. Under fixed fee contracts, the Company generally bears the risk of delays that are beyond its control. See "Risk Factors -- Operating Risks." The Company frequently seeks to pass some of this risk to the customer by negotiating for the customer to pay standby charges for delays not caused by the Company, such as adverse weather. The Company's contracts generally provide for progress payments unless the Company anticipates completing the survey in a short time period.

     OFFSHORE SEISMIC DATA ACQUISITION CONTRACTS. When the Company acquires offshore seismic data, the customer directs the scope and extent of the survey and retains ownership of the data obtained. Contracts for offshore seismic data acquisition, which are often awarded on a competitive bid basis, are either distance- or time-based contracts (or a combination of both methods) or turnkey contracts that provide for a fixed fee. Under the distance method, payments are based upon the number of seismic lines or kilometers of data collected. When operating on a time basis, payments are based on agreed rates per unit of time, which may be expressed in periods ranging from hours to months. Under both of these methods, most of the risk of business interruption (except for interruption caused by failure of the Company's equipment) is borne by the customer, except in winter months when the Company assumes greater responsibility for weather-related interruption. For both of these types of contracts, progress payments are generally required unless it is expected that the survey can be completed in a brief period of time. Turnkey contracts generally provide more profit potential for the Company, but involve more risk due to the potential for weather-related and other types of delays. See "Risk Factors -- Operating Risks." Before entering into these types of contracts, the Company attempts to evaluate the cost and associated risk involved through an analysis of the likelihood of weather-related delays, the size of the survey and the expected period of time required to complete the survey.

     MULTI-CLIENT DATA. The Company has generally performed its seismic data acquisition services for its customers on a contract basis without retaining any interest in the data it acquires for its customers. The Company has begun to receive more requests from its customers to perform its services for lower fees but where the Company would retain certain rights to the data it acquires. If the Company were to retain such rights, it would be permitted to license the data to multiple clients, which could potentially result in higher returns than if the Company were to perform its services for a higher fixed fee, but also presents the risk of a lower return. The Company may in the future perform its services in exchange for an ongoing interest in the acquired data in response to customer proposals.

     BACKLOG. The Company's backlog represents commitments for seismic data acquisition services from both its onshore and offshore seismic data acquisition businesses. All backlog consists of commitments believed to be firm. However, backlog estimates are based on a number of assumptions and estimates, including assumptions as to exchange rates between the U.S. dollar and the British pound and other currencies and estimates of the percentage of completion of contracts. Contracts for services are occasionally varied or modified by mutual consent and in certain instances may be canceled by the customers on short notice without penalty. Consequently, the Company's backlog as of any particular date may not be indicative of the Company's actual operating results for any succeeding fiscal period.

     As of July 10, 1997, the Company estimates that its total backlog was approximately $68 million. Backlog for its onshore crews was approximately $39 million in future gross revenues from existing customer commitments, and backlog for its offshore seismic acquisition crews was approximately $29 million in future gross revenues from existing customer commitments. Of these backlog amounts, approximately $10 million of the onshore backlog and approximately $9 million of the offshore backlog is attributable to work to be performed for Seitel and its subsidiaries.

COMPETITION

     The acquisition of onshore and offshore seismic data for oil and gas companies is highly competitive worldwide. Competition for available seismic surveys is based on a number of competitive factors, including crew availability, price, performance, dependability and technology.

     As a result of changing technology and capital requirements, the seismic industry, both for onshore and offshore seismic data acquisition services, has consolidated substantially since the early 1980s, thereby reducing the number of competitors in the industry. Although dozens of companies perform onshore seismic data acquisition services, only a few companies compete actively to perform complex 3D surveys in the difficult wetland regions along the U.S. Gulf Coast. The Company's primary competitors in the wetland onshore seismic data acquisition business in the U.S. Gulf Coast region are Acadian Geophysical Services, Inc., Boone Geophysical, Inc. (a subsidiary of Venture Seismic, Inc.), Geco-Prakla (a subsidiary of Schlumberger Limited), Signature Geophysical Services, Inc., Veritas DGC, Inc. and Western Atlas Inc. The Company's primary competitors in the offshore seismic data acquisition business are Compagnie Generale de Geophysique, S.A., Geco-Prakla, Petroleum Geo-Services ASA, Veritas DGC, Inc. and Western Atlas Inc.

CUSTOMERS

     ONSHORE. The Company's major customers for its onshore operations include primarily independent oil and gas companies and seismic data marketing companies. For the year ended December 31, 1996, Seitel and its subsidiaries accounted for approximately 57% and Fina Oil and Chemical Company accounted for approximately 20% of Eagle's consolidated gross revenues from onshore operations. For the year ended December 31, 1995, Seitel and its subsidiaries accounted for approximately 53% and Broughton Associates, J.V. accounted for approximately 22% of Eagle's consolidated gross revenues from onshore operations, and for the year ended December 31, 1994, Seitel and its subsidiaries accounted for approximately 56% and Greenhill Petroleum Corporation accounted for approximately 28% of Eagle's consolidated gross revenues from onshore operations.

     OFFSHORE. The Company's major customers for its offshore operations include primarily multi-national oil and gas companies, foreign national oil and gas companies, and seismic data marketing companies. For the year ended December 31, 1996, Seitel and its subsidiaries accounted for approximately 46% and Clyde Petroleum Exploratie BV accounted for approximately 26% of ERI's consolidated gross revenues from offshore operations. For the year ended December 31, 1995, Seitel and its subsidiaries accounted for approximately 8% and Amerada Hess Ltd. and British Gas Exploration and Production Ltd. accounted for approximately 37% and 26%, respectively, of ERI's consolidated gross revenues from offshore operations, and for the year ended December 31, 1994, Seitel and its subsidiaries accounted for approximately 21% and British Gas Exploration and Production Ltd., Amerada Hess Ltd. and Chevron Europe Ltd. accounted for approximately 16%, 13% and 10%, respectively, of ERI's consolidated gross revenues from offshore operations.

     Due to the nature of the Company's operations, it is likely that significant portions of future consolidated revenues may continue to be attributable to a few customers, although it is possible that the identity of such customers will change from period to period. See "Risk Factors -- Influence of Seitel, Inc. on the Company."

EMPLOYEES

     At June 30, 1997, the Company employed approximately 330 full-time personnel. The Company has not experienced any material work stoppages related to union activities and considers the relations with its employees to be good.

PROPERTIES

     The Company occupies eight leased facilities that are principally used for general administrative functions, maintenance, storage and warehouse space. Three of these facilities are located in Texas, one is located in Louisiana and four are located in England. These properties range in size from approximately 1,000 to approximately 9,000 square feet, the terms of the leases range from month-to-month to leases that expire in 2001 and the leases provide for annual rents ranging from approximately $12,000 to approximately $182,000. The Company's annual lease expense under these leases totals approximately $500,000. The Company will sublease one of these properties, which serves as the Company's executive offices, from Seitel and its subsidiaries under a sublease that will expire in August 2000 and which will provide for annual rental of approximately $85,000, which amount is included in the $500,000 total lease expense referred to above. See "Certain Transactions."

ENVIRONMENTAL MATTERS/GOVERNMENTAL REGULATION

     The Company's operations are subject to a variety of laws and regulations, including laws and regulations relating to the protection of the environment. Such laws and regulations govern various aspects of operations, including the handling of explosives and the discharge of explosives into the environment, the entry onto and restoration of wetlands, the removal and cleanup of materials that may harm the environment or otherwise relating to the protection of the environment (both onshore and offshore) and the access to private and public lands to perform seismic surveys. The Company is required to invest financial and managerial resources to comply with such laws and related permit requirements in its operations and anticipates that it will continue to do so in the future. Although such expenditures historically have not been material to the Company, the fact that such laws or regulations are changed frequently makes it impossible for the Company to predict the cost or impact of such laws and regulations on its future operations.

     The adoption of laws and regulations that have the effect of limiting exploration or production activities by oil and gas companies could adversely affect the Company's operations by reducing the demand for its services. Certain import and export regulations may also limit the Company's ability to operate in certain areas.

     In addition, the Company's offshore operations are influenced by licensing activities and lease sales of governmental authorities. The timing and extent of licensing and leasing of areas for exploration and production influences the level of seismic data acquisition activity within a particular country.

LEGAL PROCEEDINGS

     The Company is involved in or threatened with various legal proceedings from time to time arising in the ordinary course of business. Management of the Company does not believe that any liabilities resulting from any such current proceedings will have a material adverse effect on its consolidated operations or financial position.

                                   MANAGEMENT

     The following table sets forth the executive officers and directors of the Company and their ages as of June 30, 1997:

                 NAME                    AGE                     POSITION
                 ----                    ---                     --------
William L. Lurie.......................  66    Chairman of the Board of Directors
Jay N. Silverman.......................  44    President, Chief Executive Officer and
                                               Director
Gerald M. Harrison.....................  43    Executive Vice President and Director
George Purdie..........................  41    Senior Vice President -- Offshore Operations
                                               and Director
Richard W. McNairy.....................  56    Vice President -- Chief Financial Officer and
                                                 Secretary
Neil A.M. Campbell.....................  42    Vice President -- International Finance
Paul A. Frame..........................  50    Director

     WILLIAM L. LURIE is the Chairman of the Board of Directors of the Company. Mr. Lurie has been a director and a member of the Audit Committee of Seitel since November 1995 and a member of the Compensation Committee of Seitel since July 1996. Mr. Lurie will retire from such positions with Seitel prior to consummation of the Offering. He has been Co-Chairman of The Foundation for the Prevention & Early Resolution of Conflicts since April 1996. He was President of Prevention and Early Resolution of Conflicts, a consulting firm, from 1994 until April 1996. Mr. Lurie has been a Director of Minerals Technologies, Inc., a mining and minerals company listed on the New York Stock Exchange, since 1993 and is a member of its Compensation Committee. He was Executive Consultant to the Chairman of The Business Roundtable from 1993 to 1994 and President of The Business Roundtable from 1984 to 1993. Prior to that time, Mr. Lurie was Vice President -- General Counsel of International Paper Company, a global paper and forest products company listed on the New York Stock Exchange. He has been a Director of Intersystems, Inc., a manufacturing company listed on the American Stock Exchange, since November 1995.

     JAY N. SILVERMAN is the President and Chief Executive Officer and a Director of the Company. Mr. Silverman has served as President of Eagle Geophysical Onshore, Inc., the Company's onshore crew operations subsidiary, since its formation in December 1996, and served as President of SGI from July 1993 until May 1997. From July 1993 until February 1996, he was Seitel's Vice President of Operations, and from August 1990 to July 1993, he was Seitel's Manager of Field Operations. From January 1988 to July 1990, Mr. Silverman was Vice President of Operations of East Coast Drilling and Boring, Inc., a private drilling company. Between August 1976 and January 1988, Mr. Silverman served as Crew Chief, Operations Supervisor and Manager for Western Geophysical Company.

     GERALD M. HARRISON is the Executive Vice President and a Director of the Company. Mr. Harrison has been Chairman and Managing Director of the Horizon Companies since 1993. From 1991 to 1993, Mr. Harrison was Managing Director of Simon-Horizon Limited and President and Chairman of Simon-Horizon Inc., predecessors of the Horizon Companies. From 1988 to 1990, Mr. Harrison was Operations Director of Simon-Horizon Limited, overseeing both onshore and offshore seismic operations. Between 1980 and 1988, Mr. Harrison served as Field Crew Manager and Manager of Domestic and International Operations for predecessor companies of the Horizon Companies.

     GEORGE PURDIE is the Senior Vice President -- Offshore Operations and a Director of the Company. Mr. Purdie has been Operations Director of the Horizon Companies since 1993, and from 1990 to 1993 was Operations Director of Simon-Horizon Limited. From 1980 to 1989, he served in various onshore and offshore field management posts for predecessor companies of the Horizon Companies.

     RICHARD W. MCNAIRY is the Vice President -- Chief Financial Officer and Secretary of the Company. Mr. McNairy served as Vice President and Chief Financial Officer of Veritas DGC Inc. from February 1994 through March 1997, prior to which he was corporate controller of Halliburton Energy Services Group for three years and Vice President-Finance for its geophysical services subsidiary for the preceding two years.

Prior to 1989 and since 1974, he was employed in various financial and operational management capacities with predecessor companies acquired by Halliburton.

     NEIL A.M. CAMPBELL is the Vice President -- International Finance of the Company. Mr. Campbell has been Finance Director, Chief Financial Officer, and Company Secretary of the Horizon Companies since 1993. Mr. Campbell served as Finance Director and Company Secretary of Simon-Horizon Limited from 1990 to 1993, and as Chief Accountant and Company Secretary of Simon-Horizon Limited and its predecessors from 1987 to 1990. Mr. Campbell served in various accounting positions for predecessors of the Horizon Companies from 1984 to 1987, and in various accounting positions for British Petroleum from 1972 to 1984.

     PAUL A. FRAME has been a Director of the Company since its formation in December 1996. Mr. Frame has been Chief Executive Officer of Seitel since July 1992, President of Seitel since January 1987 and a director of Seitel since May 1986. Mr. Frame was Executive Vice President of Seitel from January 1985 through January 1987 and was Vice President of Marketing of Seitel from August 1984 through January 1985.

     All directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Executive officers are generally elected annually by the Board of Directors to serve, subject to the discretion of the Board of Directors, until their successors are elected or appointed.

COMPENSATION OF DIRECTORS

     Each director who is not also an officer of the Company (an "Outside Director") will receive an annual director's fee of $25,000 plus meeting fees of $2,500 for each meeting of the Board of Directors or committee thereof in which such director participates. If such Outside Director serves as Chairman of the Board of Directors, such director will receive an annual director's fee of $50,000 plus meeting fees. Outside Directors will also be reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance of meetings of the Board of Directors or committees thereof.

     The Company has established a Deferred Compensation Plan for Directors whereby each Outside Director may elect to defer cash compensation for annual director's fees or meeting fees to a date subsequent to such director's death, retirement, disability or termination of services as a director. Earnings with respect to such deferred compensation may be calculated, at the election of the director, as if the amount deferred had been invested in Common Stock or as if the amount deferred had been invested in an account bearing interest at the prime rate minus 1.5%.

INDEPENDENT DIRECTORS STOCK OPTION PLAN

     The Company has adopted an Independent Directors Stock Option Plan (the "Directors Option Plan"). The purposes of the Directors Option Plan are to promote ownership of a greater proprietary interest in the Company by independent directors of the Company, thereby aligning such Directors' interests more closely with the interests of the stockholders of the Company, and to assist the Company in attracting and retaining highly qualified persons to serve as independent directors. The maximum number of shares of Common Stock that may be subject to awards granted under the Directors Option Plan is 100,000 shares, which may be authorized and unissued shares, treasury shares, or shares acquired by the Company for purposes of the Directors Option Plan. Shares of Common Stock which are attributable to awards which have expired, terminated or been cancelled or forfeited during any calendar year will be available for issuance or use in connection with future awards.

     The Directors Option Plan generally provides for an automatic grant of options to independent directors upon their initial election to serve as a director of the Company and upon each successive reelection to the Board of Directors. Upon each such election or reelection, options to purchase 5,000 shares will be automatically granted to each independent director. The exercise price for such options will be equal to the closing price of the Common Stock on the date of such election or reelection. The options will become exercisable one year after the date of grant and will expire at the earlier of five years after the date of grant,

12 months after the optionee ceases to serve as a director due to death, disability or retirement after age 65, or 60 days after the optionee ceases to serve as a director for any other reason.

     Pursuant to the Directors Option Plan, the Company will grant Mr. Lurie, the Chairman of the Board of Directors, effective as of the date of the consummation of the Offering, options to purchase 25,000 shares of Common Stock at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. This grant will be in lieu of the grant of options generally provided under the Directors Option Plan upon initial election to the Board. These options will vest in cumulative installments of one-third of the number of shares subject thereto on each of the first, second, and third anniversaries of the date of grant, and will expire on the tenth anniversary of the date of grant, subject to earlier expiration 12 months after Mr. Lurie ceases to be a director.

     An independent director for purposes of the Directors Option Plan is a director who receives no compensation from the Company and its subsidiaries other than annual directors fees, meeting fees, reimbursement of expenses and options under the Directors Option Plan and has not, during the three months prior to any grant, been an employee of the Company or any of its subsidiaries. Mr. Lurie is the only current director of the Company eligible to receive grants of options under the Directors Option Plan.

     The Directors Option Plan will be administered by the Board of Directors, provided that any action by the Board shall be taken only if approved by a majority of the directors of the Company who are not then eligible to receive grants of options under the plan. The Directors Option Plan may be amended, altered, suspended, discontinued or terminated by the Board without stockholder approval, unless such approval is required by law or regulation or applicable rules of the Nasdaq National Market or any other stock market on which the Common Stock is then quoted or listed. The Directors Option Plan will expire ten years after adoption or such earlier date as the number of shares reserved for issuance thereunder becomes insufficient for the automatic grants of options provided therein. The Board may terminate the Directors Option Plan at any time in its sole discretion. No options may be granted under the Directors Option Plan after it is terminated. The termination of the Directors Option Plan, or any amendment thereto, shall not affect any shares previously issued to an option holder or any option previously granted under the Directors Option Plan.

     Options to be granted under the Directors Option Plan will be nonqualified stock options. An option holder will not recognize taxable income on the grant of options under the Directors Option Plan, but will recognize taxable ordinary income upon exercise of the options equal to the amount that the fair market value of the underlying stock on the date of exercise exceeds the aggregate exercise price. The income tax treatment of any gain or loss realized upon a holder's disposition of shares received upon exercise of the options will depend on the timing of such disposition. If the holder holds the shares received upon exercise for at least one year from the date of exercise, the difference, if any, between the amount realized from such sale and the holder's tax basis (generally the aggregate exercise price plus the amount of income recognized upon exercise of the options) will be taxed as long-term capital gain or loss. If the holder disposes of such shares in less than one year, the gain or loss will generally be taxed as short-term capital gain or loss.

     The Company is entitled to a deduction for federal income tax purposes with respect to the exercise of options under the Directors Option Plan (but not the disposition of shares acquired upon exercise) in an amount equal to the ordinary income recognized by the option holder, to the extent it is reasonable compensation.

INDEPENDENT DIRECTORS; BOARD COMMITTEES

     Nasdaq National Market rules require that a Nasdaq listed company have two or more independent directors on its board of directors. Mr. Lurie, Chairman of the Board of Directors, will not be employed by the Company and will retire from his position as an independent director of Seitel at or prior to consummation of the Offering. Therefore, he will qualify as an independent director. The Company is in the process of identifying other potential independent directors, and the Board of Directors intends to appoint at least one additional independent director within 90 days after consummation of the Offering.

     Nasdaq National Market rules also require that listed companies have an established audit committee, the majority of the members of which are independent directors. The Board of Directors intends to establish an audit committee within 90 days after consummation of the Offering when the additional independent directors are appointed to the Board of Directors. The audit committee will recommend to the Board the appointment of the independent public accountants to serve as auditors for the Company, and will discuss and review the scope and fees of the prospective annual audit and review the results with the auditors, review compliance with existing major accounting and financial policies of the Company, review the adequacy of the financial organization of the Company and consider comments by the auditors regarding controls and accounting procedures and management's response to those comments.

     The Company also intends to establish a compensation committee, all of the members of which will be outside directors as such term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The compensation committee will meet periodically to determine the compensation of certain of the Company's executive officers and other significant employees and the Company's personnel policies and will administer the Stock Option Plan and other executive compensation plans and arrangements. The compensation committee will also be empowered to approve compensation payable to the Company's executive officers for the purposes of Section 162(m) of the Code, which limits the deductability of compensation in excess of $1 million if not approved pursuant to the provisions of such section and the regulations thereunder. In the event compensation payable by the Company to an executive officer is in excess of $1 million in any year and has not been approved as required by
Section 162(m), the compensation in excess of $1 million may not be deductible by the Company for federal income tax purposes.

     The Company has established an Executive Committee, which consists of Messrs. Frame (Chairman) and Lurie. The Executive Committee has the authority to exercise all of the powers of the Board of Directors in the management of the business and affairs of the Company, subject to certain limitations under the Delaware General Corporation Law.

EXECUTIVE COMPENSATION

     The Company was incorporated in December 1996 and began operations in January 1997. No salaries were paid during 1996 by the Company. Compensation to be paid to the Company's chief executive officer and the four other most highly compensated executive officers during 1997 is disclosed below under "-- Employment Agreements."

EMPLOYMENT AGREEMENTS

     The Company will enter into employment agreements with certain of its executive officers, the terms of which are described below.

     The Company intends to enter into employment agreements with Messrs. Silverman and McNairy that provide for annual base salaries of $260,000 and $150,000, respectively. The employment agreement with Mr. Silverman will also provide for a quarterly bonus equal to 25.0% of his base salary if the gross margin (revenues less all expenses except for depreciation, amortization, interest, taxes and overhead) for the onshore operations for such quarter is at least 17% and an incentive bonus of 4% or 5% of the Company's pre-tax profits (which percentage varies based on the Company's profit margin). The Company calculates all bonuses without taking into account the expenses of the bonuses paid to its officers and directors. Mr. Silverman, who received total cash compensation in 1996 of $726,336 from SGI under his former employment arrangement, would have received total cash compensation in 1996 of $613,080 under the above-described employment agreement based on the Company's pro forma combined results for 1996. The employment agreement with Mr. McNairy will provide for an incentive bonus equal to one-third of the base annual salary. Mr. Silverman's employment agreement will be for an original term of three years, and will automatically renew for successive one-year terms unless either party gives notice otherwise at least 90 days prior to expiration of the then-current term. Mr. McNairy's employment agreement will be for a term of two years. The employment agreement with Mr. Silverman will contain a covenant not to compete during his employment with the Company or its subsidiaries, and for one year thereafter if the Company terminates his employment for cause or he terminates his employment without cause. In the event the Company terminates Mr. Silverman's employment without cause, as such term will be defined in his employment agreement, the Company will be required to pay Mr. Silverman severance payments each year for two years equal to the average of his total cash compensation for the previous three years, to vest all options previously granted to Mr. Silverman that are not then vested, and to forgive outstanding indebtedness owed by Mr. Silverman to the Company relating to his purchase of 25,000 shares of Common Stock to the extent the value of such shares at the date of such termination is less than the outstanding indebtedness. See "Certain Transactions." The terms of the employment agreement between Mr. Silverman and the Company cannot be considered to have been determined through arms-length negotiations.

     Each of Messrs. Harrison, Purdie and Campbell have existing employment agreements with the Horizon Companies, which employment agreements will be amended upon consummation of the ERI Acquisition and the Offering. Such employment agreements, as amended, will provide for base annual salaries of $221,000 (L134,000) for Mr. Harrison and $205,000 (L124,000) for Messrs. Purdie
and Campbell. These employment agreements require the Company and the employee to give twenty-four months advance notice of termination (other than for termination with cause). If the Company terminates the employment of Messrs. Harrison, Purdie or Campbell other than in accordance with the terms of such agreement (i.e., without giving twenty-four months advance notice, other than for termination with cause), the options granted to such employee set forth under "-- Stock Option Plan" will become fully vested, and the Company may be liable to such employee for breach of contract. The employment agreements provide for an annual incentive bonus equal to 50.0% of the annual base salary if performance criteria established by the Company are met (which criteria for the year to end December 31, 1997 are that the operating profit margin (revenues less cost of sales, expressed as a percentage of revenues) from the Company's offshore operations equal or exceed 24.0%, and provide for an additional incentive bonus of between 2.0% and 3.0% of the net after-tax profits of the Company from its offshore operations in excess of 5.0% of gross revenues from offshore operations. The employment agreements also provide for a bonus of 3% of the excess, if any, of net after-tax profits of the Company's offshore business for a fiscal year over the greater of (i) net after-tax profits of the Company's offshore business for the prior fiscal year or (ii) 5% of the gross revenues of the Company's offshore business for the prior fiscal year, if the Company's gross revenues from its offshore business increase by at least 20% as compared to the prior fiscal year and the net after-tax profits of the Company's offshore business equal or exceed 5% of gross revenues from its offshore business.

     In addition to the employment agreements with the Company's executive officers described above, the Company will enter into a bonus agreement with Mr. Frame, who will serve as a director of the Company and as Chairman of the Executive Committee of the Board of Directors. In addition to his other duties as a director of the Company, Mr. Frame will be responsible for strategic planning, marketing, and domestic and international growth of the Company's business. The Board of Directors of Seitel has agreed to allow Mr. Frame, who is the President and Chief Executive Officer of Seitel, to devote 20% of his time to the Company until December 31, 1999. Pursuant to the bonus agreement, the Company will pay Mr. Frame bonuses each year during the term of the bonus agreement equal to 1% of the increase in the Company's gross revenues for such year over the Company's gross revenues for the prior year (excluding revenues attributable to mergers and acquisitions in the year of such merger or acquisition unless it is the final year of the term of the bonus agreement) and 4% of the Company's net after tax profits in excess of its 1996 pro forma combined net after-tax profits of $0.8 million. The bonus agreement with Mr. Frame will be for a fixed term expiring December 31, 1999. Mr. Frame will also receive annual director's fees and meeting fees as an outside director. The terms of the bonus agreement between Mr. Frame and the Company cannot be considered to have been determined through arms-length negotiations.

STOCK OPTION PLAN

     The Company has adopted a Stock Option Plan (the "Option Plan"), the purpose of which is to provide directors, officers and other key employees and consultants of the Company and its subsidiaries with additional incentives by providing them with the opportunity to increase their ownership interests in the Company. The maximum number of shares of Common Stock that may be subject to awards granted under the Option Plan is 1,100,000 shares, which may be authorized and unissued shares, treasury shares or shares acquired by the Company for purposes of the Option Plan. Shares of Common Stock that are attributable to awards that have expired, terminated or been cancelled or forfeited during any calendar year will be available for issuance or use in connection with future awards.

     The Compensation Committee or such other committee of the Board of Directors as may be appointed by the Board (the "Committee") will be empowered to administer the Option Plan. The Board has not yet established a Compensation Committee, and therefore the Option Plan will be administered initially by the Board of Directors as a whole.

     Options granted under the Option Plan will be either incentive stock options within the meaning of Section 422 of the Code or non-qualified stock options, as designated at the time of the grant of the options. If options granted under the Option Plan are not designated as incentive stock options or nonqualified stock options, they will be deemed to be incentive stock options to the extent they comply with the requirements of the Code applicable for incentive stock option treatment and as non-qualified options to the extent they do not satisfy such requirements.

     Any employee of the Company or a subsidiary, including directors who are not eligible to receive grants of options under the Directors Option Plan, will be eligible to receive grants of options under the Option Plan. Actual participation in the Option Plan will be determined in the sole discretion of the Committee.

     The exercise price for incentive stock options under the Option Plan shall not be less than 100% of the fair market value per share on the date of grant of such option. In the event that an incentive stock option is granted under the Option Plan to any person who, at the time such incentive stock option is granted, owns more than 10.0% of the total combined voting power of classes of shares of the Company or of any subsidiary of the Company (a 10.0% stockholder), then the exercise price of the incentive stock options shall not be less than 110% of the fair market value of the shares on the date such option is granted. Fair market value as used in the Option Plan means the closing sales price of Common Stock per share as reported in the Wall Street Journal as of the date of the grant. Pursuant to the terms of the Option Plan, there are no restrictions applicable to the exercise price of non-qualified stock options. Payment for the shares acquired upon exercise of an option under the Option Plan shall be made in cash or other property deemed acceptable by the Committee.

     Options granted under the Option Plan will be exercisable at such times, under such conditions (including, without limitation, performance criteria with respect to the Company and/or the optionee), in such amounts and during such period or periods as the Committee determines on the date of the grant of such options. Such options, however, shall not be exercisable after the expiration of ten years from the date such option is granted. In the case of an incentive stock option granted to a more than 10.0% stockholder, such incentive stock options shall not be exercisable after the expiration of five years from the date such incentive stock options are granted.

     The aggregate fair market value (determined as of the time an incentive stock option is granted) of the stock with respect to which incentive stock options are exercisable for the first time by any participant during any calendar year, under the Option Plan and all of the Company's other plans, may not exceed $100,000. Any options granted in excess of this limit will be non-qualified options.

     In general, if an optionee ceases to be an employee or director of the Company or its subsidiaries for reasons other than disability or death, he or she will have, with respect to incentive stock options, until the earlier of three months from the date of such termination or the date the option expires to exercise the option, to the extent the optionee was entitled to exercise the option on the date of termination. If an optionee is unable to continue to perform services for the Company or any of its subsidiaries as a result of disability, he or she will have until the earlier of 12 months from the date of such disability or the date the option expires to exercise the option, in whole or in part, to the extent the optionee was entitled to exercise the option on such date. In addition, the optionee must have been an employee since the date of grant and must be an employee on the date of disability to take advantage of this provision. These same rules apply to the exercise of options in the event of the death of an optionee. Unless provided otherwise in a specific option grant, an option granted under the Option Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, and will not be assignable by operation of law or subject to execution, attachment or similar process.

     The Option Plan will expire ten years after the date of consummation of the Offering. The Board may terminate the Option Plan at any time in its sole discretion. No options may be granted under the Option Plan after it is terminated. The termination of the Option Plan, or any amendment thereto, shall not affect any shares previously issued to a participant or any option previously granted under the Option Plan.

     The Option Plan will not be qualified under the provisions of Section 401(a) of the Code, and it is not intended to be subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Board of Directors has approved the grant, effective as of the date of consummation of the Offering, of options to acquire a total of 680,500 shares under the Option Plan to directors, officers and employees of the Company. The options that will be granted under the Option Plan, other than the options granted to Mr. Frame, will vest in cumulative installments of one-third of the number of shares subject thereto on each of the first, second and third anniversaries of the grant date and will expire on the tenth anniversary of the date of the grant. Mr. Frame's options will vest on the fifth anniversary of the date of grant or, if earlier, in cumulative installments of one-third of the total shares subject thereto when the Company's gross revenues reach $150 million, $175 million and $200 million, respectively, if the Company's after tax profit is at least 4% of gross revenues upon attainment of such revenue targets. The options granted to Mr. Frame will expire 10 years from the date of grant. The exercise price of each such option will be equal to the initial public offering price per share set forth on the cover page of this Prospectus. Included in these options are stock options to be granted to directors and executive officers of the Company in the amounts set forth below:

                                                              NUMBER OF SHARES
                  NAME OF OFFICER/DIRECTOR                   COVERED BY OPTIONS
                  ------------------------                   ------------------
     Mr. Silverman..........................................      150,000
     Mr. Frame..............................................      100,000
     Mr. Harrison...........................................       75,000
     Mr. Purdie.............................................       75,000
     Mr. Campbell...........................................       75,000
     Mr. McNairy............................................       25,000

     Certain options granted under the Option Plan are intended to be incentive stock options within the meaning of Section 422 of the Code. An option holder will not recognize taxable income upon the grant of incentive stock options under the Option Plan. In addition, an option holder will not recognize taxable income with respect to the excess of the fair market value of stock received on exercise of an incentive stock option over the exercise price under the Option Plan. The income tax treatment of any gain or loss recognized upon an option holder's disposition of shares received upon exercise of incentive stock options granted under the Option Plan depends on the timing of the disposition. If the option holder holds the shares received upon exercise of such incentive stock options for the longer of two years from the date such incentive stock option was granted or one year from the date of exercise, the difference (if any) between the amount realized from the sale of such shares and the holder's tax basis (i.e., generally the exercise price) will be taxed as long-term capital gain or loss.

     If an option holder disposes of the shares acquired upon exercise of an incentive stock option before the end of the applicable holding periods described above (i.e., he or she makes a "disqualifying disposition"), such holder may be deemed to be in receipt of taxable income in the year of the disqualifying disposition, depending on the selling price. If the selling price exceeds the fair market value of the stock on the date of exercise, the excess of the fair market value on the date of exercise over the exercise price will be taxable to the holder as ordinary income, and the excess of the selling price over the fair market value on the date of exercise will be taxable to the holder as capital gain. If the selling price exceeds the exercise price but not the fair market value of the stock on the date of exercise, the excess of the selling price over the exercise price will be taxable to the holder as ordinary income. If the selling price is less than the exercise price, the difference will be treated as capital loss.

     The Company is not entitled to a deduction for federal income tax purposes with respect to the grant or exercise of incentive stock options under the Option Plan or the disposition of shares acquired upon exercise of incentive stock options if the applicable holding periods have been met. In the event of a disqualifying disposition, however, the Company will be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the holder, to the extent it is reasonable compensation.

     Options granted under the Option Plan that are not incentive stock options within the meaning of Section 422 of the Code will be non-qualified stock options. An option holder will not realize taxable income upon the grant of non-qualified stock options. An option holder will recognize taxable ordinary income upon the exercise of non-qualified stock options equal to the amount that the fair market value of the underlying stock on the date of exercise exceeds the aggregate exercise price. The income tax treatment of any gain or loss realized upon an option holder's disposition of shares received upon exercise of non-qualified stock options depends on the timing of the disposition. If the option holder holds the shares received upon exercise of such non-qualified stock options for at least one year from the date of exercise, the difference (if any) between the amount realized from the sale of such shares and the holder's tax basis (i.e., generally the exercise price plus the amount of ordinary income recognized by the holder on exercise of the option) will be taxed as long-term capital gain or loss. If an option holder disposes of the shares acquired upon exercise of a non-qualified stock option within one year from the date of exercise of the option, such holder will generally recognize short term capital gain or loss.

     The Company is entitled to a deduction for federal income tax purposes with respect to the exercise of nonqualified stock options, but not the disposition of shares acquired upon exercise of such non-qualified stock options, in an amount equal to the ordinary income recognized by the option holder, to the extent it is reasonable compensation.

HORIZON PENSION PLAN

     The Horizon Pension Plan (the "Pension Plan") provides defined retirement benefits to employees of Horizon Exploration Ltd. who are members. The Pension Plan operates in accordance with UK Pensions Legislation and is approved by the UK Inland Revenue, and in accordance with a Trust Deed, the Trustees are responsible for its management. The Trustees under the Pension Plan are Messrs. Harrison, Purdie and Campbell and one other employee of Horizon Exploration Ltd. The Trustees have appointed independent advisors, administrators and investment managers, auditors and solicitors to assist them in administering the Pension Plan.

     The Pension Plan originated in 1975 and was most recently revised in July 1993, when Horizon Exploration Ltd. became independent of the Simon Group.

     The benefits provided by the Pension Plan are precisely defined in the Trust Deed. Generally, the Pension Plan provides an income, at the normal retirement age of 60, of one sixtieth of final salary for every year in the Pension Plan, up to a maximum of forty-sixtieths. Recent UK legislation requires the retirement income to be increased annually at the rate of 5% or the UK retail price index, whichever is the lower, on benefits accruing from April 1997. Retirement income for benefits accrued prior to this date may be increased at the Trustees' discretion.

     All UK employees of Horizon Exploration Ltd. and Exploration Holdings Ltd., also a subsidiary of ERI, who are at least 20 years of age are eligible to join the Pension Plan. Current membership is 116 out of 139 eligible employees plus four retirees. During the next five years, one existing employee should reach retirement age.

     According to the most recent review of the value of the Pension Plan Fund by an independent actuary employed by the Pension Plan's independent advisors, which was completed in early 1997 and which determined such value as of April 1996, such fund is sufficient to meet existing accrued benefits. The current funding levels are 10.2% from the employer and 3.5% from the employee, and these levels were deemed adequate to meet the anticipated benefits and obligations of the Pension Plan in the most recent plan review. The funding level is, by UK legislation, subject to review no less frequently than every three years.

     The Company is not bound to accept any Trustee recommendations on the future level of Company contributions, and the Trustees are not bound to accept any Company recommendations on the future level of employee contributions. However, the Trustees, in a role of stewardship, are obliged to monitor funding levels and maintain them at adequate levels while insuring that, in the event future funding is not available, the Pension Plan can be wound up and meet its then current liabilities.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth the following information as of June 30, 1997, with respect to the beneficial ownership of the Company's Common Stock by
(i) each stockholder known by the Company to own beneficially more than 5.0% of the outstanding Common Stock, (ii) each director and executive officer of the Company, (iii) all executive officers and directors of the Company as a group,
(iv) the Selling Stockholder and (v) the Additional Selling Stockholders. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned by him as set forth opposite his name.

                                         BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                         PRIOR TO OFFERING(1)                         AFTER OFFERING(1)
                                        ----------------------                      ----------------------
                                        NUMBER OF                NUMBER OF SHARES   NUMBER OF
           NAME AND ADDRESS              SHARES     PERCENTAGE    BEING OFFERED      SHARES     PERCENTAGE
           ----------------             ---------   ----------   ----------------   ---------   ----------
EHI Holdings, Inc.(2)(3)..............  3,400,000      84.5%        1,880,000       1,520,000      18.9%
  50 Briar Hollow Lane,
  7th Floor West
  Houston, Texas 77027
Gerald M. Harrison(3)(4)..............    188,000       4.7%               --         188,000       2.3%
George Purdie(3)(5)...................    188,000       4.7%               --         188,000       2.3%
Neil A.M. Campbell(3)(6)..............    188,000       4.7%               --         188,000       2.3%
David Burns(3)(7).....................     36,000         *                --          36,000         *
William L. Lurie(8)...................         --        --                --              --        --
Paul A. Frame(2)(9)...................         --        --                --              --        --
Jay N. Silverman(10)..................     25,000         *                --          25,000         *
Richard W. McNairy(11)................         --        --                --              --        --
All executive officers and directors
  as a group (7 persons)(3)...........    589,000      14.6%               --         589,000       7.3%

---------------

(*) Less than 1.0%

 (1) Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power.

 (2) EHI Holdings, Inc. is a wholly-owned, indirect subsidiary of Seitel, Inc. Mr. Frame is a Director and is Chief Executive Officer of Seitel, Inc. As a result of this relationship, Mr. Frame may be deemed to be the beneficial owner of the shares owned by EHI Holdings, Inc., although Mr. Frame disclaims any such beneficial ownership, and no such beneficial ownership is reflected in this table.

 (3) In the event the Underwriters exercise in full the over-allotment options to purchase up to 882,000 shares of Common Stock, the Company will sell 602,000 shares, the Selling Stockholder will sell 100,000 shares, and Oliveira Limited (Gerald Harrison), Dormera Limited (George Purdie), Balmedie Limited (Neil Campbell) and Larlane Limited (David Burns) (the "Additional Selling Stockholders") will sell 56,400 shares, 56,400 shares, 56,400 shares and 10,800 shares, respectively, of Common Stock in connection with the Underwriters' exercise of such over-allotment options. See "Underwriting."

 (4) Includes 188,000 shares of Common Stock to be acquired in connection with the ERI Acquisition. These shares are owned of record by Oliveira Limited, which is beneficially owned by Mr. Harrison. Does not include 75,000 shares of Common Stock issuable upon exercise of options to be granted to Mr. Harrison upon consummation of the Offering, none of which are exercisable until one year after grant. See "Management -- Stock Option Plan."

 (5) Includes 188,000 shares of Common Stock to be acquired in connection with the ERI Acquisition. These shares are owned of record by Dormera Limited, which is beneficially owned by Mr. Purdie. Does not include 75,000 shares of Common Stock issuable upon exercise of options to be granted to Mr. Purdie upon consummation of the Offering, none of which are exercisable until one year after grant. See "Management -- Stock Option Plan."

 (6) Includes 188,000 shares of Common Stock to be acquired in connection with the ERI Acquisition. These shares are owned of record by Balmedie Limited, which is beneficially owned by Mr. Campbell. Does not include 75,000 shares of Common Stock issuable upon exercise of options to be granted to Mr. Campbell upon consummation of the Offering, none of which are exercisable until one year after grant. See "Management -- Stock Option Plan."

 (7) Includes 36,000 shares of Common Stock to be acquired in connection with the ERI Acquisition. These shares are owned of record by Larlane Limited, which is beneficially owned by Mr. Burns. Does not include 75,000 shares of Common Stock issuable upon exercise of options to be granted to Mr. Burns upon consummation of the Offering, none of which are exercisable until one year after grant. See "Management -- Stock Option Plan."

 (8) Does not include 25,000 shares of Common Stock issuable upon exercise of stock options to be granted to Mr. Lurie upon consummation of the Offering, none of which are exercisable until one year from the date of grant. See "Management -- Non-employee Directors Stock Option Plan."

 (9) Does not include 100,000 shares of Common Stock issuable upon exercise of stock options to be granted to Mr. Frame, upon consummation of the Offering, which will vest on the fifth anniversary of the date of grant or, if earlier, in cumulative installments of one-third of the total shares subject thereto when the Company's gross revenues reach $150 million, $175 million and $200 million, respectively, if the Company's after tax profit is at least 4% of gross revenues upon attainment of such revenue targets. See "Management -- Stock Option Plan."

(10) Includes 25,000 shares of Common Stock that Mr. Silverman has purchased from the Company for a promissory note. See "Certain Transactions." Does not include 150,000 shares of Common Stock issuable upon exercise of stock options to be granted to Mr. Silverman upon consummation of the Offering, none of which are exercisable until one year from the date of grant. See "Management -- Stock Option Plan."

(11) Does not include 25,000 shares of Common Stock issuable upon exercise of stock options to be granted to Mr. McNairy upon consummation of the Offering, none of which are exercisable until one year from the date of grant. See "Management -- Stock Option Plan."

                              CERTAIN TRANSACTIONS

     Seitel founded SGI in 1993, and founded Eagle in 1996 to acquire all of the operations and assets of SGI. Seitel is therefore the founder of the Company. Prior to the ERI Acquisition and the Offering, Eagle has been an indirect, wholly-owned subsidiary of Seitel. As the sole stockholder, Seitel was responsible for providing Eagle with financial, management, administrative and other resources. Furthermore, Seitel had exercised substantial control over the operation of Eagle. Accordingly, Eagle has no history of operating as an independent entity.

     Prior to the Offering, Seitel provided Eagle with significant management functions and services, including treasury, accounting, tax, internal audit, legal, human resources and other support services. Eagle was charged and/or allocated expenses of $1.2 million, $0.7 million and $0.6 million for the years ended December 31, 1996, 1995 and 1994, respectively, and $0.3 million for the three months ended March 31, 1997. The costs of these services were directly charged and/or allocated using methods that Eagle's management believed were reasonable. Such charges and allocations are not necessarily indicative of the costs Eagle would have incurred to obtain these services had it been a separate entity. Neither Seitel nor the Company has conducted any study or obtained any estimates from third parties to determine what the cost of obtaining such services from third parties may have been. See Note G to Eagle's Consolidated Financial Statements.

     Prior to the Offering, Seitel has advanced expenses on behalf of Eagle with respect to its third-party work, including amounts attributable to taxes and allocable overhead relating to such third-party work. As of June 30, 1997, Eagle owed Seitel approximately $3.0 million for such expenses. This intercompany balance accrues interest at a rate equal to Seitel's cost of funds, which is currently 7.25%. Pursuant to the Master Separation Agreement described below, the Company will repay Seitel the then current amount of such advances relating to third-party work at the time of closing of the Offering with a portion of the net proceeds therefrom.

     Prior to the Offering, a significant portion of the total seismic data acquisition services performed by Eagle were provided to Seitel. Revenues for these services were based on prices charged to unaffiliated third parties for similar work. The revenues to Eagle provided by work performed for Seitel were $14.3 million in 1994, or 55.5% of Eagle's total revenues, $15.4 million for 1995, or 52.6% of Eagle's total revenues, $27.2 million for 1996, or 56.5% of Eagle's total revenues, and $8.1 million for the three months ended March 31, 1997, or 62.3% of Eagle's total revenues from onshore services for such period. Such revenues are not necessarily indicative of the revenues Eagle would have earned had it provided these services to unrelated third parties.

     Prior to the ERI Acquisition and the Offering, Eagle has been a wholly-owned, indirect subsidiary of Seitel. The revenues of Eagle generated by work performed for Seitel and its other subsidiaries were based on prices charged to unaffiliated third parties for similar work and included a profit. Because Eagle was a wholly-owned subsidiary of Seitel, the profits generated by such intercompany work were eliminated from Seitel's financial statements upon consolidation. Upon consummation of the ERI Acquisition and the Offering, Eagle will no longer be a wholly-owned subsidiary of Seitel. Because Seitel does not intend to fund any payables to the Company which resulted from such intercompany work and which are still outstanding at the time the Offering is completed, the Company declared a dividend on July 22, 1997, to its sole stockholder, a wholly-owned, indirect subsidiary of Seitel, to eliminate any remaining intercompany receivables from Seitel. This dividend of Eagle's receivable from Seitel for profits attributable to work performed by Eagle for Seitel and its subsidiaries since inception to the date of consummation of the Offering, less taxes and allocable overhead attributable to such intercompany work, will be paid immediately prior to the consummation of the Offering. As of June 30, 1997, the amount of such net intercompany receivable was approximately $6.5 million.

     In July 1996, Seitel acquired 50.0% of the outstanding shares of ERI from Oliveira Limited, Dormera Limited, and Balmedie Limited, companies beneficially owned by Messrs. Harrison, Purdie and Campbell, respectively. Messrs. Harrison, Purdie and Campbell guaranteed the obligations of these companies for any breach of the representations, warranties and covenants made by such companies in connection with such transaction, which obligations will survive until July 1998. In connection with this acquisition, Seitel loaned $2 million to ERI, which debt will be repaid to Seitel from a portion of the net proceeds of the Offering. See

"Use of Proceeds." In November 1996, ERI repurchased a portion of these shares from Seitel, as a result of which Seitel's ownership was reduced to 19.0% of the outstanding shares of ERI. ERI issued a note for $2.7 million to Seitel in consideration of such repurchase of shares, which note will be repaid to Seitel from the net proceeds of the Offering. See "Use of Proceeds." Seitel contributed these shares of ERI to the Company in May 1997. Therefore, from July 1996 until the consummation of the Offering, Seitel has held an equity interest in ERI, the parent corporation of the Horizon Companies. Prior to the Offering, a significant portion of the total seismic data acquisition services performed by the Horizon Companies were provided to Seitel. See Note E to Consolidated Financial Statements of ERI. The Horizon Companies charged Seitel for these services at an amount believed by management of the Horizon Companies to be equal to amounts it would have charged unrelated third parties for such services. The revenues to the Horizon Companies provided by work performed for Seitel in 1996 were $20.0 million, or 46.0% of the Horizon Companies' total revenues for that year, and $5.4 million for the three months ended March 31, 1997, or 50.8% of ERI's total revenues from offshore services for such period.

     Contemporaneously with the consummation of the Offering, the Company will issue an aggregate of 600,000 shares of Common Stock to Oliveira Limited, Dormera Limited, Balmedie Limited, and Larlane Limited (the "Sellers") in exchange for the 81.0% of the outstanding shares of ERI owned by such entities. Messrs. Harrison, Purdie, and Campbell, who will be directors or executive officers of the Company after the Offering, and David Burns, who will be an employee of the Company after the Offering, are the beneficial owners of Oliveira Limited, Dormera Limited, Balmedie Limited, and Larlane Limited, respectively. Messrs. Harrison, Purdie, Campbell and Burns have guaranteed the obligations of the Sellers for any breach of the representations, warranties and covenants made by the Sellers in connection with such transaction, which obligations will survive until one year after the date of consummation of the Offering. Messrs. Harrison, Purdie, Campbell and Burns and the Sellers have agreed not to sell or otherwise dispose of the acquired shares of Common Stock for one year after consummation of the ERI acquisition or more than 50% of such shares of Common Stock prior to two years after consummation of the ERI Acquisition, except for dispositions pursuant to the exercise (if any) of the over-allotment options granted to the Underwriters by the Sellers in the Offering or pledges of such shares of Common Stock pursuant to bona fide lending transactions (subject to the lock-up agreements with the Underwriters).

     On July 23, 1997, Jay Silverman purchased 25,000 shares of Common Stock from the Company at the initial public offering price per share set forth on the cover page of this Prospectus for a promissory note. Interest will accrue under such promissory note at a fixed rate of 6.0% per annum. Interest only will be payable thereunder for three years, and thereafter Mr. Silverman will repay such promissory note in 60 equal monthly installments of principal and interest. Such promissory note is secured by a pledge of the 25,000 shares of Common Stock in favor of the Company. See "Management -- Employment Agreements."

     The Company and Seitel intend to enter into a number of agreements for the purpose of defining their continuing relationship. These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of negotiations between independent parties. It is the intention of the Company and Seitel that such agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that is fair to both parties, while continuing certain mutually beneficial arrangements. The parties intend that such agreements and transactions provide fair market value to them on terms no less favorable to the Company than would otherwise be available from unaffiliated parties. Because of the complexity of the various relationships between the Company and Seitel, however, there can be no assurance that each of such agreements, or the transactions provided for therein, will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. The Company intends to follow the procedures provided by the Delaware General Corporation Law, which include a vote to affirm any such future agreements by a majority of the Company's directors who are not employees, officers or directors of Seitel. There can be no assurance that any such arrangements or transactions will be the same as those that would be negotiated between independent parties.

     The following is a summary of certain prospective arrangements between the Company and Seitel.

     MASTER SEPARATION AGREEMENT. The Master Separation Agreement will provide for the Company and Seitel to enter into a Sublease, a Registration Rights Agreement, a Tax Indemnity Agreement, an Employee

Benefits Allocation Agreement and an Administrative Services Agreement. In addition, the Master Separation Agreement will require the Company to repay $7.7 million of indebtedness owed by the Company and its subsidiaries to Seitel and to repay $16.7 million of indebtedness owed by the Company and its subsidiaries to third parties guaranteed by Seitel (or obtain the release of Seitel's guaranty) contemporaneously with the consummation of the Offering. See "Use of Proceeds." Under the Master Separation Agreement, Seitel and its subsidiaries and the Company and its subsidiaries will indemnify each other with respect to liabilities arising in connection with the operations of their respective businesses prior to and after the date of consummation of the Offering, including liabilities under the Securities Act with respect to the Offering. The Master Separation Agreement will also provide for continued access by the Company to historical financial and operational information relating to the Company and its subsidiaries maintained by Seitel.
     SUBLEASE. The Sublease between the Company and Seitel will provide for the Company to lease its principal corporate offices, comprising approximately 7,600 square feet, from Seitel for a term of three years at an annual rent of approximately $85,000. The Sublease will also provide for the Company to utilize certain shared office equipment, such as phone systems and central computer systems, for an additional charge.
     REGISTRATION RIGHTS AGREEMENT. Pursuant to the Registration Rights Agreement, the Company will agree to register the offer and sale by Seitel on a delayed and continuous basis from time to time of the shares of Common Stock owned by Seitel after the Offering (1,520,000 shares, or 1,420,000 if the Underwriters' over-allotment options are exercised in full) at the expense of the Company. The Company will agree to file a shelf registration statement within 370 days after consummation of the Offering and to use its best efforts to secure the effectiveness of such shelf registration statement as soon as possible thereafter. Seitel will agree in the Registration Rights Agreement not to sell more than 50.0% of such shares pursuant to such registration prior to the date two years after the consummation of the Offering. In addition, the Company will grant Seitel the right to participate as a selling stockholder in future underwritten public offerings of the Company's Common Stock, subject to certain restrictions. The Company and Seitel will each agree to indemnify the other against, or to contribute to losses arising out of, certain liabilities in connection with any such registration, including liabilities under the Securities Act.
     TAX INDEMNITY AGREEMENT. Prior to the Offering, Eagle has been a member of the Seitel affiliated group and has filed its tax returns on a consolidated basis with such group. After the Offering, the Company will no longer be a member of the Seitel affiliated group. The Company and Seitel will enter into a Tax Indemnity Agreement to define their respective rights and obligations relating to federal, state and other taxes for periods before and after the Offering. Pursuant to the Tax Indemnity Agreement, Eagle will be required to pay Seitel (to the extent not already paid) its share of federal income taxes prior to the date of consummation of the Offering, and the Company shall be responsible for federal income taxes from its operations on and after the date of consummation of the Offering. Any subsequent refunds, additional taxes or penalties or other adjustments relating to Eagle's federal income taxes for periods prior to the date of consummation of the Offering shall be for the benefit of or be borne by Seitel. Similar provisions apply under the Tax Indemnity Agreement to other taxes, such as state and local income taxes.
     EMPLOYEE BENEFITS ALLOCATION AGREEMENT. Seitel and the Company intend to enter into an Employee Benefits Allocation Agreement pursuant to which the Company will agree to establish its own 401(k) plan, into which Seitel will transfer those assets that are currently held in Seitel's 401(k) plan for the benefit of Company employees. In addition, the Employee Benefits Allocation Agreement will provide for the Company to establish its own health and disability insurance and related plans to provide insurance coverage to Company employees after the consummation of the Offering. The Company will assume all obligations of Seitel with respect to vacation and severance for Company employees, and the parties will agree to indemnify each other with respect to their obligations under the Employee Benefits Allocation Agreement.
     ADMINISTRATIVE SERVICES AGREEMENT. Seitel and the Company intend to enter into an Administrative Services Agreement pursuant to which Seitel will provide the Company with administrative services, primarily accounting services, at up to the same levels as provided prior to the Offering. Seitel will provide these services for a 90-day transition period to allow the Company adequate time to build an internal administrative staff. The Company will pay Seitel for these services at Seitel's actual cost of providing these services.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has authorized capital stock consisting of 25,000,000 shares of Common Stock, $0.01 par value, and 5,000,000 shares of Preferred Stock, $0.01 par value. Prior to the Offering, there were outstanding 4,025,000 shares of Common Stock (including the effects of the sale of shares of Common Stock to Mr. Silverman and the ERI Acquisition) and no shares of Preferred Stock.

COMMON STOCK

     All outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued and paid for will be, fully paid and nonassessable. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Votes may not be cumulated in the election of directors. Stockholders have no preemptive or subscription rights. The Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and are entitled, upon liquidation, to share ratably in all assets remaining after payment of liabilities. See "Dividend Policy." The rights of holders of Common Stock will be subject to any preferential rights of any Preferred Stock that may be issued in the future.

     The transfer agent and registrar for the Common Stock is Chase Mellon Security Services.

PREFERRED STOCK

     The Board of Directors of the Company is authorized (without any further action by the stockholders) to issue Preferred Stock in one or more series and to fix voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of any series established by the Board of Directors, and to increase or decrease the number of shares within each such series. The Board of Directors may issue Preferred Stock for such consideration and on such terms as it deems desirable. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the holders of Common Stock. The Company has no present intention to issue any shares of Preferred Stock.

CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS AND
  DELAWARE GENERAL CORPORATION LAW

     The Certificate of Incorporation contains certain provisions, some of which are described below, that in addition to the authorization of the Preferred Stock may reduce the likelihood of a change in management or voting control of the Company without the consent of the Company's Board of Directors. These provisions could have the effect of delaying, deterring or preventing tender offers or takeover attempts that some or a majority of the Company's stockholders might consider to be in the stockholders' best interest, including offers or attempts that might result in a premium over the market price for the Common Stock.

     Stockholder Action. Unless limited by the Certificate of Incorporation of a corporation, the Delaware General Corporation Law permits stockholder action without a meeting, without prior notice and without a vote upon the written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Certificate of Incorporation prohibits stockholder action without a meeting, except when there are ten or fewer stockholders. The affirmative vote of holders of at least 80.0% of the Company's outstanding voting stock will be required to amend this provision.

     Fair Price Provision. The Certificate of Incorporation includes a "fair price" provision that requires the affirmative vote of the holders of at least 80.0% of the outstanding voting stock of the Company to approve a merger with, or disposition of assets or the issuance of securities having a fair market value of $5.0 million or more to, an interested stockholder (as defined below), a liquidation proposed by an interested stockholder or the reclassification of the Company's securities or a similar transaction that increases the interested stockholder's proportionate ownership in the Company. An "interested stockholder" is anyone who owns or controls, directly, indirectly or together with others, 10.0% or more of the Company's voting stock. However, a transaction with an interested stockholder will not require stockholder approval if a majority of disinterested directors (as defined in the Certificate of Incorporation) approves the transaction or if the transaction involves the distribution to the stockholders of cash or other consideration that satisfies the "fair price" criteria set forth in the Certificate of Incorporation, which generally require that all stockholders receive equal treatment, an adequate price and adequate disclosure. The fair price provision of the Certificate of Incorporation may not be amended without the affirmative vote of at least 80.0% of all shares entitled to vote.

     Evaluation Factors. The Certificate of Incorporation contains a provision that allows the Board of Directors to evaluate factors other than the price offered when considering a proposed acquisition of the Company. The Certificate of Incorporation permits the Board of Directors to consider the social, legal and economic effects of the proposed acquisition upon the Company's employees, suppliers, customers and the communities in which the Company operates. The Board of Directors can also consider any other factors it deems relevant, including not only the consideration offered in the proposed transaction relative to the market price of the Common Stock but also the value of the Company in a freely negotiated transaction and in relation to the estimate by the Board of Directors of the future value of the Company as an independent entity. The affirmative vote of the holders of two-thirds or more of the outstanding voting stock of the Company will be required to amend this provision.

     Anti-Takeover Legislation. Section 203 of the Delaware General Corporation Law (the "DGCL") provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. Section 203 of the DGCL provides that, except as specified, an interested stockholder is defined to include (x) any person that is the owner of 15.0% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholder may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203 of the DGCL, and therefore the Company will be subject to the provisions of Section 203. The provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors of the Company, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

LIMITATIONS ON LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Certificate of Incorporation limits the liability of directors to the extent allowed by the Delaware General Corporation Law. Specifically, directors will not be held liable to the Company or its stockholders for an act or omission in such capacity as a director, except for liability as a result of (i) a breach of the duty of loyalty to the Company or its stockholders, (ii) actions or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of the Company's stock under Section 174 of the Delaware General Corporation Law, or (iv) actions or omissions pursuant to which the director will receive an improper personal benefit.

     The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Company unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws.

     The Certificate of Incorporation does not eliminate the directors' duty of care. The inclusion of this provision in the Certificate of Incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care. The affirmative vote of the holders of two-thirds or more of the outstanding voting stock of the Company will be required to amend this provision.

     The Certificate of Incorporation and By-laws provide that the Company is generally required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or acted in good faith and in what was reasonably believed to be a lawful manner and in the Company's best interest. The affirmative vote of the holders of two-thirds or more of the outstanding voting stock of the Company will be required to amend this provision.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 8,025,000 shares of Common Stock outstanding. The 5,880,000 shares to be sold in the Offering (6,762,000 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable in the public market without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of the Company. The Selling Stockholder (which will beneficially own 18.9% of the outstanding shares of Common Stock after the Offering) and the executive officers, directors and the remaining stockholders of the Company (who will beneficially own approximately 7.8% of the outstanding shares of Common Stock after the Offering and who will hold options exercisable at the initial public offering price for an additional 600,000 shares of Common Stock) have agreed that, for a period of 180 days from the date of this Prospectus, they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into or exchangeable for any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreement. These contractual restrictions cover 2,145,000 shares (1,865,000 shares if the Underwriters' over-allotment options are exercised in full).

     All of the currently outstanding shares of Common Stock of the Company that are not being sold in the Offering are "restricted securities" within the meaning of Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least one year, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of (a) 1.0% of the then-outstanding shares of Common Stock (80,250 shares upon completion of the Offering) and (b) the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain notice and manner-of-sale requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who has not been an "affiliate" of the Company (in general, a person who is not a director, officer or principal stockholder of the Company) during the three months prior to resale and who has beneficially owned restricted securities for at least two years is entitled to sell such restricted securities under Rule 144 without regard to the requirements discussed above. Of the 2,145,000 shares of Common Stock of the Company that are restricted securities within the meaning of Rule 144, 1,520,000 shares will be eligible for sale on December 18, 1997 and 600,000 shares will be eligible for sale one year from the consummation of the Offering, pursuant to Rule 144 and subject to the volume, manner of sale and other limitations of Rule 144.

     In connection with the ERI Acquisition, the Company will issue 600,000 shares of Common Stock to the Additional Selling Stockholders. The Additional Selling Stockholders have agreed not to dispose of any of such shares for one year after the consummation of the ERI Acquisition, and not to dispose of more than 50% of such shares prior to two years after such consummation, other than sales pursuant to exercise (if any) of the over-allotment options granted to the Underwriters by the Additional Selling Stockholders in the Offering or pledges pursuant to bona fide lending transactions (subject to the lock-up agreements with the Underwriters).

     The Company has agreed to register the offer and sale by Seitel on a delayed and continuous basis from time to time of the shares of Common Stock owned by Seitel after the Offering (1,520,000 shares, or 1,420,000 if the Underwriters' over-allotment options are exercised in full) at the expense of the Company. The Company has agreed to file a shelf registration statement within 370 days after consummation of the Offering and to use its best efforts to secure the effectiveness of such shelf registration statement as soon as possible thereafter and maintain the effectiveness of such registration statement for a period of two years thereafter. Seitel has agreed in the Registration Rights Agreement not to sell more than 50.0% of such shares pursuant to such registration prior to the date two years after the consummation of the Offering. In addition, the Company has granted Seitel the right to participate as a selling stockholder in future underwritten public offerings of the Company's Common Stock, subject to certain restrictions.

     The Company intends to grant, effective as of the date of consummation of the Offering, options to purchase up to 705,500 shares of Common Stock to its officers, directors and employees, none of which are currently exercisable. See "Management -- Independent Directors Stock Option Plan" and "-- Stock Option Plan." Except for the options granted to Mr. Frame, one third of such options will become exercisable one year from the consummation of the Offering, and another one third of such options will become exercisable on the second and third anniversaries of the consummation of the Offering. Mr. Frame's options will vest on the fifth anniversary of the date of grant or, if earlier, in cumulative installments of one-third of the total shares subject thereto when the Company's gross revenues reach $150 million, $175 million and $200 million, respectively, if the Company's after tax profit is at least 4% of gross revenues upon attainment of such revenue targets. In addition, 494,500 shares remain available under the Option Plan and the Directors Option Plan for the grant of future options. The Company intends to file a registration statement on Form S-8 registering its sale of any shares pursuant to the exercise of such options to such officers, directors, and employees, and the resale of shares obtained upon such exercise by officers and directors prior to the date any such options become exercisable.

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Simmons & Company International are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth opposite their respective names:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Prudential Securities Incorporated..........................  1,713,750
Simmons & Company International.............................  1,713,750
Bear, Stearns & Co. Inc.....................................     90,000
Alex. Brown & Sons Incorporated.............................     90,000
Credit Suisse First Boston Corporation......................     90,000
Dillon, Read & Co. Inc......................................     90,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     90,000
A.G. Edwards & Sons, Inc....................................     90,000
Goldman, Sachs & Co.........................................     90,000
Howard, Weil, Labouisse, Friedrichs Incorporated............     90,000
Jefferies & Company, Inc....................................     90,000
Lehman Brothers Inc.........................................     90,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     90,000
J.P. Morgan Securities Inc..................................     90,000
Morgan Stanley & Co. Incorporated...........................     90,000
Oppenheimer & Co., Inc......................................     90,000
PaineWebber Incorporated....................................     90,000
Salomon Brothers Inc........................................     90,000
Smith Barney Inc............................................     90,000
J.C. Bradford & Co..........................................     45,000
Crowell, Weedon & Co........................................     45,000
Fahnestock & Co. Inc........................................     45,000
First Albany Corporation....................................     45,000
Furman Selz LLC.............................................     45,000
McDonald & Company Securities, Inc..........................     45,000
Morgan Keegan & Company, Inc................................     45,000
Petrie Parkman & Co.........................................     45,000
Principal Financial Securities, Inc.........................     45,000
Rauscher Pierce Refsnes, Inc................................     45,000
Raymond James & Associates, Inc.............................     45,000
The Robinson-Humphrey Company, Inc..........................     45,000
Sutro & Co. Incorporated....................................     45,000
Tucker Anthony Incorporated.................................     45,000
George K. Baum & Company....................................     22,500
Burnham Securities Inc......................................     22,500
Hanifen, Imhoff Inc.........................................     22,500
Harris Webb & Garrison Inc..................................     22,500
Hoak Breedlove Wesneski & Co................................     22,500
Edward D. Jones & Co., L.P..................................     22,500
Robotti & Company Inc.......................................     22,500
Rodman & Renshaw, Inc.......................................     22,500
The Seidler Companies Incorporated..........................     22,500
Southcoast Capital Corporation..............................     22,500
Southwest Securities, Inc...................................     22,500
Van Kasper & Company........................................     22,500
The Williams Capital Group, L.P.............................     22,500
                                                              ---------
          Total.............................................  5,880,000
                                                              =========

     The Company and the Selling Stockholder are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholder that they propose to offer the shares of Common Stock initially at the initial public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $.68 per share; and that such dealers may reallow a concession of $.10 per share to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

     The Company, the Selling Stockholder and the Additional Selling Stockholders have granted to the Underwriters over-allotment options, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 882,000 shares of Common Stock at the initial public offering price less the underwriting discounts and commissions as set forth on the cover page of this Prospectus. Such additional shares will be purchased first from the Additional Selling Stockholders (up to a total of 180,000 shares of Common Stock), next from the Company (up to a total of 602,000 shares of Common Stock) and then from the Selling Stockholder (up to a total of 100,000 shares of Common Stock). The Underwriters may exercise such options solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such options to purchase are exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 5,880,000 shares.

     The Company, together with each of its executive officers and directors and all of the Company's current stockholders, have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Common Stock or any securities convertible into or exchangeable or exercisable therefor for a period of 180 days from the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for shares offered pursuant to the Offering and issuances pursuant to the exercise of options granted under employee benefit plans existing as of the date of consummation of the Offering or pursuant to the terms of warrants of the Company outstanding as of the date of consummation of the Offering. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to lock-up agreements.

     The Company, the parent corporation of the Selling Stockholder, the Selling Stockholder, certain officers, directors and employees of the Company and the Additional Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

     The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives and was not based upon any independent appraisal or valuation of the Company. Among the factors considered in determining the initial public offering price were the economic outlook for the industry in which the Company operates, the Company's position in the industry, the Company's earnings prospects, the Company's financial position, the ability and experience of the Company's management, the prevailing conditions of the securities market at the time of the Offering and the stock prices of publicly traded companies which the Company and the Representatives believe to be comparable to the Company.

     In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Securities and Exchange Commission (the "Commission") pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholder, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 882,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock covered by this Prospectus will be passed upon for the Company by Gardere Wynne Sewell & Riggs, L.L.P., Houston, Texas, and for the Underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS

     The audited consolidated financial statements of Eagle and subsidiary included in this prospectus and elsewhere in this registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The audited consolidated financial statements of ERI and subsidiaries as of December 31, 1995 and 1996 and for each of the years in the three years ended December 1996 have been included in this prospectus and elsewhere in this registration statement in reliance upon the report of KPMG, independent public accountants, upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information concerning the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, copies of which may be inspected at the Commission's principal office, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, or copies of which may be obtained from the Commission at such office upon payment of the fees prescribed by the Commission. Copies of the Registration Statement may also be inspected at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Common Stock will be listed on the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500, where such material may also be inspected and copied.

     As a result of the Offering, the Company will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities, regional offices and stock exchange referred to above. In addition, these reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov. The summaries in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit filed with the Commission.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                                    GLOSSARY

16 BIT, 24 BIT

     The resolution available for the process of converting analog hydrophone or geophone signals into digital form.

GEOPHONE

     A type of seismic receiver placed on land or on the sea floor that records seismic waves by detecting particle movement.

GLOBAL POSITIONING SYSTEM (GPS)

     A satellite navigation and positioning system utilized in seismic operations.

HIGH DEFINITION SURVEYS

     Surveys designed to optimize the degree to which subsurface geology and faulting can be resolved. In general, high definition surveys require a denser grid of seismic data recordings to be made over a given area and closer deployment of energy sources and geophones (if on land) or hydrophone streamers (if offshore).

HYDROPHONE

     An offshore seismic receiver that records seismic waves by detecting pressure changes.

OFFSET

     Offset is the distance along the surface between energy source and receiver positions. Long offsets are generally required for imaging deep geological targets and for subsalt recording in the Gulf of Mexico in order to record seismic reflections from subsalt strata with less of the reflected signal distortion normally associated with salt formations.

POSITIONING

     The accurate computing of the geographical position of source and receiver locations onshore and of the vessel and all equipment deployed in the water during data collection. To produce accurate seismic images, the positions of hydrophone groups and sources must be known within a few meters throughout the survey.

RADIO TELEMETRY SYSTEM

     A seismic data acquisition system using radio signals rather than cables to transmit seismic data to the system's central recording equipment. Because these systems use radio signals to transmit data, they can be operated more efficiently than cable-based systems, particularly in wetland areas and highly populated areas where there are numerous topographic obstructions, such as rivers, bays, highways and towns. These systems also are well-suited to work in environmentally sensitive areas where physical intrusion must be minimized.

SAR

     A radio telemetry field recording box, or a seismic acquisition remote
(SAR). SARs collect seismic data from groups of geophones, or geophone stations, digitize the seismic data from the geophones and transmit the digitized data to the central recording equipment of the seismic data acquisition system using radio waves.

SOURCE (OR ENERGY SOURCE)

     A device that emits acoustic energy. The most common type of source for offshore seismic operations is known as an airgun, which releases a burst of compressed air into the water, thereby generating an acoustic shock wave. Airguns are towed behind the vessel slightly below the surface of the water. Onshore energy sources include dynamite and truck mounted vibrators.

STREAMER

     A streamer, used in offshore seismic data acquisition operations, consists of a cable that is several kilometers in length, is filled with liquid to provide near neutral buoyancy, and contains many hundreds of pressure sensitive recording instruments, known as hydrophones. The hydrophones detect pressure changes associated with reflected seismic energy and transmit this information, as electrical signals, along the streamer to the recording vessel. A streamer is normally towed behind the vessel slightly below the surface of the water.

SUBSALT

     The geological strata beneath salt deposits. Many of the offshore 3D seismic data acquisition projects currently being performed in the U.S. Gulf of Mexico are designed to image subsalt strata. Because the salt deposits have a tendency to distort seismic wave reflections, these projects require longer offsets to reduce such distortion.

TWO-DIMENSIONAL (2D) SEISMIC DATA

     Data acquired along a single line used to generate a cross sectional view of subsurface geological strata. 2D data is less costly to acquire than 3D data, but does not provide as detailed an image of the subsurface.

THREE-DIMENSIONAL (3D) SEISMIC DATA

     Data generally acquired simultaneously along multiple parallel lines used to generate a three dimensional picture of subsurface geological strata, rather than a mere cross section. To provide this three dimensional picture, much more data must be acquired than for a two dimensional cross section, so 3D data is significantly more expensive than 2D data. However, the use of 3D data can significantly improve drilling results, which can make 3D data more economically efficient than 2D data.

VIBROSEIS TRUCK

     A truck mounted vibration generator that can be used to create seismic energy on dry land.

WETLAND ENVIRONMENTS

     An area subject to constant or periodic immersion in water, such as a swamp, marsh, rice field, shallow bay or lake. The coastal areas of the U.S. Gulf Coast contain a high proportion of wetlands. Acquisition of seismic data in these wetland environments requires specialized equipment and techniques.

                         INDEX TO FINANCIAL STATEMENTS

                                                                  PAGE
                                                                --------
EAGLE GEOPHYSICAL, INC. Unaudited Pro Forma Consolidated
  Financial Statements
  Unaudited Pro forma Consolidated Balance Sheet as of March
     31, 1997...............................................       F-3
  Unaudited Pro forma Consolidated Statement of Operations
     for the three month period ended March 31, 1997........       F-4
  Unaudited Pro forma Consolidated Statement of Operations
     for the year ended
     December 31, 1996......................................       F-5
  Notes to the Unaudited Pro forma Consolidated Financial
     Statements.............................................       F-6

EAGLE GEOPHYSICAL, INC.
  Report of Independent Public Accountants..................       F-8
  Consolidated Balance Sheets -- December 31, 1995, 1996 and
     unaudited March 31, 1997...............................       F-9
  Consolidated Statements of Operations for the years ended
     December 31, 1994, 1995, 1996 and unaudited for the
     three month periods ended
     March 31, 1996 and 1997................................      F-10
  Consolidated Statements of Stockholder's Equity for the
     years ended
     December 31, 1994, 1995, 1996 and unaudited for the
     three month period ended
     March 31, 1997.........................................      F-11
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995, 1996 and unaudited for the
     three month periods ended
     March 31, 1996 and 1997................................      F-12
  Notes to Consolidated Financial Statements................      F-13

ENERGY RESEARCH INTERNATIONAL
  Report of Independent Auditors............................      F-21
  Consolidated Balance Sheets -- December 31, 1995, 1996 and
     unaudited
     March 31, 1997.........................................      F-22
  Consolidated Statements of Operations for the years ended
     December 31, 1994, 1995, 1996 and unaudited for the
     three month periods ended
     March 31, 1996 and 1997................................      F-23
  Consolidated Statements of Stockholders' Equity (Deficit)
     for the years ended
     December 31, 1994, 1995, 1996 and unaudited for the
     three month period ended
     March 31, 1997.........................................      F-24
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995, 1996 and unaudited for the
     three month periods ended
     March 31, 1996 and 1997................................      F-25
  Notes to Consolidated Financial Statements................      F-26

     PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF EAGLE GEOPHYSICAL, INC.

     The accompanying unaudited pro forma consolidated financial statements are derived from the historical consolidated financial statements of Eagle and ERI included elsewhere in this Prospectus. The unaudited pro forma consolidated financial statements are prepared to show the pro forma effects of the acquisition of the remaining interests in the Horizon Companies (see Note A hereto), the issuance of 4,000,000 shares of common stock of Eagle Geophysical, Inc. to the public pursuant to the Offering and the application of the net proceeds therefrom for planned repayments of indebtedness and the planned dividend to Seitel, Inc. (see Note E hereto).

     The unaudited pro forma consolidated balance sheet as of March 31, 1997 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 and the three month period ended March 31, 1997 give effect to certain transactions that will take place upon the closing of the Offering as if the transactions had taken place on March 31, 1997 in the case of the unaudited pro forma consolidated balance sheet and January 1, 1996 in the case of the unaudited pro forma consolidated statements of operations.

     The unaudited pro forma consolidated statements of operations may not be indicative of actual results that would have been achieved had the transactions to be effected at the closing of the Offering actually been completed as of the dates indicated. In addition, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of future operations of the Company and should be read in conjunction with Eagle and ERI's historical and consolidated financial statements and notes thereto contained elsewhere in this Prospectus.

                            EAGLE GEOPHYSICAL, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                    ENERGY
                                                                   EAGLE           RESEARCH
                                                             GEOPHYSICAL, INC.   INTERNATIONAL    PRO FORMA        PRO FORMA
                                                                HISTORICAL        HISTORICAL     ADJUSTMENTS      AS ADJUSTED
                                                             -----------------   -------------   -----------      -----------
CURRENT ASSETS:
  Cash and cash equivalents................................       $    --          $  1,304       $ 62,290(B)      $ 23,644
                                                                                                   (39,950)(C)
  Restricted cash..........................................            --                --          5,000(C)         5,000
  Receivables:
    Trade..................................................         9,708             4,064           (572)(D)       13,200
    Costs and estimated earnings in excess of billings on
      uncompleted contracts................................           530                --             --              530
    Other..................................................           190               253             --              443
  Inventories..............................................            --             1,410             --            1,410
  Due from affiliate.......................................         5,809                --         (5,809)(E)           --
  Prepaid expenses and other assets........................           235             2,579             --            2,814
                                                                 --------          --------       --------         --------
         Total current assets..............................        16,472             9,610         20,959           47,041
PROPERTY AND EQUIPMENT, AT COST:
  Geophysical equipment....................................        28,515            32,248        (11,677)(A)       49,086
  Furniture, fixtures and other............................           121               240             --              361
                                                                 --------          --------       --------         --------
                                                                   28,636            32,488        (11,677)          49,447
  Less: Accumulated depreciation and amortization..........        (9,388)          (11,677)        11,677(A)        (9,388)
                                                                 --------          --------       --------         --------
         Net property and equipment........................        19,248            20,811             --           40,059
OTHER LONG-TERM ASSETS.....................................            72                --         21,049(A)        21,121
                                                                 --------          --------       --------         --------
         TOTAL ASSETS......................................       $35,792          $ 30,421       $ 42,008         $108,221
                                                                 ========          ========       ========         ========

                                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of bank line.............................       $    --          $  7,232       $ (7,232)(C)     $     --
  Current portion of long-term debt........................         2,606               400         (3,006)(C)           --
  Current portion of capital lease obligations.............           942             4,048         (2,492)(C)        2,498
  Accounts payable.........................................         4,506             5,700           (572)(D)        9,634
  Accrued liabilities......................................         1,822             3,763             --            5,585
  Accrued capital lease interest...........................            --               858             --              858
  Billings in excess of costs and estimated earnings on
    uncompleted contracts..................................           565                --             --              565
  Due to affiliate.........................................         1,404             2,120         (1,404)(C)        2,120
                                                                 --------          --------       --------         --------
    Total current liabilities..............................        11,845            24,121        (14,706)          21,260
DUE TO AFFILIATE...........................................            --             4,679         (4,679)(C)           --
LONG-TERM DEBT.............................................        12,933                --        (12,933)(C)           --
CAPITAL LEASE OBLIGATIONS..................................         1,319            11,556         (3,004)(C)        9,871
DEFERRED INCOME TAXES......................................           776                --            (67)(C)          709
                                                                 --------          --------       --------         --------
         Total liabilities.................................        26,873            40,356        (35,389)          31,840
                                                                 --------          --------       --------         --------
STOCKHOLDERS' EQUITY
  Common Stock, par value $0.01 per share; authorized
    25,000,000 shares; issued and outstanding 3,400,000
    shares actual, 8,025,000 shares pro forma as
    adjusted...............................................            34                --              6(A)            80
                                                                                                        40(B)
  Additional paid-in capital...............................         7,755                --         62,675(B)        76,859
                                                                                                    11,108(A)
                                                                                                    (4,679)(E)
  Retained earnings (deficit)..............................         1,130            (9,690)         9,690(A)          (133)
                                                                                                    (1,130)(E)
                                                                                                      (133)(C)
  Translation adjustment...................................            --              (245)           245(A)            --
  Note receivable from stockholder.........................            --                --           (425)(B)         (425)
                                                                 --------          --------       --------         --------
         TOTAL STOCKHOLDERS' EQUITY (DEFICIT)..............         8,919            (9,935)        77,397           76,381
                                                                 --------          --------       --------         --------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........       $35,792          $ 30,421       $ 42,008         $108,221
                                                                 ========          ========       ========         ========

                            EAGLE GEOPHYSICAL, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             ENERGY
                                                            EAGLE           RESEARCH
                                                      GEOPHYSICAL, INC.   INTERNATIONAL    PRO FORMA        PRO FORMA
                                                         HISTORICAL        HISTORICAL     ADJUSTMENTS      AS ADJUSTED
                                                      -----------------   -------------   -----------      -----------
REVENUE.............................................       $12,981          $ 10,632       $   (434)(F)     $ 23,179
OPERATING EXPENSES
  Operating expenses (exclusive of depreciation and
     amortization shown below)......................         9,286             7,258           (434)(F)       16,110
  Depreciation and amortization.....................         1,302             1,377            351(G)         3,030
  Selling, general and administrative expenses......           450               517            283(H)         1,250
  Interest expense, net.............................           158               536           (660)(I)           34
                                                           -------          --------       --------         --------
          Total expenses............................        11,196             9,688           (460)          20,424
                                                           -------          --------       --------         --------
Income before provision for income taxes............         1,785               944             26            2,755
Provision (benefit) for income taxes................           655                --           (161)(J)          494
                                                           -------          --------       --------         --------
NET INCOME..........................................       $ 1,130          $    944       $    187         $  2,261
                                                           =======          ========       ========         ========
Earnings per share..................................       $   .33                                          $    .28
                                                           =======                                          ========
Weighted average number of common shares............         3,400                            4,625            8,025
                                                           =======                         ========         ========

                            EAGLE GEOPHYSICAL, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           EAGLE           ENERGY
                                                       GEOPHYSICAL,       RESEARCH
                                                           INC.         INTERNATIONAL     PRO FORMA      PRO FORMA
                                                       (HISTORICAL)     (HISTORICAL)     ADJUSTMENTS    AS ADJUSTED
                                                       -------------    -------------    -----------    -----------
REVENUE..............................................     $48,136          $43,607         $ (828)(K)     $90,915
OPERATING EXPENSES
  Operating expenses (exclusive of depreciation and
     amortization shown below).......................      34,917           37,601           (828)(K)      71,690
  Depreciation and amortization......................       3,409            4,615          1,403(L)        9,427
  Selling, general and administrative expenses.......       2,680            2,619          1,133(O)        6,432
  Interest expense, net..............................         531            1,649         (1,529)(M)         651
                                                          -------          -------         ------         -------
     Total expenses..................................      41,537           46,484            179          88,200
                                                          -------          -------         ------         -------
Income (loss) before provision for income taxes......       6,599           (2,877)        (1,007)          2,715
Provision (benefit) for income taxes.................       2,420               --           (506) (N)      1,914
                                                          -------          -------         ------         -------
NET INCOME (LOSS)(1).................................     $ 4,179          $(2,877)        $ (501)        $   801
                                                          =======          =======         ======         =======
Earnings per share...................................     $  1.23                                         $   .10
                                                          =======                                         =======
Weighted average number of common shares.............       3,400                           4,625           8,025
                                                          =======                          ======         =======

---------------

(1) Excludes the effect of a $600,000 extraordinary gain for early extinguishment of debt on ERI's historical 1996 financial statements.

                            EAGLE GEOPHYSICAL, INC.

                        NOTES TO THE UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

     The accompanying pro forma consolidated financial statements have been prepared to reflect certain adjustments to the historical consolidated financial statements to give effect to the acquisition of the remaining interests in the Horizon Companies and the net proceeds of the Offering. The adjustments are based upon currently available information and certain estimates and assumptions. Actual adjustments made to effect the transactions may differ from the pro forma adjustments; however, management believes the accompanying pro forma financial statements reasonably present the effects of the transactions as contemplated.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AT MARCH 31, 1997

     A.) Adjustments to reflect the acquisition of ERI including i) the exchange of an 81% interest in ERI for 600,000 shares of Eagle Geophysical, Inc. common stock valued at the initial offering price and ii) Seitel's contribution of its 19% ownership interest in ERI to the Company at Seitel's carryover basis. The following table summarizes elements of the ERI acquisition, which was accounted for by the Company as a purchase transaction (in thousands):

Consideration:
Stock purchase price........................................  $ 10,200
Seitel's contributed 19% investment.........................       914
Liabilities assumed.........................................    40,356
Assets acquired.............................................   (30,421)
                                                              --------
  Goodwill..................................................  $ 21,049
                                                              --------

         Based on its initial assessment, management believes that there are no other identifiable intangible assets to which any material purchase price can be allocated.

     B.) Reflects the issuance of 4,000,000 shares of Eagle Geophysical Inc.
         common stock to the public at $17 per share pursuant to the Offering, net of underwriting discounts, commissions and offering costs (which total approximately $5,710,000), and the sale of 25,000 shares of Common Stock, at the initial public offering price, to Jay N. Silverman, President of the Company, for a note.

     C.) Adjustment to reflect the application of $35,422,000 of the net proceeds from the Offering to reduce debt, capital lease and due to affiliate obligations at March 31, 1997, including a prepayment penalty on early extinguishment of debt which is estimated to be approximately $200,000, and the related tax effect. Approximately $5 million will be deposited in escrow as additional security for a capital lease obligation that the Company does not intend to repay with the proceeds of the Offering.

     D.) Reflects the elimination of intercompany payables and receivables between Eagle and ERI totaling $572,000.

     E.) Reflects the elimination of due from affiliate of $5,809,000 between Eagle and affiliates in the form of a dividend.

                            EAGLE GEOPHYSICAL, INC.

                        NOTES TO THE UNAUDITED PRO FORMA
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE
QUARTER ENDED MARCH 31, 1997

     F.) Adjustments to eliminate $434,000 in lease income between Eagle and ERI.

     G.) Reflects the amortization of goodwill associated with the acquisition of ERI over a 15-year estimated useful life.

     H.) Represents additions supported by contractual agreements to selling, general and administrative (SG&A) expenses the Company estimates it will incur when operating as a public registrant. Such incremental expenses primarily include increases in personnel, contractual employment arrangements, and directors' and officers' compensation and insurance. (See Note O for additional discussion of increases in annual SG&A amounts)

     I.) Reflects a reduction in interest expense of $660,000 as a result of the application of $35,017,000 of the estimated net proceeds from the Offering to reduce debt and capital lease obligations and due to affiliate obligations at March 31, 1997.

     J.) Adjustments to the provision for income taxes related to the above adjustments applicable to Eagle, computed using Eagle's statutory tax rates and considering the applicable provisions of SFAS No. 109. No adjustment was made to the provision for income taxes related to ERI's adjustments as ERI was not required to record a tax provision during the pro forma period. The Company does not anticipate repatriating any of its earnings from foreign operations, so no accrual of additional U.S. deferred taxes has been made for the acquired, non-U.S. operations.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996

     K.) Adjustments to eliminate $828,000 in lease income between Eagle and ERI.

     L.) Reflects the amortization of goodwill associated with the acquisition of ERI over a 15-year estimated useful life.

     M.) Reflects a reduction in interest expense of $1,529,000 as a result of the application of $23,565,000 of the estimated net proceeds from the Offering to reduce debt and capital lease obligations.

     N.) Adjustments to the provision for income taxes related to the above adjustments applicable to Eagle, computed using Eagle's statutory tax rates and considering the applicable provisions of SFAS No. 109. No adjustment was made to the provision for income taxes related to ERI's adjustments as ERI was not required to record a tax provision during the pro forma period. The Company does not anticipate repatriating any of its earnings from foreign operations, so no accrual of additional U.S. deferred taxes has been made for the acquired, non-U.S. operations.

     O.) Represents additions supported by contractual agreements to SG&A expenses the Company estimates it will incur when operating as a public registrant. Such incremental expenses primarily include increases in personnel ($420,900), contractual employment arrangements ($277,000), directors' and officers' compensation and insurance ($340,000) and other identifiable expenses ($95,000). The Company also projects it will experience other increases in SG&A for professional services, benefit plans, license and filing fees and similar expenses not currently covered by contractual arrangements, which are estimated to total approximately $468,500 annually.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Eagle Geophysical, Inc.:

     We have audited the accompanying consolidated balance sheets of Eagle Geophysical, Inc. (a Delaware corporation and wholly owned subsidiary of Seitel, Inc.) and subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Geophysical, Inc. and subsidiary as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                              ARTHUR ANDERSEN LLP

Houston, Texas
May 21, 1997

                            EAGLE GEOPHYSICAL, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                DECEMBER 31,                  PRO FORMA
                                                              -----------------   MARCH 31,   MARCH 31,
                                                               1995      1996       1997       1997(1)
                                                              -------   -------   ---------   ---------
                                                                                       (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    58   $    --    $    --     $    --
  Receivables:
     Trade, billed..........................................    8,947    12,913      9,708       9,708
     Costs and estimated earnings in excess of billings on
       uncompleted contracts................................      841       441        530         530
     Other..................................................       73       233        190         190
  Due from affiliate........................................       --        --      5,809          --
  Prepaid expenses and other assets.........................       95       860        235         235
                                                              -------   -------    -------     -------
          Total current assets..............................   10,014    14,447     16,472      10,663
PROPERTY AND EQUIPMENT, AT COST:
  Geophysical equipment.....................................   12,531    20,200     28,515      28,515
  Furniture, fixtures and other.............................      108       108        121         121
                                                              -------   -------    -------     -------
                                                               12,639    20,308     28,636      28,636
  Less: Accumulated depreciation and amortization...........   (4,694)   (8,103)    (9,388)     (9,388)
                                                              -------   -------    -------     -------
          Net property and equipment........................    7,945    12,205     19,248      19,248
OTHER LONG-TERM ASSETS......................................        1        69         72          72
                                                              -------   -------    -------     -------
          TOTAL ASSETS......................................  $17,960   $26,721    $35,792     $29,983
                                                              =======   =======    =======     =======

                                 LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $   879   $ 2,556    $ 2,606     $ 2,606
  Current portion of capital lease obligations..............    1,239     1,033        942         942
  Accounts payable..........................................    2,515     4,623      4,506       4,506
  Accrued liabilities.......................................      891       652      1,822       1,822
  Billings in excess of costs and estimated earnings on
     uncompleted contracts..................................      596        78        565         565
  Due to affiliate..........................................       --        --      1,404       1,404
                                                              -------   -------    -------     -------
          Total current liabilities.........................    6,120     8,942     11,845      11,845
LONG-TERM DEBT..............................................    1,540     6,039     12,933      12,933
CAPITAL LEASE OBLIGATIONS...................................    2,274     1,274      1,319       1,319
OTHER LONG-TERM LIABILITIES.................................      100        --         --          --
DUE TO AFFILIATE............................................    3,662     1,965         --          --
DEFERRED INCOME TAXES.......................................      654       712        776         776
                                                              -------   -------    -------     -------
          TOTAL LIABILITIES.................................   14,350    18,932     26,873      26,873
                                                              -------   -------    -------     -------
CONTINGENCIES AND COMMITMENTS
STOCKHOLDER'S EQUITY:
  Common stock, par value $.01 per share; authorized
     25,000,000 shares; issued and outstanding 3,400,000
     shares at December 31, 1995 and 1996 and March 31,
     1997...................................................       34        34         34          34
  Additional paid-in capital................................    3,576     7,755      7,755       3,076
  Retained earnings.........................................       --        --      1,130          --
                                                              -------   -------    -------     -------
          TOTAL STOCKHOLDER'S EQUITY........................    3,610     7,789      8,919       3,110
                                                              -------   -------    -------     -------
          TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY........  $17,960   $26,721    $35,792     $29,983
                                                              =======   =======    =======     =======

---------------

(1) The March 31, 1997 pro forma balance sheet reflects the dividend to be distributed to the Company's sole shareholder. (See Note G)

  The accompanying notes are an integral part of these consolidated financial statements.

                            EAGLE GEOPHYSICAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                THREE MONTH
                                                                               PERIODS ENDED
                                               YEAR ENDED DECEMBER 31,           MARCH 31,
                                            -----------------------------    -----------------
                                             1994       1995       1996       1996      1997
                                            -------    -------    -------    ------    -------
                                                                                (UNAUDITED)
REVENUE(1)................................  $25,721    $29,275    $48,136    $5,974    $12,981
EXPENSES
  Operating expenses (exclusive of
     depreciation and amortization shown
     below)(1)............................   20,070     20,986     34,917     4,336      9,286
  Depreciation and amortization...........    1,817      2,471      3,409       657      1,302
  Selling, general and administrative
     expenses.............................    1,673      2,874      2,680       361        450
  Interest expense........................      387        450        699       136        276
  Interest income.........................       (3)       (42)      (168)       --       (118)
                                            -------    -------    -------    ------    -------
                                             23,944     26,739     41,537     5,490     11,196
                                            -------    -------    -------    ------    -------
Income before provision for income
  taxes...................................    1,777      2,536      6,599       484      1,785
Provision for income taxes................      651        933      2,420       178        655
                                            -------    -------    -------    ------    -------
NET INCOME................................  $ 1,126    $ 1,603    $ 4,179    $  306    $ 1,130
                                            =======    =======    =======    ======    =======
Earnings per share........................  $   .33    $   .47    $  1.23    $  .09    $   .33
                                            =======    =======    =======    ======    =======
Weighted average number of common
  shares..................................    3,400      3,400      3,400     3,400      3,400
                                            =======    =======    =======    ======    =======

---------------

(1) Includes revenue from affiliates of $14,281,000, $15,391,000, $27,217,000,
    $2,882,000 and $8,081,000 for the years ended December 31, 1994, 1995, 1996 and for the unaudited three month periods ended March 31, 1996 and 1997, respectively, and operating expenses related to such affiliate revenue of $11,348,000, $10,845,000, $20,078,000, $2,039,000 and $5,948,000 for the
    years ended December 31, 1994, 1995, 1996 and for the unaudited three month periods ended March 31, 1996 and 1997, respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                            EAGLE GEOPHYSICAL, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                             COMMON STOCK      ADDITIONAL                     TOTAL
                                           ----------------     PAID-IN      RETAINED     STOCKHOLDER'S
                                           SHARES    AMOUNT     CAPITAL      EARNINGS        EQUITY
                                           ------    ------    ----------    ---------    -------------
Balance, December 31, 1993...............  3,400      $34        $  847       $    --        $   881
  Net income.............................     --       --         1,126            --          1,126
                                           -----      ---        ------       -------        -------
Balance, December 31, 1994...............  3,400       34         1,973            --          2,007
  Net income.............................     --       --         1,603            --          1,603
                                           -----      ---        ------       -------        -------
Balance, December 31, 1995...............  3,400       34         3,576            --          3,610
  Net income.............................     --       --         4,179            --          4,179
                                           -----      ---        ------       -------        -------
Balance, December 31, 1996...............  3,400       34         7,755            --          7,789
UNAUDITED:
  Net income.............................     --       --            --         1,130          1,130
                                           -----      ---        ------       -------        -------
Balance, March 31, 1997..................  3,400      $34        $7,755       $ 1,130        $ 8,919
                                           =====      ===        ======       =======        =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            EAGLE GEOPHYSICAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  THREE MONTH PERIODS
                                                      YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                                    ---------------------------   -------------------
                                                     1994      1995      1996       1996       1997
                                                    -------   -------   -------   --------   --------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income......................................  $ 1,126   $ 1,603   $ 4,179    $   306    $ 1,130
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization................    1,817     2,471     3,409        657      1,302
     Gain on sale of property and equipment.......       --        --        --         --        (14)
     Deferred income tax provision................      248       152        58         16         64
     (Increase) decrease in receivables...........   (3,623)   (5,241)   (3,726)    (3,038)     3,159
     Increase in other assets.....................      (41)      (49)     (833)      (235)      (119)
     Increase (decrease) in accounts payable and
       other liabilities..........................    1,076     1,697     1,553       (718)       959
                                                    -------   -------   -------    -------    -------
          Total adjustments.......................     (523)     (970)      461     (3,318)     5,351
                                                    -------   -------   -------    -------    -------
          Net cash provided by (used in) operating
            activities............................      603       633     4,640     (3,012)     6,481
                                                    -------   -------   -------    -------    -------
Cash flows from investing activities:
  Purchase of property and equipment..............     (234)     (289)   (7,928)      (232)    (6,737)
  Cash received on disposal of property and
     equipment....................................       --        --        --         --         27
                                                    -------   -------   -------    -------    -------
          Net cash used in investing activities...     (234)     (289)   (7,928)      (232)    (6,710)
                                                    -------   -------   -------    -------    -------
Cash flows from financing activities:
  Borrowings under term loans.....................       --        --     7,694        433      7,564
  Principal payments on term loans................     (758)     (812)   (1,518)      (225)      (620)
  Principal payments on capital leases............     (513)   (1,299)   (1,247)      (308)      (346)
  Due to affiliate................................      906     1,796    (1,699)     3,333     (6,369)
                                                    -------   -------   -------    -------    -------
          Net cash provided by (used in) financing
            activities............................     (365)     (315)    3,230      3,233        229
                                                    -------   -------   -------    -------    -------
Net increase (decrease) in cash and cash
  equivalents.....................................        4        29       (58)       (11)        --
Cash and cash equivalents at beginning of
  period..........................................       25        29        58         58         --
                                                    -------   -------   -------    -------    -------
Cash and cash equivalents at end of period........  $    29   $    58   $    --    $    47    $    --
                                                    =======   =======   =======    =======    =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest.....................................  $   371   $   408   $   637    $    90    $   276
                                                    =======   =======   =======    =======    =======
     Income taxes.................................  $    --   $    --   $    --    $    --    $    --
                                                    =======   =======   =======    =======    =======
  Noncash investing activities:
     Capital lease obligations....................  $ 5,315   $    10   $    41    $    --    $   300
                                                    =======   =======   =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            EAGLE GEOPHYSICAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS: Eagle Geophysical, Inc. (the "Company") is an oilfield service company engaged in seismic data acquisition services, with a specialization in the acquisition of high-resolution, three-dimensional seismic data in logistically difficult wetland environments primarily in the U.S. Gulf Coast region. Since its inception, the Company has been a wholly-owned subsidiary of Seitel Inc. ("Seitel"), which has subsidiaries that have been significant purchasers of the Company's services -- See Note G.

     The Company's future operations are dependent on a variety of factors, including, but not limited to, the level of exploration-industry spending by third parties; the Company's ability to maintain its technologically competitive position in its capital-intensive business; the Company's reliance on key suppliers and customers; risks inherent in doing business internationally; weather; and the Company's ability to manage operating risks. See "Risk Factors" included elsewhere in this document.

     USE OF ESTIMATES: The preparation of these consolidated financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, contingencies, revenues and expenses. One such estimate relates to the percentage of revenue recognized based on the stage of completion of seismic acquisition projects. Actual results could differ from estimates.

     BASIS OF PRESENTATION: The accompanying consolidated financial statements include the accounts of Eagle Geophysical, Inc., indirectly a wholly-owned subsidiary of Seitel, and the accounts of its wholly-owned subsidiary, Eagle Geophysical Onshore, Inc., both of which were formed on December 18, 1996. Effective December 31, 1996, substantially all of the net assets of its predecessor, Seitel Geophysical, Inc., a wholly-owned subsidiary of Seitel, were contributed to Eagle Geophysical Onshore, Inc. The Company's reported assets, liabilities, revenues and expenses include the predecessor operations of Seitel Geophysical, Inc. for all periods presented. The financial reporting basis of the contributed net assets was carried forward to the Company's accounts, and the net equity of Seitel Geophysical, Inc. for periods prior to December 31, 1996, is reflected in the Company's additional paid-in capital account.

     PROPERTY AND EQUIPMENT: Property and equipment are carried at cost and include assets under capital leases. Maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized. Gains and losses from retirement or replacement of property and equipment are included in operations.

     Depreciation and amortization of property and equipment and assets under capital leases are provided over the estimated useful lives of the assets, which range from three to five years, or the term of the lease using the straight-line method.

     INCOME TAXES: The Company is included in the consolidated federal income tax return filed by Seitel. Under an informal agreement, Seitel and its subsidiaries have computed their individual income tax provisions as though each were filing a separate federal income tax return. The subsidiaries pay to Seitel the amount of their respective current federal income tax liability or, to the extent the consolidated group is able to utilize their separate company tax losses or credits, receive reimbursement from Seitel without regard to any alternative minimum tax liabilities incurred by Seitel.

     REVENUE AND COST RECOGNITION: Revenue from the acquisition of seismic data is recognized on the percentage-of-completion method based on the work effort completed compared with the total work effort estimated for the contract. Revenue received in advance of being earned is deferred until earned.

     Operating expenses include all direct material and labor costs and indirect costs related to the acquisition of seismic data such as supplies, tools and repairs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including

                            EAGLE GEOPHYSICAL, INC.

those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

     The asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenue recognized.

     EARNINGS PER SHARE: Earnings per share was based on the weighted average number of outstanding shares of common stock during the respective years. There were no common stock equivalent shares outstanding for any period -- See Note I.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," effective for interim and annual periods after December 15, 1997. This statement replaces primary earnings per share with a newly defined basic earnings per share and modifies the computation of diluted earnings per share. The application of this statement will not have any impact on earnings per share for the three years ended December 31, 1996, as there were no common stock equivalent shares outstanding.

     STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers all highly liquid investments or debt instruments with original maturity of three months or less to be cash equivalents.

     INTERIM FINANCIAL DATA (UNAUDITED): The unaudited financial statements as of March 31, 1997, and for the three month periods ended March 31, 1996 and 1997 and all related footnote information for these periods have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of financial position and results of operations and cash flows in accordance with generally accepted accounting principles.

     STOCK-BASED COMPENSATION: The Company anticipates that certain employees of Eagle will be granted options or warrants to purchase Eagle or Seitel stock in future periods. Some of these options or warrants may trigger compensation expense in the Company's financial statements.

     The Company plans to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," will not affect the Company's reported results of operations and will be included as separate pro forma disclosures only.

     FAIR VALUE OF FINANCIAL INSTRUMENTS: The estimated fair value amounts have been determined by the Company using available market data and valuation methodologies. The book values of cash and equivalents, receivables and accounts payable approximate their fair value as of December 31, 1995 and 1996, because of the short-term maturity of these instruments. Based upon the rates available to the Company, the fair value of the term loans approximates the carrying value of this debt as of December 31, 1995 and 1996.

     IMPAIRMENT OF LONG-LIVED ASSETS: In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be realizable. The Company adopted SFAS No. 121 effective January 1, 1996; the adoption of this statement did not have a material effect on the Company's consolidated financial statements.

                            EAGLE GEOPHYSICAL, INC.

NOTE B -- INCOME TAXES

     The provision for income taxes for each of the three years ended December 31, 1996, consists of the following (in thousands):

                                                              1994    1995     1996
                                                              ----    ----    ------
Current -- Federal..........................................  $359    $695    $2,105
        -- State............................................    44      86       257
                                                              ----    ----    ------
                                                               403     781     2,362
                                                              ----    ----    ------
Deferred -- Federal.........................................   221     137        51
         -- State...........................................    27      15         7
                                                              ----    ----    ------
                                                               248     152        58
                                                              ----    ----    ------
Tax provision -- Federal....................................   580     832     2,156
              -- State......................................    71     101       264
                                                              ----    ----    ------
                                                              $651    $933    $2,420
                                                              ====    ====    ======

     The differences between U.S. Federal income taxes computed at the statutory rate (34%) and the Company's income tax provisions are as follows (in thousands):

                                                              1994    1995     1996
                                                              ----    ----    ------
Statutory Federal income tax................................  $604    $862    $2,244
State income tax, less Federal benefit......................    47      67       174
Other, net..................................................    --       4         2
                                                              ----    ----    ------
Income tax expense..........................................  $651    $933    $2,420
                                                              ====    ====    ======

     The components of the net deferred income tax liability reflected in the Company's consolidated balance sheets at December 31, 1995 and 1996 were as follows (in thousands):

                                                              DEFERRED TAX ASSETS
                                                                 (LIABILITIES)
                                                                AT DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Deferred items related to state tax provision...............   $    24     $    26
Accrued expense and other assets............................       376         371
                                                               -------     -------
Total deferred tax assets...................................       400         397
Less: valuation allowance...................................        --          --
                                                               -------     -------
  Deferred tax assets, net of valuation allowance...........       400         397
                                                               -------     -------

Depreciation and amortization...............................    (1,054)     (1,109)
                                                               -------     -------
Total deferred tax liabilities..............................    (1,054)     (1,109)
                                                               -------     -------
Net deferred tax liability..................................   $  (654)    $  (712)
                                                               =======     =======

                            EAGLE GEOPHYSICAL, INC.

NOTE C -- COST AND BILLINGS ON UNCOMPLETED CONTRACTS

                                                                DECEMBER 31,
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Cost incurred and estimated earnings on uncompleted
  contracts.................................................  $4,898    $2,354
Billings on uncompleted contracts...........................   4,653     1,991
                                                              ------    ------
                                                              $  245    $  363
                                                              ======    ======
Included in accompanying balance sheets under the following
  captions:
Costs and estimated earnings in excess of billings on
  uncompleted contracts.....................................  $  841    $  441
Billings in excess of costs and estimated earnings on
  uncompleted contracts.....................................    (596)      (78)
                                                              ------    ------
                                                              $  245    $  363
                                                              ======    ======

NOTE D -- LONG-TERM DEBT

     The following is a summary of the Company's long-term debt at December 31, 1995 and 1996 (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1995      1996
                                                              ------    -------
Term loans..................................................  $2,419    $ 8,595
Less: Current maturities....................................    (879)    (2,556)
                                                              ------    -------
Long-term debt..............................................  $1,540    $ 6,039
                                                              ======    =======

     TERM LOANS: On July 15, 1993, the Company obtained a $4,300,000, five-year term loan bearing interest at the rate of 7.61% for the purchase of a telemetry seismic data acquisition system and auxiliary equipment. The debt is secured by such equipment. Monthly principal and interest payments total approximately $86,000. This term loan is guaranteed by Seitel.

     On March 14, 1996, the Company obtained a $433,000, three-year term loan bearing interest at the rate of 7.52% for the purchase of geophysical equipment. The debt is secured by such equipment. Monthly principal and interest payments total approximately $13,000. This term loan is guaranteed by Seitel.

     On July 9, 1996, the Company obtained two term loans aggregating $7,264,000 for the purchase of land and marine seismic equipment which secures the debt. The first loan is a $5,902,000, five year term loan bearing interest at the rate of 8%. The second loan is a $1,362,000, three year term loan bearing interest at the rate of 8.06%. Monthly principal and interest payments on both term loans total approximately $163,000. These term loans are guaranteed by Seitel.

     Certain of the borrowings described above contain requirements as to the maintenance of minimum net worth and limitations on liens, total debt, debt issuance and disposition of assets by Seitel.

     Aggregate maturities of the Company's debt over the next five years are as follows: $2,556,000 in 1997; $2,326,000 in 1998; $1,584,000 in 1999; $1,313,000
in 2000; and $816,000 in 2001.

                            EAGLE GEOPHYSICAL, INC.

NOTE E -- LEASE OBLIGATIONS

     Property and equipment in the accompanying consolidated balance sheets includes the following assets held under capital leases (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Geophysical equipment.......................................  $ 5,298    $ 5,339
Accumulated amortization....................................   (1,555)    (2,649)
                                                              -------    -------
Assets under capital lease, net.............................  $ 3,743    $ 2,690
                                                              =======    =======

     The Company is allocated a portion of the office lease expense incurred by Seitel under its operating lease for the corporate office based on the actual cost of such office space pro-rated to the amount utilized by the Company. Additionally, the Company also directly leases office space under operating leases. Rental expense for 1994, 1995 and 1996 was approximately $60,000, $98,000 and $142,000, respectively.

     Future minimum lease payments for the five years subsequent to December 31, 1996 and in the aggregate are as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
1997........................................................  $1,106        $45
1998........................................................     881         15
1999........................................................     447         --
2000........................................................      11         --
2001........................................................       2         --
                                                              ------        ---
Total minimum lease payments................................   2,447        $60
                                                                            ===
Less amount representing interest...........................    (140)
                                                              ------
Present value of net minimum lease payments.................  $2,307
                                                              ======

     The capital leases have annual interest rates ranging from 5% to 7.52%.

NOTE F -- CONTINGENCIES AND COMMITMENTS

     On September 30, 1996, the Company entered into an agreement for the purchase of a telemetry seismic data acquisition system at a cost of approximately $3,500,000. Payment was made upon delivery of the system in January 1997.

     The Company is involved in or threatened with various legal proceedings from time to time arising in the ordinary course of business. Management of the Company does not believe that any liabilities resulting from such proceedings will have a material adverse effect on its consolidated operations or financial position.

NOTE G -- RELATED PARTY TRANSACTIONS

     The Company enters into various types of transactions with Seitel and its subsidiaries. The Company performs seismic data acquisition services for Seitel's seismic data library subsidiary and its exploration and production subsidiary. During the years ended December 31, 1994, 1995, 1996 and for the unaudited three month periods ended March 31, 1996 and 1997, the Company recognized revenue of $14,281,000, $15,391,000, $27,217,000, $2,882,000 and
$8,081,000, respectively, for seismic data acquisition services performed for Seitel's subsidiaries. Such revenues from affiliates are based on prices charged to unaffiliated

                            EAGLE GEOPHYSICAL, INC.

third parties for similar work. Gross margin recognized on work for affiliates is limited in each reporting period to the total margin percentage earned on work for unaffiliated parties.

     The Company reimburses Seitel for direct and indirect costs of certain Seitel employees who provide services to the Company and for other costs, primarily general and administrative expenses, related to the Company's operations. Seitel allocates indirect costs to the Company using a formula based upon the ratio of the Company's levels of revenue, number of personnel or other factors, as applicable, to the total consolidated Seitel levels for such factors. Management of the Company believes that the use of such formula results in a reasonable allocation of indirect costs. During the years ended December 31, 1994, 1995, 1996 and for the unaudited three month periods ended March 31, 1996 and 1997, the Company recorded general and administrative costs allocated from Seitel of $613,000, $749,000, $1,217,000, $228,000 and $271,000,
respectively. Seitel funds the Company's direct operating costs through intercompany advances and is reimbursed for such advances as the Company has available cash. Amounts payable to or receivable from Seitel and its subsidiaries bear or earn interest at the same rates which Seitel is charged or receives. During the years ended December 31, 1994, 1995, 1996 and for the unaudited three month period ended March 31, 1996, the Company recorded net interest expense of $5,000, $21,000, $59,000 and $45,000, respectively, and net interest income of $97,000 for the unaudited three month period ended March 31, 1997, related to the amounts payable to or receivable from Seitel and its subsidiaries.

     Prior to the consummation of the Offering (as defined in Note I), the Company intends to declare a dividend to its sole shareholder, a wholly-owned, indirect subsidiary of Seitel, of the Company's receivable from Seitel for work performed by the Company for Seitel and its subsidiaries, which receivable has been classified as a due from affiliate on the unaudited consolidated balance sheet as of March 31, 1997.

     The Company leases certain marine seismic equipment to Horizon Exploration Limited, a marine seismic company wholly-owned by Energy Research International, under a five-year operating rental agreement expiring June 30, 2001. During the year ended December 31, 1996 and for the unaudited three month period ended March 31, 1997, the Company recognized revenue of $828,000 and $434,000, respectively, related to this lease. At December 31, 1996 and March 31, 1997, the Company had a receivable of $138,000 and $572,000, respectively, related to this lease.

     The Company and Seitel intend to enter into a number of agreements for the purpose of defining their continuing relationship. It is currently anticipated that after the offering Seitel will account for its investment using the equity method of accounting. Conflicts of interest may arise in the future between Seitel and the Company in connection with these agreements and other areas of their ongoing relationship. The following is a summary of certain prospective arrangements between the Company and Seitel.

     MASTER SEPARATION AGREEMENT. The Master Separation Agreement will provide for the Company and Seitel to enter into a Sublease, a Registration Rights Agreement, a Tax Indemnity Agreement and an Administrative Services Agreement. In addition, the Master Separation Agreement will require the Company to repay indebtedness owed by the Company and its subsidiaries to Seitel and indebtedness owed by the Company and its subsidiaries to third parties guaranteed by Seitel contemporaneously with the consummation of the offering. Under the Master Separation Agreement, Seitel and its subsidiaries and the Company and its subsidiaries will indemnify each other with respect to liabilities arising in connection with the operations of their respective businesses prior to and after the date of consummation of the Offering including liabilities under the Securities Act with respect to the Offering. The Master Separation Agreement will also provide for continued access by the Company to historical financial and operational information relating to the Company and its subsidiaries maintained by Seitel.

     SUBLEASE. The Sublease between the Company and Seitel will provide for the Company to lease its principal corporate offices, comprising approximately 7,600 square feet, from Seitel for a term of three years at

                            EAGLE GEOPHYSICAL, INC.

an annual rent of approximately $85,000. The Sublease will also provide for the Company to utilize certain shared office equipment, such as phone systems and central computer systems, for an additional charge.

     REGISTRATION RIGHTS AGREEMENT. Pursuant to the Registration Rights Agreement, the Company will agree to register the offer and sale by Seitel on a delayed and continuous basis from time to time of the shares of Common Stock owned by Seitel after the Offering at the expense of the Company.

     TAX INDEMNITY AGREEMENT. Prior to the offering, the Company has been a member of the Seitel affiliated group and has filed its tax returns on a consolidated basis with such group. After the offering, the Company will no longer be a member of the Seitel affiliated group. The Company and Seitel will enter into a Tax Indemnity Agreement to define their respective rights and obligations relating to federal, state and other taxes for periods before and after the offering. Pursuant to the Tax Indemnity Agreement, the Company will be required to pay Seitel (to the extent not already paid) its share of federal income taxes prior to the date of consummation of the Offering, and shall be responsible for federal income taxes from its operations on and after the date of consummation of the Offering. Any subsequent refunds, additional taxes or penalties or other adjustments relating to the Company's federal income taxes for periods prior to the date of consummation of the Offering shall be for the benefit of or be borne by Seitel. Similar provisions apply under the Tax Indemnity Agreement to other taxes, such as state and local income taxes.

     ADMINISTRATIVE SERVICES AGREEMENT. Seitel and the Company intend to enter into an Administrative Services Agreement pursuant to which Seitel will provide the Company with administrative services, primarily accounting services, at up to the same levels as provided prior to the Offering. Seitel will provide these services for a 90-day transition period to allow the Company adequate time to build an internal administrative staff. The Company will pay Seitel for these services at Seitel's actual cost of providing these services.

     EMPLOYMENT AGREEMENTS. The Company intends to enter into employment agreements with certain of its executive officers in connection with its planned initial Offering.

     EMPLOYEE BENEFITS ALLOCATION AGREEMENT. The Company intends to enter into an employee benefits allocation agreement with Seitel to govern certain matters relating to employees of Seitel who will become employees of the Company.

NOTE H -- MAJOR CUSTOMERS

     During each of the years ended December 31, 1994, 1995 and 1996, three customers accounted for 10% or more of the Company's consolidated revenue as follows:

                                                              1994    1995    1996
                                                              ----    ----    ----
Affiliated companies, wholly-owned subsidiaries of Seitel:
  Seitel Data, Ltd. ........................................  16%     14%     28%
  DDD Energy, Inc. .........................................  40%     39%     29%
Unaffiliated companies, one each year.......................  28%     22%     20%

     The Company extends credit to various companies in the oil and gas industry for the acquisition of seismic data, which results in a concentration of credit risk. This concentration of credit risk may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. However, management believes that the risk is mitigated by the number, size, reputation and diversified nature of the companies to which they extend credit. Historical credit losses incurred on receivables by the Company have been immaterial.

                            EAGLE GEOPHYSICAL, INC.

NOTE I -- SUBSEQUENT EVENTS

     COMMON STOCK: In May 1997, the Company amended its Certificate of Incorporation to authorize the issuance of 25,000,000 shares of common stock and changed the par value to $.01 per share. At the same time, the Company approved a 3,400-for-one stock split. All share and per share information included in the accompanying consolidated financial statements has been adjusted to give retroactive effect to the split.

     Prior to the Offering, the Company intends to sell 25,000 shares of Common Stock at the initial public offering price to the president of the Company for a note.

     PREFERRED STOCK: In May 1997, the Company amended its Certificate of Incorporation to authorize the issuance of 5,000,000 shares of preferred stock, the terms and conditions to be determined by the Board of Directors in creating any particular series.

     STOCK OPTION PLAN: The Company intends to adopt a stock option plan prior to the Offering, and 1,100,000 shares of common stock have been reserved for issuance pursuant to such plan. Under the stock option plan, the Company may grant both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options. Options will be granted at or above the market price of the Company's stock on the date of grant. The Company intends to grant to directors, officers and employees of the Company, effective as of the date of consummation of the Offering, options to purchase a total of 680,500 shares of Common Stock at an exercise price equal to the initial public offering price.

     INDEPENDENT DIRECTORS STOCK OPTION PLAN: The Company intends to adopt an independent directors stock option plan prior to the Offering, and 100,000 shares have been reserved for issuance pursuant to such plan. Under this plan, options will automatically be granted to independent directors upon their election and reelection as directors of the Company. Such options will be granted at the fair market value of the Company's stock on the date of grant. The Company intends to grant to the Chairman of the Board, effective as of the date of the consummation of the Offering, options to purchase up to 25,000 shares of Common Stock at an exercise price equal to the initial public offering price.

     SEITEL CONTRIBUTION: In May 1997, Seitel contributed to the Company all of the shares that it owns of Energy Research International, representing a 19% ownership interest. Energy Research International is a holding company that wholly owns two marine seismic companies. This contribution will be recorded at Seitel's basis in such investment and will result in a $914,000 increase in the Company's additional paid-in capital.

     SECURITIES OFFERING, ERI ACQUISITION: The Company plans to file a registration statement with the Securities and Exchange Commission for an underwritten initial public offering of shares of common stock (the "Offering"). Contemporaneously with the offering, the Company will acquire the remaining 81% of Energy Research International in exchange for 600,000 shares of common stock. The acquisition will be accounted for by the Company as a purchase transaction in which the Company shall record at its cost the acquired assets less liabilities assumed, with the difference between the cost and the sum of the fair values of tangible assets less liabilities assumed being recorded as goodwill.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Energy Research International:

     We have audited the consolidated balance sheets of Energy Research International and consolidated subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements appearing on pages F-22 through F-32 present fairly, in all material respects, the financial position of Energy Research International and consolidated subsidiaries as of December 31, 1996 and 1995, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles in the United States of America.

                                             KPMG

Exeter, England
May 27, 1997

ENERGY RESEARCH INTERNATIONAL

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              ------------------    MARCH 31,
                                                               1995       1996        1997
                                                              -------    -------    ---------
                                                                                    (UNAUDITED)
ASSETS
Current Assets:
  Cash......................................................  $   373    $   813     $ 1,304
  Receivables
     Trade..................................................    3,741      3,702       4,064
     Other..................................................      297        323         253
     Due from related party.................................      650         18          --
  Prepaid expenses and other assets.........................      725      2,795       2,579
  Inventories...............................................    1,331      1,585       1,410
                                                              -------    -------     -------
  Total current assets......................................    7,117      9,236       9,610
Property and equipment, at cost:
  Geophysical equipment.....................................   26,382     29,418      32,248
  Furniture, fixtures and other.............................      169        246         240
                                                              -------    -------     -------
                                                               26,551     29,664      32,488
Less: accumulated depreciation..............................   (5,628)   (10,843)    (11,677)
                                                              -------    -------     -------
  Net property and equipment................................   20,923     18,821      20,811
                                                              -------    -------     -------
TOTAL ASSETS................................................  $28,040    $28,057     $30,421
                                                              =======    =======     =======

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Current portion of long-term debt.........................      800        600         400
  Current portion of capital leases.........................    2,098      2,612       4,048
  Bank borrowings...........................................    6,496      6,630       7,232
  Accounts payable..........................................    5,075      7,400       5,700
  Accrued liabilities.......................................    3,007      5,158       3,763
  Accrued capital lease interest............................    1,041        821         858
  Due to related party......................................       --        158       2,120
                                                              -------    -------     -------
  Total current liabilities.................................   18,517     23,379      24,121
Long-term debt..............................................    2,600         --          --
Due to related party........................................       --      4,679       4,679
Obligations under capital leases............................   12,549     11,230      11,556
                                                              -------    -------     -------
TOTAL LIABILITIES...........................................   33,666     39,288      40,356
                                                              =======    =======     =======
CONTINGENCIES AND COMMITMENTS
STOCKHOLDERS' DEFICIT
  Common stock, $0.001 par value; Authorized shares
     900,000,000; Issued and outstanding 1996 and March 31,
     1997 61,728 shares; 1995 100,000 shares................       --         --          --
  Retained (deficit)........................................   (5,678)   (10,634)     (9,690)
  Translation adjustment....................................       52       (597)       (245)
                                                              -------    -------     -------
TOTAL STOCKHOLDERS' DEFICIT.................................   (5,626)   (11,231)     (9,935)
                                                              -------    -------     -------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT.................  $28,040    $28,057     $30,421
                                                              =======    =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

ENERGY RESEARCH INTERNATIONAL

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                THREE MONTH
                                                                               PERIODS ENDED
                                                YEAR ENDED DECEMBER 31           MARCH 31,
                                            ------------------------------   -----------------
                                              1994       1995       1996      1996      1997
                                            --------   --------   --------   -------   -------
                                                                             (UNAUDITED)
REVENUE...................................  $ 19,457   $ 29,423   $ 43,607   $ 6,916   $10,632
EXPENSES
  Cost of sales (exclusive of depreciation
     shown below).........................   (16,360)   (27,075)   (37,601)   (7,130)   (7,258)
  Depreciation............................    (1,683)    (3,856)    (4,615)   (1,036)   (1,377)
  Selling, general and administrative
     expenses.............................    (1,703)    (2,196)    (2,619)     (467)     (517)
  Interest expense........................      (608)    (1,462)    (1,657)     (406)     (536)
  Interest income.........................        80          6          8        --        --
                                            --------   --------   --------   -------   -------
                                             (20,274)   (34,583)   (46,484)   (9,039)   (9,688)
                                            --------   --------   --------   -------   -------
Income (loss) before provision for income
  taxes and extraordinary item............      (817)    (5,160)    (2,877)   (2,123)      944
Provision for income taxes................       (11)        --         --        --        --
                                            --------   --------   --------   -------   -------
Income (loss) before extraordinary item...      (828)    (5,160)    (2,877)   (2,123)      944
Extraordinary credit on early
  extinguishment of debt..................        --         --        600        --        --
                                            --------   --------   --------   -------   -------
NET INCOME (LOSS).........................      (828)    (5,160)    (2,277)   (2,123)      944
                                            --------   --------   --------   -------   -------
Income (loss) per share
  Income (loss) before extraordinary
     item.................................  $  (8.28)  $ (51.60)  $ (30.22)  $(21.23)  $ 15.29
  Extraordinary item......................        --         --       6.30        --        --
                                            --------   --------   --------   -------   -------
Net income (loss).........................  $  (8.28)  $ (51.60)  $ (23.92)  $(21.23)  $ 15.29
                                            ========   ========   ========   =======   =======

Weighted average number of common
  shares..................................  *100,000   *100,000     95,216   100,000    61,728
                                            ========   ========   ========   =======   =======

---------------

* Restated to reflect the stock split effective July 1996 (See NOTE I -- COMMON STOCK).

  The accompanying notes are an integral part of these consolidated financial statements.

ENERGY RESEARCH INTERNATIONAL

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                             TOTAL
                                          COMMON      STOCK    RETAINED    TRANSLATION   STOCKHOLDERS'
                                          SHARES     AMOUNT    (DEFICIT)   ADJUSTMENTS     (DEFICIT)
                                          -------    -------   ---------   -----------   -------------
Balance, December 31, 1993..............  100,000    $    --    $    310      $  (3)       $    307
  Net loss..............................       --         --        (828)        --            (828)
  Translation adjustment................       --         --          --         30              30
                                          -------    -------    --------      -----        --------
Balance, December 31, 1994..............  100,000         --        (518)        27            (491)
  Net loss..............................       --         --      (5,160)        --          (5,160)
  Translation adjustment................       --         --          --         25              25
                                          -------    -------    --------      -----        --------
Balance, December 31, 1995..............  100,000         --      (5,678)        52          (5,626)
  Net loss..............................       --         --      (2,277)        --          (2,277)
  Translation adjustment................       --         --          --       (649)           (649)
  Repurchase of and retirement
     of own stock.......................  (38,272)        --      (2,679)        --          (2,679)
                                          -------    -------    --------      -----        --------
Balance, December 31, 1996..............   61,728         --     (10,634)      (597)        (11,231)
Unaudited:
  Net income............................       --         --         944         --             944
  Translation adjustment................       --         --          --        352             352
                                          -------    -------    --------      -----        --------
Balance, March 31, 1997.................   61,728    $    --    $ (9,690)     $(245)       $ (9,935)
                                          =======    =======    ========      =====        ========

  The accompanying notes are an integral part of these consolidated financial statements.

ENERGY RESEARCH INTERNATIONAL

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                              THREE MONTH PERIODS
                                                  YEAR ENDED DECEMBER 31        ENDED MARCH 31,
                                                ---------------------------   -------------------
                                                 1994      1995      1996       1996       1997
                                                -------   -------   -------   --------   --------
                                                                                  (UNAUDITED)
Cash flows from operating activities:
Net income (loss).............................  $  (828)  $(5,160)  $(2,277)   $(2,123)   $   944
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
  Depreciation................................    1,683     3,856     4,615      1,036      1,377
  Extraordinary credit on early extinguishment
     of debt..................................       --        --      (600)        --         --
  (Increase)/decrease in receivables..........     (673)      141       645      1,779       (274)
  (Increase)/decrease in other assets.........      662      (224)   (2,324)      (272)       391
  (Decrease)/increase in accounts payable and
     other liabilities........................      146     1,386     4,256        351     (3,058)
                                                -------   -------   -------    -------    -------
          Total adjustments...................    1,818     5,159     6,592      2,894     (1,564)
                                                -------   -------   -------    -------    -------
          Net cash provided by (used in)
            operating activities..............      990        (1)    4,315        771       (620)
                                                -------   -------   -------    -------    -------
Cash flows from investing activities:
  Purchase of property and equipment..........   (7,556)   (2,758)   (3,113)       (21)      (548)
                                                -------   -------   -------    -------    -------
          Net cash used in investing
            activities........................   (7,556)   (2,758)   (3,113)       (21)      (548)
                                                -------   -------   -------    -------    -------
Cash flows from financing activities:
  Borrowings under bank facility..............    4,629     1,867       134       (107)       602
  Borrowings under term loans.................    2,000     2,000     2,000         --         --
  Principal payments on term loans............       --      (600)   (2,800)      (200)      (200)
  Principal payments on capital leases........       --      (437)     (805)      (674)    (1,252)
  Increase in amounts due to related party....       --        --       158         --      1,962
                                                -------   -------   -------    -------    -------
          Net cash provided by/(used in)
            financing activities..............    6,629     2,830    (1,313)      (981)     1,112
                                                -------   -------   -------    -------    -------
Increase (decrease) in cash...................       63        71      (111)      (231)       (56)
Cash at beginning of period...................      157       266       373        373        813
                                                -------   -------   -------    -------    -------
                                                    220       337       262        142        757
Translation differences.......................       46        36       551        164        547
                                                -------   -------   -------    -------    -------
Cash at end of period.........................  $   266   $   373   $   813    $   306    $ 1,304
                                                =======   =======   =======    =======    =======
Supplemental disclosures of cash flow
  information:
  Cash paid during the year for:
     Interest.................................  $   202   $   589   $ 1,877    $   425    $   564
     Income taxes.............................  $    11   $    --   $    --    $    --    $    --
  Non-cash investing activities:
     Capital lease obligations................  $15,083   $    --   $    --    $    --    $ 3,660
  Non-cash financing activities:
     Note payable issued for repurchase of own
       stock (NOTE I -- COMMON STOCK).........  $    --   $    --   $ 2,679    $    --    $    --

  The accompanying notes are an integral part of these consolidated financial statements.

                         ENERGY RESEARCH INTERNATIONAL

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS: Energy Research International (the "Company"), a limited liability company incorporated in the Cayman Islands, is the holding Company of an international group of companies involved in the acquisition of offshore seismic data. The Company was incorporated in May 1993 to acquire through a subsidiary substantially all of the offshore seismic business operations of Simon Petroleum Technology. The Company's future operations are dependent on a variety of factors, including dependence upon energy industry spending, its ability to maintain its technologically competitive position and its ability to minimise its operating risks, among others.

     ACCOUNTING: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and translated into U.S. dollars.

     USE OF ESTIMATES: The preparation of these consolidated financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. Actual results could differ from estimates.

     BASIS OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Energy Research International and the accounts of its subsidiaries, all of which are wholly-owned. All material intercompany accounts have been eliminated in consolidation.

     PROPERTY AND EQUIPMENT: Property and equipment are carried at cost and include assets under capital leases which are carried at the lower of cost or present value of future minimum lease payments at the inception of the lease. Maintenance and repairs are charged to expense as incurred and expenditures for major improvements are capitalized. Gains and losses from retirement or replacement of property and equipment are included in operations.

     Depreciation and amortization of property and equipment and assets under capital leases are provided over the estimated useful lives of the assets, which range from five to seven years, or the term of the lease using the straight-line method.

     TRANSLATION OF FOREIGN CURRENCIES: The Company maintains its books and records in United Kingdom pounds sterling, the functional unit of currency. Transactions in other currencies are recorded using the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated using the rate of exchange at the balance sheet date and the gains or losses on translation are included in the income statement.

     For consolidation purposes, the assets and liabilities of non United Kingdom subsidiary undertakings are translated at the closing exchange rates. Income statements of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on these translations are included in the cumulative translation account in stockholders' equity/(deficit).

     INCOME TAXES: The Company files income tax returns in the United Kingdom and the United States; it is exempt from tax in the Cayman Islands.

     REVENUE AND COST RECOGNITION: Revenue from the acquisition of seismic data is recognized on either a distance or time method based upon the contractual terms. Under the distance method, revenue is based upon the number of seismic lines or kilometers of data collected; under the time method revenue is based on agreed rates per unit of time.

     Cost of sales includes all direct materials and labor costs and indirect costs related to the acquisition of seismic data such as supplies, tools and repairs. Selling, general and administrative costs are charged to expense as incurred.

     INVENTORIES: Inventories which consist primarily of spare parts for equipment are stated at the lower of cost or market value on a first-in, first-out basis.

                         ENERGY RESEARCH INTERNATIONAL

     NON-EXCLUSIVE SEISMIC SURVEYS: All costs incurred in acquiring and processing non-exclusive seismic data are charged to the income statement as they arise. Costs for the years ended December 31, 1994, 1995 and 1996 were $Nil, $5,397,000 and $Nil, respectively.

     PENSION COSTS: The Company provides for the cost of retirement benefits for employees of its United Kingdom subsidiaries. The cost of providing these benefits is charged to the income statement over the employees' estimated years of service.

     LOSSES PER SHARE: Losses per share were based on the weighted average number of outstanding shares of common stock during the respective years. There were no common stock equivalent shares outstanding for any period. In July 1996, the Board of Directors declared a one thousand-for-one common stock split. The calculation of losses per share for 1994 and 1995 is based upon the weighted average number of shares outstanding which have been restated to reflect the one thousand-for-one common stock split in 1996 and is on a basis consistent with the weighted average number of outstanding shares during 1996.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earning per Share," effective for interim and annual periods after December 31, 1997. This statement replaces primary earnings per share with a newly defined basic earnings per share and modifies the computation of diluted earnings per share. The application of this statement will not have any impact on losses per share for the three years ended December 31, 1996 as there were no common stock equivalent shares outstanding.

     STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers all highly liquid investments or debt instruments with original maturity of three months or less to be cash equivalents.

     INTERIM FINANCIAL DATA (UNAUDITED): The unaudited consolidated financial statements as of March 31, 1997, and for the three month periods ended March 31, 1996 and 1997 and all related footnote information for these periods have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of financial position and results of operations and cash flows in accordance with generally accepted accounting principles.

     FAIR VALUE OF FINANCIAL INSTRUMENTS: SFAS No. 107 "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. The estimated fair value amounts have been determined by the Company using available market data and valuation methodologies. The book values of cash and equivalents, receivables and accounts payable approximate their fair value as of December 31, 1995 and 1996 because of the short term maturity of these instruments. Based upon the rates available to the Company, the fair value of the term loans approximates the carrying value of this debt at December 31, 1995 and 1996.

     IMPAIRMENT OF LONG-LIVED ASSETS: In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be realizable. The Company adopted SFAS No. 121, effective January 1, 1996; the adoption of this statement did not have a material effect on the Company's consolidated financial statements.

NOTE B -- INCOME TAXES

     The provision for income taxes for each of the three years ended December 31, 1996 comprised of the following (in thousands):

                                                              1994   1995   1996
                                                              ----   ----   ----
Current -- overseas withholding tax.........................  $11    $--    $--
                                                              ===    ===    ===

                         ENERGY RESEARCH INTERNATIONAL

     No income taxes are payable for the three year period ended December 31, 1996 in the United Kingdom and the United States as the Company incurred operating losses during this period.

     The components of deferred tax asset/(liability) at December 31, 1995 and 1996 were as follows (in thousands):

                                                              1995     1996
                                                              ----    ------
Deferred tax assets:
Net operating loss carry forward (no expiry date)...........  $506    $1,378
Other.......................................................    14       172
                                                              ----    ------
Total deferred tax assets...................................   520     1,550
Less: valuation allowance...................................   100     1,158
                                                              ----    ------
Deferred tax assets, net of valuation allowance.............   420       392
                                                              ----    ------
Deferred tax liabilities:
Depreciation................................................  (420)    (392)
                                                              ----    ------
Total deferred tax liabilities..............................  (420)    (392)
                                                              ----    ------
Net deferred tax asset/(liability)..........................  $ --    $   --
                                                              ====    ======

     The valuation allowances recorded at December 31, 1995 and 1996 have been provided against the Company's deferred tax assets based on management's estimate of the recoverability of future tax benefits, which considered the Company's recent operating results as well as other factors. In accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," only the portion of such tax assets that was, more likely than not, expected to be realized was recorded at each balance sheet date.

NOTE C -- DEBT

     The following is a summary of the Company's debt at December 31, 1995 and 1996 (in thousands):

                                                               DECEMBER 31ST
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
Bank Borrowings.............................................  $6,496    $6,630
Term Debt -- Current Portion................................     800       600
Term Debt -- Long Term Portion..............................   2,600        --
                                                              ------    ------
          Total Debt........................................  $9,896    $7,230
                                                              ======    ======

     BANK BORROWING: On August 23, 1994, the Company entered into a revolving banking facility ("the Facility") of L4,560,000 (December 31, 1995 $7,080,000, December 31, 1996 $7,804,000) of which at December 31, 1995 and December 31, 1996 $6,496,000 and $6,630,000 was outstanding respectively. The Facility is interest bearing at the rate of 8.25% per annum, variable at three months LIBOR plus 2%. The Facility is secured by property and equipment and working capital and is repayable on demand.

     TERM LOAN: On February 27, 1995, the Company obtained a $2,000,000 term loan over thirty months bearing interest at the rate of 8.25% per annum variable at three month LIBOR plus 2% per annum. The loan was obtained to purchase marine seismic data acquisition equipment, and is repayable on a quarterly basis at the amount of $200,000 plus accrued interest. At December 31, 1995, $800,000 was current and $600,000 was long term. At December 31, 1996, $600,000 was current with no long term balance. The loan is secured in the same manner as the Facility described above.

     On August 31, 1995, the Company obtained a $2,000,000 term loan bearing interest at prime rate plus 1% per annum. On June 28, 1996, the loan was extinguished for $1.4 million (see Note H -- EARLY EXTINGUISHMENT OF DEBT). On June 28, 1996 the Company obtained a loan from Seitel, Inc. which is disclosed in NOTE E -- RELATED PARTY TRANSACTIONS.

                         ENERGY RESEARCH INTERNATIONAL

NOTE D -- COMMITMENTS AND CONTINGENCIES

     Capital lease: Property and equipment in the accompanying consolidated balance sheets includes the following assets held under capital leases (in thousands):

                                                                DECEMBER 31ST
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Geophysical Vessel and Equipment............................  $14,969    $16,498
Accumulated Depreciation....................................   (2,809)    (5,159)
                                                              -------    -------
Assets under Capital Lease, Net.............................  $12,160    $11,339
                                                              =======    =======

     The interest rate of the above vessel lease is 4.946%.

     The Company also holds various operating leases, of which the principal ones are in respect of vessel time charters, office/warehousing space and certain geophysical equipment leased from Eagle Geophysical, Inc. (see NOTE
E -- RELATED PARTY TRANSACTIONS). Operating lease expenses for 1994, 1995 and 1996 were approximately $2,907,000, $859,000 and $2,082,000 respectively.

     Future minimum lease payments for the five years subsequent to December 31, 1996 and in the aggregate are as follows (in thousands):

                                                          CAPITAL LEASES    OPERATING LEASES
                                                          --------------    ----------------
1997....................................................     $ 3,239            $ 2,338
1998....................................................       3,419              2,522
1999....................................................       3,625              2,271
2000....................................................       3,839              2,104
2001....................................................       1,315              1,276
                                                             -------            -------
          Total Minimum Lease Payments..................      15,437            $10,511
                                                                                =======
Less Amount Representing Interest.......................      (1,595)
                                                             -------
Present Value of Net Minimum Lease Payments.............     $13,842
                                                             =======

     Legal proceedings: The Company is involved in or threatened with various legal proceedings from time to time arising in the ordinary course of business. Management of the Company does not believe that any liabilities resulting from any such current proceedings will have a material adverse effect on its consolidated operations or financial position.

NOTE E -- RELATED PARTY TRANSACTIONS

     In July 1996, Seitel, Inc. acquired 50% of the issued and outstanding shares of the Company from the directors of the Company who owned 97% of the outstanding shares; in addition Seitel, Inc. advanced the Company by way of loan $2 million to repay existing debt, due and payable on July 3, 1998, bearing interest at prime plus 1%. In November 1996, the Company repurchased from Seitel, Inc. 38,272 shares for $2,679,000, thereby reducing Seitel, Inc.'s share ownership to 19%. The repurchase price was paid by delivery of a promissory note to Seitel, Inc. bearing interest equal to 5.35% until December 31, 1997 increasing to 8.0% from January 1, 1998 through December 31, 1998 and then at the prime rate of interest plus 1% from January 1, 1999 through December 31, 2001, the date of repayment. The total amount due to Seitel, Inc. at December 31, 1996 is $4,679,000 and is included in the Company's consolidated balance sheet as due to related party.

     In May 1997, Seitel, Inc. contributed its shares in the Company to Eagle Geophysical, Inc., indirectly a wholly-owned subsidiary of Seitel, Inc.

                         ENERGY RESEARCH INTERNATIONAL

     The Company performs seismic data acquisition services for Seitel, Inc. During the years ended December 31, 1994, 1995 and 1996 the Company recognized revenue for services rendered to Seitel, Inc. of $4,027,000, $2,238,000, and $20,049,000, respectively.

     A subsidiary of the Company leases certain marine seismic equipment from Eagle Geophysical, Inc. under a five year operating rental agreement expiring June 30, 2001. During 1996, the Company recorded costs of $828,000 related to this lease. At December 31, 1996, the Company had a payable of $138,000 related to this item.

NOTE F -- CONCENTRATION OF RISK

     During the years ended December 31, 1994, 1995 and 1996, the Company had a concentration of revenues in four or less customers.

     During the year ended December 31, 1994, 60% of revenues were accounted for by Seitel, Inc. (21%), Chevron UK Ltd. (10%), Amerada Hess Ltd. (13%) and British Gas Exploration and Production Ltd (16%).

     During the year ended December 31, 1995, 63% of revenues were accounted for by Amerada Hess Ltd. (37%) and British Gas Exploration and Production Ltd (26%).

     During the year ended December 31, 1996, 72% of revenues were accounted for by Seitel, Inc. (46%) and Clyde Petroleum Exploratie BV (26%).

     The Company extends credit to various companies in the oil and gas industry for the acquisition of seismic data, which results in a concentration of credit risk. This concentration of credit risk may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. However, management believes that the risk is mitigated by the number, size, reputation and diversified nature of the companies to which they extend credit. Historical credit losses incurred on receivables by the Company have been immaterial.

NOTE G -- FOREIGN OPERATIONS

     Substantially all of the Company's operations are outside of the Cayman Islands. The Company's principal operations are in Europe and the United States.

     Financial information by geographic area is as follows (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
Operating revenues:
  Europe and other Areas....................................  $15,428    $25,375    $22,217
  United States.............................................    4,029      4,048     21,390
                                                              -------    -------    -------
      Total operating revenues..............................  $19,457    $29,423    $43,607
                                                              =======    =======    =======
Operating Income:
  Europe and other Areas....................................  $    63    $ 3,646    $(1,469)
  United States.............................................      153     (6,288)     1,390
                                                              -------    -------    -------
      Total operating income................................      216     (2,642)       (79)
      General corporate expenses............................     (505)    (1,062)    (1,149)
      Net interest expense..................................     (528)    (1,456)    (1,649)
                                                              -------    -------    -------
      Loss before provision for income taxes and
         extraordinary items................................  $  (817)   $(5,160)   $(2,877)
                                                              =======    =======    =======
Identifiable Assets:
  Europe and other Areas....................................  $21,903    $20,893    $20,499
  United States.............................................    5,833      6,135      6,266
                                                              -------    -------    -------
      Total Identifiable assets.............................  $27,736    $27,028    $26,765
      Corporate assets......................................    1,184      1,012      1,292
                                                              -------    -------    -------
      Total assets..........................................  $28,920    $28,040    $28,057
                                                              =======    =======    =======

     During the year ended December 31, 1994, 1995 and 1996 there were no intercompany revenues or operating incomes.

                         ENERGY RESEARCH INTERNATIONAL

NOTE H -- EARLY EXTINGUISHMENT OF DEBT

     In July 1996, in connection with Seitel, Inc. acquiring a 50% interest in the shares of the Company, the Company repaid a promissory note to a third party which was funded by a new loan from Seitel, Inc. in the amount of $2 million. The promissory note amounting to $2 million was redeemed for $1.4 million and as a result the Company recorded a credit of $600,000 which has been reflected in the Company's consolidated statement of operations as an extraordinary item for the year ended December 31, 1996.

NOTE I -- COMMON STOCK

                                                                1995        1996
                                                              --------    --------
Authorized: 900,000,000 shares, at par value $0.001 per
  share.....................................................  $900,000    $900,000
                                                              --------    --------
Issued and outstanding: December 31, 1996
  61,728 shares; December 31, 1995 100,000 shares...........  $    100    $     62
                                                              --------    --------

     In July 1996 the directors of the Company then owning 97% of the outstanding shares of the Company sold 50% of the outstanding shares of the Company to Seitel, Inc.

     In July 1996 the Board of Directors declared a one thousand-for-one common stock split. In these consolidated financial statements all per share amounts and numbers of shares have been restated to reflect the stock split.

     In November 1996, the Company repurchased from Seitel, Inc. 38,272 shares for an aggregate repurchase price of $2,679,000. The purchase price per share of the stock in the repurchase transaction was equal to the purchase price in the transaction in July 1996 in which Seitel acquired 50% of the outstanding shares of ERI from the then-current shareholders of ERI. The July 1996 purchase price was determined by arms-length negotiations between Seitel and such shareholders.

NOTE J -- PENSION PLAN

     The Company provides for the cost of retirement benefits for employees of its United Kingdom subsidiaries. The Plan known as the Horizon Pension Plan provides retirement benefits as defined in the Trust Deed and is managed by Trustees.

     The following table sets forth the plan and funded status at December 31, 1995 and 1996 (in thousands):

                                                               1995       1996
                                                              ------     ------
Actuarial present value of benefit obligation:
  Vested benefit obligation.................................  $2,885     $4,098
  Accumulated benefit obligation............................   2,885      4,098
  Projected benefit obligation..............................   3,476      4,939
Plan assets at fair value...................................   4,360      5,969
                                                              ------     ------
Plan assets in excess of projected benefit obligation.......     884      1,030
Unrecognized net transition asset...........................    (705)      (700)
Unrecognized net loss.......................................      --         79
                                                              ------     ------
Prepaid pension cost........................................  $  179     $  409
                                                              ======     ======

     Plan assets are invested in a unitised mixed managed fund. At December 31, 1996 approximately 86% of the fund was invested in UK and international equities and the balance invested in fixed interest securities or held as cash deposits.

                         ENERGY RESEARCH INTERNATIONAL

     Net pension cost for 1995 and 1996 included the following components (in thousands):

                                                               1995       1996
                                                              ------     ------
Service cost................................................  $  338     $  379
Interest cost...............................................     249        330
Actual return on plan assets................................    (489)      (627)
Net amortization and deferral...............................      83        118
                                                              ------     ------
Net pension cost............................................  $  181     $  200
                                                              ======     ======

     The major assumptions used in computing the net pension cost were:

                                                              1995    1996
                                                              ----    ----
Discount rate...............................................  9.0%    9.0%
Expected long term rate of return on plan assets............  9.5%    9.5%
Rate of increase in compensation levels.....................  6.5%    6.5%

NOTE K -- SUBSEQUENT EVENTS (UNAUDITED)

     Eagle Geophysical, Inc. intends to file a registration statement with the Securities and Exchange Commission for an underwritten initial public offering of shares of common stock. Eagle Geophysical, Inc. currently owns 19% of the outstanding shares of the Company and prior to or contemporaneously with the consummation of the offering by Eagle Geophysical, Inc. of its common stock pursuant to such registration statement, Eagle Geophysical, Inc. will acquire the remaining 81% of the outstanding shares of the Company, such acquisition being a condition to the consummation of the offering.

     In April 1997, one of the Simon Labrador's streamers suffered a mechanical failure and was damaged. The Company estimates that the cost of repairing such damage is unlikely to exceed $175,000. The estimated loss of net income earned by the Company including the cost of repairs is approximately $350,000.

     In July 1997, an incident caused by a shrimping vessel damaged the streamers deployed behind the Abshire Tide and the Discoverer in the Gulf of Mexico. Based on initial estimates of the damage, the Company anticipates that the cost to repair the streamers will be less than $500,000. The incident did not cause any material interruption to the operations of these vessels.

     The Company believes that for each incident any damage in excess of its $250,000 insurance deductible would be covered by the Company's insurance.

======================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER, THE ADDITIONAL SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL SEPTEMBER 1, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMPANY'S COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     8
The Company...........................    14
Use of Proceeds.......................    15
Capitalization........................    17
Dividend Policy.......................    18
Dilution..............................    19
Selected Pro Forma Financial
  Information.........................    20
Selected Financial Information........    21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    22
Description of Business...............    29
Management............................    39
Principal and Selling Stockholders....    48
Certain Transactions..................    50
Description of Capital Stock..........    53
Shares Eligible for Future Sale.......    56
Underwriting..........................    58
Legal Matters.........................    60
Experts...............................    60
Additional Information................    60
Glossary..............................    62
Index to Financial Statements.........   F-1

======================================================

======================================================

                                5,880,000 Shares

                         [EAGLE GEOPHYSICAL, INC. LOGO]

                                     EAGLE
                               GEOPHYSICAL, INC.

                                  Common Stock

                             ---------------------

                                   PROSPECTUS
                             ---------------------
                       PRUDENTIAL SECURITIES INCORPORATED
                               SIMMONS & COMPANY
                                 INTERNATIONAL
                                 August 5, 1997
======================================================